UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended — DECEMBER 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from


SEC MAIL PROCESSING
RECEIVED
AUG 2 7 2007
WASH, D.C.
186
SECTION

Commission file number 0-024828

SORL AUTO PARTS, INC.

(Name of Issuer in Its Charter)

DELAWARE	**30-0091294**
(State or Other jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*

NO. 1169 YUMENG ROAD
RUIAN ECONOMIC DEVELOPMENT DISTRICT
RUIAN CITY, ZHEJIANG PROVINCE
PEOPLE'S REPUBLIC OF CHINA
(Address of Principal Executive Offices, including zip code.)


07075779

86-577-65817720
(Issuer's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
NONE	NONE

Securities registered pursuant to Section 12(g) of the Act:

TITLE OF EACH CLASS COMMON STOCK

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if no disclosure of delinquent filers in response to Item 405 of Regulation S-K is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by referenced in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

State issuer's revenues for its most fiscal year December 31, 2006: $84,898,000

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity as of the last business day of registrant's most recently completed second fiscal quarter. As of June 30, 2006, the value was approximately $13,871,000.

State the number of shares outstanding of each of the issuer's classes of common equity: 18,275,126 as of March 23, 2007.

TABLE OF CONTENTS

PART I

ITEM 1. *DESCRIPTION OF BUSINESS*

SORL Auto Parts, Inc. (the "Registrant" or the "Company") is engaged in the business of manufacturing and distributing automotive air brake valves and related components for commercial vehicles weighing more than three tons, such as trucks and buses. The Company distributes products both in China and internationally under the SORL trademarks. The Company's product range includes 40 categories of brake valves with over 800 different specifications. According to an announcement of National Bureau of Statistics of China and China Association of Automobile Manufacturers ("CAAM") in June 2006, the Company ranks among the top 100 automotive component suppliers in China.

COMPANY HISTORY

GENERAL

The Company was incorporated in Delaware in March 1982 under the name The Enchanted Village, Inc. As of May 2004, prior to the acquisition of Fairford Holdings Limited, the Company had no revenues and limited assets. In July 2004, the Registrant changed its name from The Enchanted Village, Inc. to SORL Auto Parts, Inc. The Registrant also effected a one (1) for fifteen (15) reverse stock split.

ACQUISITION OF FAIRFORD

In May 2004, pursuant to the terms of a Share Exchange Agreement (the "Exchange Agreement") dated as of April 4, 2004, among the Registrant, Keating Reverse Merger Fund, LLC, Xiao Ping Zhang, Xiao Feng Zhang and Shuping Chi (collectively, the "Fairford Sellers"); and Fairford Holdings Limited, a Hong Kong corporation ("Fairford"), the Registrant acquired from the Sellers (the "Acquisition") all of the issued and outstanding equity interests of Fairford (the "Fairford Shares"). As consideration for the Fairford Shares, the Registrant issued 1,000,000 shares of its Series A Convertible Preferred Stock, which were convertible into an aggregate of the 194,305,800 shares of common stock. In July 2004, the Fairford Sellers converted their shares of Preferred Stock into shares of common stock. The consideration for the Acquisition was determined through arm's length negotiations between the management and the Fairford Sellers. As a result of the Acquisition, the Fairford Sellers held approximately 97.5% of our common stock on an as converted basis.

Upon the closing of the Acquisition, Kevin R. Keating resigned as President, Secretary Chief Financial Officer and sole Director of the Registrant. Effective May 7, 2004, Xiao Ping Zhang, Xiao Feng Zhang, and Jung Kang Chang began serving their terms as members of the Registrant's Board of Directors. The newly elected directors appointed Xiao Ping Zhang as the Chairman and Chief Executive Officer, Xiao Feng Zhang as the Chief Operating Officer and Zong Yun Zhou as the Chief Financial Officer.

All references in this report to "SORL," the "Registrant," the "Company," "we," "our" and "us" mean, unless the context indicates otherwise, (i) our predecessor, the Enchanted Village, Inc., for the periods prior to May 10, 2004, the date the Acquisition was consummated, and (ii) the successor and registrant, SORL Auto Parts, Inc. and subsidiaries that now owns and operates the automotive components manufacturing business of Fairford as a result of the Acquisition. In addition, when the context so requires, we use the term "predecessor" to refer to the historical operations of our predecessor prior to the Acquisition and "successor" to refer to our historical operations following the Acquisition, and we use the terms "we," "our" and "us" to refer to the predecessor and the successor collectively.

BUSINESS

As a result of the Acquisition, through Fairford's 90% ownership of the Ruili Group Ruian Auto Parts Co., Ltd., a sino-foreign joint venture (the "Joint Venture"), the Company develops, manufactures and distributes automotive air brake valves and related components to automotive original equipment manufacturers, or OEMs, and the related aftermarket both in China and internationally. Installed on the chassis, air brake valves include a collection of various air brake components using compressed air and functioning as the execution device for service braking and parking braking. The Company's products are principally used in commercial vehicles weighing over three tons, such as trucks and buses. Air brake valves are critical components that ensure driving safety.

The Joint Venture was formed in China as a sino-foreign joint venture on January 17, 2004, pursuant to the terms of a Joint Venture Agreement (the "JV Agreement") between the Ruili Group Co., Ltd. (the "Ruili Group") and Fairford. The Ruili Group was incorporated in the PRC in 1987 and specialized in the development, production and sale of various kinds of automotive parts. Fairford and the Ruili Group contributed 90% and 10%, respectively, of the paid-in capital of the Joint Venture, which totaled $43.4 million.

Effective January 19, 2004 the Joint Venture acquired the business segment of the Ruili Group relating to the manufacture and sale of various kinds of valves for automotive brake systems and related operations (the "Transferred Business"). The Ruili Group began the automotive air brake valve business in 1987. The acquisition was accomplished by the transfer from the Ruili Group to Fairford of the relevant assets and liabilities of the Transferred Business including trade receivables, inventories and machinery, and the assumption of short and long term borrowings for a purchase price of $6,390,000. The consideration was based on a valuation provided by Ruian Ruiyang Assets Valuation Co., Ltd., an independent PRC valuation firm. Fairford then transferred these assets and liabilities to the Joint Venture as consideration for its 90% ownership interest of the Joint Venture. The Ruili Group transferred inventory as its capital contribution for its 10% interest in the Joint Venture. The assets and liabilities transferred to the Joint Venture by Fairford and the Ruili Group represented all the assets and liabilities of the Transferred Business. Certain historical information of the Transferred Business is based on the operation of the Transferred Business when it was owned by the Ruili Group.

On November 30, 2006, SORL completed a follow-on public offering of 4,285,714 shares of common stock at $7.25 per share. Gross proceeds were approximately $31.1 million. Net proceeds after approximately $2.2 million of underwriters' commissions and approximately $0.7 million of related offering expenses were approximately $28.2 million. On December 13, 2006, Maxim Group LLC, the lead underwriter of offering, exercised its over-allotment option in full to purchase an additional 642,857 shares of common stock. After deduction of underwriter's discount of approximately from $0.3 million, the Company received $4.3 million. The aggregate net proceeds to SORL of this offering was approximately $32.5 million, which included the $4.3 million as a result of the exercise of the over-allotment option granted to the underwriters.

On December 8 and 26, 2006, through Fairford, SORL invested $32.67 million in its operating subsidiary, the Ruili Group Ruian Auto Parts Co., Ltd. To maintain its 10% shareholding in the Joint Venture, the Ruili Group increased its capital investment by $3.63 million. Accordingly. SORL continues to hold a 90% controlling interest in the operating subsidiary.

The Joint Venture is located in Ruian City, Wenzhou, Zhejiang Province, People's Republic of China. Wenzhou is a southeast coastal city and is a center of automotive parts manufacturing in China. The Company's main products include spring brake chambers, clutch servos, air dryers, and main valves and manual valves, all of which are widely used in the brake systems for various types of commercial vehicles weighing more than three tons such as trucks and buses. Reliable functioning of those valves is critical to safety both when driving and parking.

The Company's Products

Through the Joint Venture, the Company manufactures and distributes commercial vehicle air brake valves and related components in China and internationally. Installed on the chassis, air brake valves include a collection of various air brake components using compressed air and functioning as the execution device for service braking and parking brake. The products are principally used in commercial vehicles weighing over three tons, such as trucks and buses. Air brake valves are critical components that ensure driving safety.

The Joint Venture makes an extensive range of air brake valves and related products covering forty categories and over eight hundred specifications, which are widely used in different types of commercial vehicles. Additionally, the Joint Venture offers a more complete product line including non-valve products, which are sourced from the Ruili Group. Such outsourced non-valve products include power steering pumps and other pumps, automobile electrical components and auto meters. The Joint Venture is continually engaged in introducing new products rapidly, maintain high quality, and provide excellent customer support. When working with a customer, the

Joint Venture's goal is to understand the design intent and brand image for each product and leverage the Joint Venture's extensive experience and innovative technology to deliver products that enable the customer to differentiate the air brake valves and related components. The Company supports its products with a full-range of styling, design, testing and manufacturing capabilities, including just-in -time and in-sequence delivery.

The following discussion describes the major products within the operations segment that the Joint Venture produces as of the date of this report.

Product	Description
RL3530 Series Spring Brake Chamber	A spring brake chamber executes the service, parking and emergency braking, when the brake system malfunctions, the products can automatically provide emergency braking force. In 2006, the Joint Venture produced 786,900 units of spring brake chambers, the largest output in China, which were supplied to OEM customers such as FAW Qingdao and Dongfeng Group.
Clutch Servo	Clutch Servo, which are innovative clutch empower devices developed by the Joint Venture, was awarded a patent in China. They are used for controlling the performance of brake system clutches by means of a pneumatic-driven hydraulic operation. The features of this product are simpler structure, smaller size, higher durability and improved effectiveness. With an output of 465,900 units in 2006, clutch servo are currently supplied to OEM customers such as FAW Qingdao.
RL351 Series Air Dryer	Air dryers dry and purify the compressed air. Combined with unloader valves and the heating components, this new type of air dryer requires no separate installation of certain other components. The product has a compact structure and multiple functions. Furthermore, it improves the reliability of the use of other air brake system components, enhancing safe driving. Annual output of these series of products reached 191,400 units in 2006. The products are supplied to OEM customers such as FAW Qingdao and Dongfeng Group.
Relay Valves	Electric control exhaust relay valves greatly shorten the length of pipeline between the air storing tank and the brake chamber, and, as a result, enhance the speed to operate the brake system. They are widely used in different types of commercial vehicles. Annual output is approximately 401,500 units.
Hand Brake Valves	Hand brake valves serve as an auxiliary device for parking brakes. Current annual output is about 287.7 thousand units. They are supplied to many OEM customers including FAW Qingdao.

We obtained ISO9001/QS9000/VDA6.1 System Certifications in 2001. We passed the ISO/TS 16949 System Certification test conducted by the TUV CERT Certification Body of TUV Industrie Service GmbH in 2004, and its annual review in 2006 The ISO/TS 16949 System, a higher standard replacing the ISO9001/QS9000/VDA6.1 System, was enacted by the International Automotive Task Force and is recognized by major automobile manufacturers all over the world.

CHINA AUTOMOBILE AND AUTO PARTS INDUSTRY

The automobile industry is one of China's key industries, contributing significantly to the growth of China's economy. Mr. Changming Xu, head of Economic Consulting Center under the State Information Center, predicted that the continued growth of the Chinese economy will in turn result in the growth of the Chinese automotive industry for at least another decade. It is expected that, during the Eleventh "Five-Year Plan" period (2006 — 2010), China's GDP will maintain a high growth rate of at least 7% per annum. Per CAAM's statistics, in 2006, China's automobile output and sales volume hit their record high, reaching 7.28 million and 7.22 million units, and increasing by 27.3% and 25.1% year over year, respectively. It is expected that China's automobile output and sales volume would reach 8 million units in 2007. In 2006, total automobile purchases in China accounted for over 10% share of the overall global consumption, more than twice of that in 2001, in which year China joined WTO. To date, China has become world's third largest automobile manufacturing country and the second largest automobile consumption country.

By the end of 2010, annual production of all types of trucks in China is forecasted to reach 2.2 million units, out of which approximately 0.65 million units for heavy duty trucks, representing a compounded annual growth rate (CAGR) between 10% and 15% during the period. This forecast was based on the prediction that Chinese government will continue its active fiscal policy, development plan for western China, restoration of the northeastern China traditional industrial base, investment in infrastructure projects, and strict enforcement of the ban on truck overloading.

In 2006, China's worldwide automotive parts sales was approximately $74.4 billion. It is forecasted that the total China auto parts global sales would expand to about $187 billion in 2010, of which $82.5 billion will be for sales to original equipment manufacturers ("OEM's").

The overall Chinese auto parts industry is highly fragmented. Management believes that the future trends of China's auto parts industry will be:

- To keep pace with the rapid development of new automobile technologies.
- To meet the requirements from increasingly demanding OEM customers, such as zero defects, and cost reduction.
- To partner with OEM customers in the entire process from product design, development and production to costing, quality control and final delivery.
- To implement industry restructuring through integration to form several large sized auto parts manufacturing groups capable of competing with international manufacturers.

MARKET AND CUSTOMERS

The Joint Venture is the largest commercial vehicle air brake system manufacturer in China. In general, customers are divided into three groups: OEM in China, aftermarket distributors in China, and international customers, accounting for approximately 32%, 28% and 40%, respectively, of the Company's annual sales for 2006.

OEM Market — The Joint Venture has established long-term business relationships with most of the major automobile manufacturers in China. The Joint Venture sells its products to thirty-nine (39) vehicle manufacturers, including all of the key truck manufacturers in China. In addition to heavy-duty trucks, the valves are also widely used in air brake systems for buses. Typically, bus manufacturers purchase a chassis from truck chassis manufacturers which already have the Joint Venture's air brake valves incorporated.

The table below presents comparative information for 2005 and 2006 on the Company's top 5 OEM customers.

Ranking	Customer	% of 2006 Sales	Customer	% of 2005 Sales
1	FAW Qingdao Automobile Works	4.56%	FAW Qingdao Automobile Works	5.07%
2	First Auto Group Purchase Dept	4.39%	First Auto Group Purchase Dept.	4.38%
3	Dongfeng Axle Co., Ltd.	3.43%	Dongfeng Axle Co., Ltd.	3.25%
4	Beiqi Foton Motor Co., Ltd. Zhucheng Automobile Works	2.07%	Liuzhou Special Auto Manufacturing Co., Ltd.	3.04%
5	Liuzhou Special Auto Manufacturing Co., Ltd.	1.71%	Beiqi Foton Motor Co., Ltd. Beijing Auman Heavy-Duty Vehicle Works	2.65%

Our principal OEM customers are:

FAW Qingdao Automobile Works: It is a subsidiary of FAW Group (a.k.a. First Auto Group). Established in 1953, FAW is the largest automobile manufacturer in China. During the past 50 years, its product line has expanded from a single product for trucks to a full range of light, medium and heavy vehicles, sedans and buses, with output reaching 6.4 million units. FAW has established joint ventures with major international firms such as Volkswagen and Toyota, while expanding within China through a merger with Tianjin Automobile Industry (Group) Co., Ltd.

Dongfeng Axle Co., Ltd.: It is a subsidiary of Dongfeng Motors Group. Established in 1969, Dongfeng ranks among the top three groups in China's automotive industry. Its main products include commercial vehicles, passenger cars and automotive parts.

Beiqi Foton Motor Co., Ltd.: Headquartered in Chang Ping District, Beijing, Foton was founded in 1996. It is a public listed company with majority of state-owned shares. It possesses total assets exceeding 5 billion RMB and has about 28,000 employees. As China's largest commercial vehicle manufacturer with a complete range of types, Foton sells under the brand names of Auman, AUV, View, Saga, Aumark, Ollin, Sup and Forland.

Aftermarket — Together with the Ruili Group, the Joint Venture has established the sales networks of twenty-eight authorized distributors covering the following seven regions nationwide:

- Northeast Region (Harbin, Changchun, Shenyang)
- North Region (Beijing, Shijiazhuang, Datong, Tianjin)
- Northwest Region (Urumchi, Xi'an)
- Southwest Region (Chongqing, Liuzhou, Kunming, Chengdu)
- Central Region (Zhengzhou, Wuhan, Shiyan)
- East Region (Ji'nan, Qingdao, Hefei, Hangzhou, Nanchang, Quanzhou, Shanghai, Najing, Xuzhou)
- South Region (Guangzhou, Changsha)

The 28 distributors sell only "SORL" products and in turn channel the products through over 800 sub-distributors.

International Market — Management views the export market as the most important growth area. We have signed agreements with three distributors in UAE, Australia and US. We also actively participate in international trade shows such as those held in Paris, Frankfurt, Dubai and Las Vegas, through which the Company has been able to expand its export business. In 2006, export sales accounted for 40% of total revenue. With the exception of OEM sales to TATA in India, export sales are to the overseas aftermarket. Products are exported to more than 72 countries and regions in the world. Total export sales in 2006 increased by 45% compared to that in 2005.

Ranking	Country	Customer Name	% of 2006 Sales	Country	Customer Name	% of 2005 Sales
1	United Arab Emirates	GOLDEN DRAGAN AUTO SPARE PARTS	6.24%	United Arab Emirates	GOLDEN DRAGAN AUTO SPARE PARTS	6.46%
2	USA	ITM	4.50%	South Africa	MICO	1.57%
3	South Africa	MICO	1.83%	Canada	F.P.	1.21%
4	Nigeria	LIL/MILA	1.35%	Taiwan, China	MITA	0.94%
5	Poland	MAKROTECH	0.87%	South Africa	POLMO	0.77%
6	South Africa	POLMO	0.73%	Spain	AIR-FREN	0.66%
7	Poland	FOTA	0.70%	USA	KTC	0.61%

COMPETITION

The Joint Venture conducts its business in a complex and highly competitive industry. The global automotive parts industry principally involves the supply of systems, modules and components to vehicle manufacturers for the manufacture of new vehicles. Additionally, suppliers provide components to other suppliers for use in their product offerings and to the aftermarket for use as replacement or enhancement parts for older vehicles. In current global automotive industry, it is a trend that vehicle manufacturers only engage in assembling but not manufacturing non-key automotive parts. Rather, they source these components through a global network of suppliers. As a result, only those automotive parts manufacturers with large-scale production, advanced technology and the ability of producing system modules, can supply their products to vehicle manufacturers directly. The automotive parts industry in China is fragmented and there are many small manufacturers who mainly target the aftermarket. However, there are not many companies who have established both nationwide aftermarket sales networks and close relationships with leading OEM manufacturers. As the largest commercial vehicle air brake system manufacturer in China, the Joint Venture has established long-term business relationships with most of the major automobile manufacturers in China, such as FAW Group (a.k.a. First Auto Group), Dongfeng Motors Group, Liuzhou Special Auto Manufacturing Co., Ltd., Beiqi Foton Motor Co., Ltd., etc. In 2006, the Joint Venture maintained an increasing market share in all sales segments, especially in overseas sales. In terms of revenues, the Company ranks among the top 100 automotive component suppliers in China. Management believes that the key success factors in the commercial vehicle air brake valves segment are product quality, price competitiveness, technical expertise and development capability, new product innovation, reliability and timeliness of delivery, product design capability, facilities condition, operational flexibility, customer service and overall management.

Domestic Competition — The Joint Venture has three major competitors in China: VIE, Weiming and CAFF.

- *China VIE Group:* Its principal products are main valves and unloader/governors, with a majority supplied to OEM's, such as Anhui Jianghuai Automobile Co., Ltd., and the remaining portion for aftermarket and export.
- *China Shandong Weiming Automotive Products Co.* Ltd.: This is a joint venture with WABCO of Germany, and mainly produces spring brake chambers, air dryers, and ABS, primarily supplying to truck and bus OEM's such as FAW and North-Benz.
- *Chongqing CAFF Automobile Braking and Steering Systems Co., Ltd.:* Its main products are air dryers and main valves. Its principal customer is Chongqing Heavy Vehicle Group Co., Ltd.

Management believes the Company has the following advantages:

- *Brand Name:* As China's largest commercial vehicle air brake valves manufacturer, the Joint Venture's "SORL" brand is widely known in the country.
- *Technology:* The Joint Venture views technological innovation and leadership as the critical means to enhance its core competence. It owns a technology center, including a laboratory specializing in the research of automotive brake controlling technologies and development of air brake system products.
- *Product Development:* Through its international sales offices in the US, Australia and the Middle East, the Joint Venture is able to promptly collect information about the current trends in automotive technologies, which in turn is applied to our new product development. In addition, IT application and strict implementation of ISO/TS16949 standards in the development process greatly shorten the development lead time and improve new product quality.
- *Sales Networks:* The Joint Venture has contracted with 28 authorized distributors covering 7 regions of China, who in turn channel "SORL" products through over 800 sub-distributors throughout China.

International Competition — In the international market, our largest competitors are WABCO and Knorr. While management believes our current advantage over WABCO and Knorr is lower pricing, management also believes that the Company's product quality and brand awareness are improving. The Joint Venture's competitive advantages over other competitors in the world market are:

- *Performance-Cost Ratio:* "SORL" products enjoy a much lower production costs leveraging on the low labor costs in China. Through the Company's improved product line as a result of technology and manufacturing improvements, the Joint Venture products' performance-cost advantage is increasing.
- *Quick Adaptation to Local Market:* Through its international sales channels in the US, Australia and Middle East, the Joint Venture has been able to respond to local market needs.

- *Diversified Auto Products:* In addition to its air brake valve products, to fully support existing export customers, the Joint Venture also distributes a wide range of non-valve products which are sourced from the Ruili Group. This reduces customers' transaction costs.

SALES AND MARKETING

To further increase our market share, in 2006, the JV expanded its sales force to strengthen its sales and marketing efforts. As a result, the headcount for domestic (PRC) sales and international sales increased to twenty-seven and thirty, respectively, from twenty-two and twenty-three. Products are sold under the "SORL" trademark, which the Joint Venture licenses on a royalty free basis from the Ruili Group. The license expires in 2019.

In China, the commercial vehicle air brake valve market can be divided into 2 segments: OEM market and aftermarket.

OEM Market — The Joint Venture sells its products to thirty nine (39) vehicle manufacturers, with most of which it has established long-term relationships. Normally, annual sales contracts with key customers are signed at the beginning of the calendar year and are revised as needed.

After experiencing a market slump in 2005, China's heavy duty trucks output and sales volume increased by 15.4% year over year in 2006. With the rebound of the Chinese heavy duty truck markets, the Joint Venture's sales to the OEM market increased by $6.5 million or 31.6% for the year ended December 31, 2006, as compared to the year ended December 31, 2005. The Joint Venture expanded its OEM market share basically from its existing major customers.

Aftermarket — The Joint Venture's products are also sold in the aftermarket for replacement purposes. With the rapid growth of commercial vehicles output in recent years and the increasing number of vehicles on the road, demand for parts has become stronger. Currently, SORL has 28 authorized distributors covering 7 regions nationwide. These distributors sell only the Joint Ventures and the Ruili Group's products under the "SORL" trademark to over 800 distributors. The Joint Venture provides product technical services to these distributors. The Joint Venture also conducts periodic performance evaluations, and reserves the right to terminate the distributorship of those with frequent delinquencies or poor sales records, and to replace them by other selected firms. For 2006, the Company achieved total revenue of $23.9 million in domestic aftermarket sales, an increase of 18.3% from 2005.

International Markets — Export expansion is the focus of our marketing strategy. The Joint Venture sells products to over 72 countries and has signed agreements with three distributors in UAE, Australia and the U.S. as SORL's sales centers in their regions. It also actively participates in international trade shows at Paris, Frankfurt, Dubai and Las Vegas, to update its knowledge on automobile technology and local market trends and to acquire new customers and new orders. To further penetrate the Indian market, in early 2007, the Joint Venture set up a sales office in Pune, India. In addition to supplying products to TATA Motors, the Joint Venture also focused on establishing relationships with other major OEMs and with participants in the replacement market in India.

In 2006, the Middle East segment had the largest share of overseas sales. The American segment experienced the fastest growth, followed by the European segment. Export sales grew by approximately 44.9%, from $23.4 million in 2005 to $33.9 million in 2006.

DISTRIBUTION

The Joint Venture ships finished products directly to OEM customers. The products are distributed to aftermarket customers in China through a network of 28 authorized distributors, who also function as the distribution centers for their respective regions. Shipments are delivered directly to international customers.

Intellectual Property and Innovation Capability

The Joint Venture currently employs 56 technical staff members, including 38 holding Engineer or Senior Engineer qualifications. Among which, 3 staff members are for intelligence, 35 for new product development and technique designing, 6 for testing, 5 for MIS and the remaining for on-site quality management.

In addition to its in-house technical force, the Joint Venture has cooperation arrangements with leading universities in automotive engineering industry, including:

- *Harbin Institute of Technology:* Contract for co-development of electronic control products for automotive master cable technology; and
- *Tsinghua University E-Tech Technology Co., Ltd. and Zhejiang University:* Contract for MIS projects, including the development of application software for product design innovation and production management.

Pursuant to the arrangements with these universities, we have priority rights to acquire the intellectual property which is developed. The financial arrangements as to amount and terms of payment vary depending on the type of project. Normally, we make an initial payment in the form of a research grant and then negotiate a payment upon development of the technology.

We also consult with the technical staff of the Ruili Group from time to time on a no-cost basis. We collaborate with other industry research groups such as Changchun Automotive Research Institute of FAW Group and Dongfeng Automotive Research Institute of the Dongfeng Group.

Capitalizing on these resources, we have successfully developed innovative products and technologies such as a new type of clutch servo for automatic transmissions; a combined air dryer with build-in temperature-control device and unloader; and an inner-breath spring chamber which enables internal air circulation, thus reducing dirt collection and therefore enhancing the product's reliability and durability.

In 2006, we successfully developed a number of new products and started production:

- *Clutch Servo with Inductive Displacement Transducer:* The special transducer triggers an automatic alarm before the clutch gets burned, and also prevents shifting of the transmission without separateness of the clutch, thereby enabling harmonious shifting.
- *Automatic Slack Adjuster:* It automatically adjusts the abrasion clearance between the brake shoe and the brake drum, thereby keeping the clearance of different wheels within prescribed limits and ensuring the highest level balance of braking force among wheels.
- *Loading Sensor Proportion Valve:* It automatically adjusts the input air pressure in the brake chamber in line with changes in load, hence matching braking strength with auto load.
- *New Type Foot Brake Valve:* The alarming switch and braking switch added give new features to the traditional foot brake valves.

The Joint Venture owns a full range of processing equipment required for development of new auto part products, including machines for molding, die casting and cutting processes. Furthermore, the Joint Venture is capable of designing and making over 90% of the technical devices such as tools, jigs and molds that are required for producing prototypes. In addition, the partnership with Tsinghua University and Zhejiang University in developing software for application in new product design system has resulted in substantial savings in the cycle time for new product development.

Patented Technologies

Currently the Joint Venture owns 11 utility patents and has filed applications for another in China and additional three in the U.S.

Know-how

Based on the many years of manufacturing experience, the Joint Venture has accumulated a substantial amount of know-how. For instance, the special formula for aluminum alloy acquired over years of repeating tests considerably improves the compactness of alloy, hence the strength of casting. The Joint Venture also keeps a confidential "protection film" processing technique to enhance the sealability of products.

The Joint Venture has taken numerous steps to protect its proprietary technologies. Specific staff is assigned to safe keep documents and filings. Critical employees are required to sign a confidentiality agreement with the Joint Venture.

Trademarks

Our principal trademark is "SORL" which we license on a non-exclusive royalty free basis from the Ruili Group. The license currently expires in 2012 and we have an agreement with the Ruili Group that the license will be extended if the trademark registration for the trade name is extended. The Ruili Group has obtained a registration for "SORL" from the World Intellectual Property Organization.

PRODUCTION

The Joint Venture owns the largest commercial vehicle air brake valve products manufacturing base in China, consisting of fifteen (15) production / assembly lines. In 2006, the Joint Venture re-deployed and streamlined its production / assembly lines, enabling it to rapidly adjust its production plan to meet increasing market demands for new types. The production process includes fixture, jig and die making, aluminum alloy die casting, metal sheet stamping, numerical control cutting, melding, numerical control processing, surface treatment, filming, rubber/plastic processing, final assembly and packaging. The Joint Venture possesses state-of-the-art manufacturing and testing facilities sourced from the US, Korea, Taiwan as well as mainland China, including CNC processing centers, CNC lathes, casting, stamping and cutting machines, automatic spraying and electroplating lines, cleaning machines, automatic assembly lines and 3D COMERO and projectors, etc.

There are currently 1,425 production staff, most of whom are experienced and skilled workers and mechanics.

The Joint Venture leases from Ruili Group the plant building as its production facility and warehouse, for a total area of approximately 271,713 square feet. The lease began in March 2004 for a term of ten years. Annual rental is approximately $457,845.

ENVIRONMENT

The Joint Venture carries out staff training to enhance awareness of environment protection. It effects controls from the beginning to adopt environment friendly production, reducing or preventing pollution, as well as saving energy consumption and manufacturing costs. For example, intensity of noise is listed as one of the criteria in the selection of new equipment; Waste water is stored, purified and recycled in the production process; and compressing machines are used in disposal of aluminum and steel scraps, thereby saving both storage space and power consumption.

RAW MATERIALS

Raw materials used by the Joint Venture in the manufacture of its products primarily include steel, aluminum, other metals, rubber and various components.

All of the materials used are generally readily available from numerous sources. We have not, in recent years, experienced any significant shortages of manufactured components or raw materials and normally do not carry inventories of these items in excess of what is reasonably required to meet our production and shipping schedules. Critical raw materials are generally sourced from at least two or more vendors to assure adequate supply and price competition. The Joint Venture maintains relationships with over twenty material suppliers. In 2006, the three largest suppliers are Shanghai Jinshi Materials Co,. Ltd, Shanghai Tongzai International Trade Co,. Ltd and Shanghai Dechen Materials Co,. Ltd, which accounted for 41.7% of the aggregate of raw materials we purchased.

Over the past two years we have experienced price increases for aluminum but no supply delays or shortages. The increases have had an adverse impact on gross profit, since some of the increases cannot be passed onto the customers. To reduce the impact of these price increases, we have taken some measures, such as selecting the suppliers which are physically close to the Joint Venture to reduce the cost of transportation, not to carrying inventories of raw material in excess of those required to meet production when the market price is volatile, having short-term pricing agreements with some of our suppliers that reduce our exposure to aluminum pricing increases, and optimizing production technique to reduce raw material consumption. Furthermore, with the increase of production, we believe that the negative affect on gross margin was largely offset by economy of scale.

When planning a purchase order, with such other terms as quality, delivery and credit terms being substantially the same, the Joint Venture compares prices quoted by different suppliers in an attempt to receive the lowest price. In order to secure a purchase price and subsequently a predictable cost of sales, the Joint Venture generally makes a down payment to suppliers.

Normally, the annual purchase plan for raw materials, such as aluminum ingot and steel sheet, is determined at the beginning of the calendar year according to our OEM customer's orders and our own forecast for the aftermarket and international sales. Such purchase plans with key suppliers can be revised quarterly. Our actual requirements are based on monthly production plans. Management believes that this arrangement prevents us from having excess inventory when the orders from customers change.

For raw materials other than steel and aluminum, we normally maintain from five to seven days of inventory at our warehouse.

STRATEGIC PLAN

The Joint Venture's strategic plan is to enhance its core competences, maintain steady business growth and increase its market share both in China and internationally through the following:

- *FOCUS ON QUALITY CONTROL AND COST REDUCTION.* We believe that our products offer higher quality compared with our competitors in the commercial vehicle air brake valve market in China, and a superior performance-cost advantage in the international market. To sustain this competitive advantage and at the same time obtain higher profit margins, the Joint Venture plans, based on its efficient manufacturing base in China, to continue focusing on quality control and cost reduction, including, for example, reduction in spoilage and improvement in manufacturing techniques.

- *IMPLEMENT THE BRAND STRATEGY.* The Joint Venture plans to focus efforts on promotion of the "SORL" brand name based on technological innovation.

- *INVEST IN THE NEXT GENERATION VALVE TECHNOLOGY.* We have passed the final testing for the newly developed clutch servo with inductive displacement transducer, and placed the product in mass production in 2006. We have also completed the development of other new products such as automatic slack adjusters, loading sense proportion valves and a new type foot brake valve. Additionally, we have 102 new products in the process of developing.

- *EXPAND PRODUCTION FACILITIES TO MEET FURTHER DEMANDS.* Anticipating the increasing demands for our products, management plans to acquire new facilities and procure new equipment, and also to increase the Joint Venture's sales force.

- *FURTHER EXPANSION IN THE INTERNATIONAL MARKET.* During 2006, the Joint Venture achieved approximately 44.9% growth in export sales, which accounted for 40% of total sales for the year. Management believes our products are competitive in the international market. We plan to set up additional authorized sales distributors internationally. We also plan to actively seek strategic partnerships with international distributors and manufacturers.

- *EXPAND THROUGH STRATEGIC ALLIANCES AND ACQUISITIONS.* We are exploring opportunities to create long-term growth through new joint ventures or acquisitions of other automotive parts manufacturers in China, and of auto parts distributors or repair factories with established sales networks outside of China. We will seek synergistic acquisition targets which can be easily integrated into our product manufacturing and corporate management, or companies that have strong joint-venture partners that would become major customers.

DOING BUSINESS IN CHINA

CHINA'S ECONOMY

Management believes that the most important factor to understand the Chinese automobile industry is the country's rapid economic growth. According to China's Statistics Bureau, China's GDP growth rate for 2004, 2005 and 2006 was 9.5%, 9.4% and 10.7% respectively.

Looking forward, GDP growth in the region is forecasted about 10% in 2007. Over the long term, China's accession to the World Trade Organization (WTO) has accelerated the capital flow to China from other developed countries.

THE CHINESE LEGAL SYSTEM

The practical effect of the People's Republic of China legal system on our business operations in China can be viewed from two separate but intertwined considerations. First, as a matter of substantive law, the Foreign Invested Enterprise laws provide significant protection from government interference. In addition, these laws guarantee the full enjoyment of the benefits of corporate Articles and contracts to Foreign Invested Enterprise participants. These laws, however, do impose standards concerning corporate formation and governance, which are not qualitatively different from the general corporation laws of the several states. Similarly, the People's Republic of China accounting laws mandate accounting practices, which are not consistent with US Generally Accepted Accounting Principles. The China accounting laws require that an annual "statutory audit" be performed in accordance with People's Republic of China accounting standards and that the books of account of Foreign Invested Enterprises are maintained in accordance with Chinese accounting laws.

Second, while the enforcement of substantive rights may appear less clear than United States procedures, the Foreign Invested Enterprises and Wholly Foreign- Owned Enterprises are Chinese registered companies which enjoy the same status as other Chinese registered companies in business-to-business dispute resolution. Because the terms of the respective Articles of Association provide that all business disputes pertaining to Foreign Invested Enterprises are to be resolved by the Arbitration Institute of the Stockholm Chamber of Commerce in Stockholm, Sweden applying Chinese substantive law, the Chinese minority partner in the Joint Venture will not assume a privileged position regarding such disputes. Any award rendered by this arbitration tribunal is, by the express terms of the respective Articles of Association, enforceable in accordance with the "United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards (1958)." Therefore, as a practical matter, although no assurances can be given, the Chinese legal infrastructure, while different in operation from its United States counterpart, should not present any significant impediment to the operation of Foreign Invested Enterprises.

ECONOMIC REFORM ISSUES

Although the Chinese government owns the majority of productive assets in China, in the past several years the government has implemented economic reform measures that emphasize decentralization and encourage private economic activity. Because these economic reform measures may be inconsistent or ineffectual, there are no assurances that:

- We will be able to capitalize on economic reforms;
- The Chinese government will continue its pursuit of economic reform policies;
- The economic policies, even if pursued, will be successful;
- Economic policies will not be significantly altered from time to time; and
- Business operations in China will not become subject to the risk of nationalization.

Since 1979, the Chinese government has reformed its economic systems. Because many reforms are unprecedented or experimental, they are expected to be refined and improved. Other political, economic and social factors, such as political changes, changes in the rates of economic growth, unemployment or inflation, or in the disparities in per capita wealth between regions within China, could lead to further readjustment of the reform measures. This refining and readjustment process may negatively affect our operations.

To date reforms to China's economic system have not adversely impacted our operations and are not expected to adversely impact operations in the foreseeable future; however, there can be no assurance that the reforms to China's economic system will continue or that we will not be adversely affected by changes in China's political, economic, and social conditions and by changes in policies of the Chinese government, such as changes in laws and regulations, measures which may be introduced to control inflation, changes in the rate or method of taxation, imposition of additional restrictions on currency conversion and remittance abroad, and reduction in tariff protection and other import restrictions.

EMPLOYEES AND EMPLOYMENT AGREEMENTS

The Company currently employs 1621 employees, all of whom are employed full time: 41 for quality control, 56 technical staff, 57 sales and marketing staff, 1425 production workers and 42 administrative staff. There are employment agreements with all of the employees whereby administrative staff workers agree to five years of employment and hourly workers agree to three years. Employment contracts with all employees comply with relevant laws and regulations of China.

The Joint Venture is subject to the Sino-foreign Equity Joint Venture Enterprise Labour Management Regulations. In compliance with those regulations, the Joint Venture's management may hire and discharge employees and make other determinations with respect to wages, welfare, insurance and discipline of employees. The Joint Venture has, as required by law, established special funds for enterprise development, employee welfare and incentives, as well as a general reserve. In addition, the Joint Venture is required to provide its employees with facilities sufficient to enable the employees to carry out trade union activities.

DESCRIPTION OF THE JOINT VENTURE

General

The Joint Venture was established on January 17, 2004 pursuant to the terms of a Joint Venture Agreement with the Ruili Group. Below is a description of the material terms of the Joint Venture.

Management of the Joint Venture

Pursuant to the terms of the Joint Venture Agreement, the Board of Directors of the Joint Venture consists of three directors; we have the right to designate two members of the board and the Ruili Group has the right to designate one member and we have the authority to appoint the Chairman of the Board. The majority of the Board has decision-making authority with respect to operating matters. As a result, we maintain operating control over the Joint Venture. However, at this time, our two senior executives, Messrs. Xiao Ping Zhang and Xiao Feng Zhang are the founders of the Ruili Group, and therefore there is limited independence between the two entities. The term of the Joint Venture will expire on March 4, 2019 although we anticipate that we will be able to extend such term. Extension of the agreement will be subject to negotiation with the Ruili Group and approval of the Chinese government.

JV DISTRIBUTION OF PROFITS

After provision for social welfare funds for employees and provision for taxation, the profits, if any, of the Joint Venture will be available for distribution to the parties in proportion to their respective capital contributions. Any such distributions must be authorized by the Joint Venture's Board of Directors. To date, the Joint Venture has not distributed any profits and does not anticipate doing so for the near term.

JV ASSIGNMENT OF INTEREST

Any assignment of an interest in the Joint Venture must be approved by the Chinese government. The Chinese joint venture laws also provide for preemptive rights and the consent of the other joint venture party for any proposed assignments by one party to a third party.

JV LIQUIDATION

Under the Chinese joint venture laws, the Joint Venture may be liquidated in certain limited circumstances, including expiration of the ten-year term or any term of extension, the inability to continue operations due to severe losses, force majeure, or the failure of a party to honor its obligations under the joint venture agreement or the Articles Of Association in such a manner as to impair the operations of the joint venture. The Chinese joint venture laws provide that, upon liquidation, the net asset value (based on the prevailing market value of the assets) of a joint venture shall be distributed to the parties in proportion to their respective registered capital in the joint venture.

JV RESOLUTION OF DISPUTES

In the event of a dispute between the parties, attempts will be made to resolve the dispute through friendly consultation or mediation. In the absence of a friendly resolution, the parties have agreed that the matter will first be referred to the China International Economic and Trade Arbitration Commission in Beijing, whose decisions are final and enforceable in Chinese courts.

JV EXPROPRIATION

The Chinese joint venture laws provide that China will not nationalize or requisition enterprises in which foreign funds have been invested. However, under special circumstances, when public interest requires, enterprises with foreign capital may be legally requisitioned and appropriate compensation will be made.

ITEM 1A. *RISK FACTORS*

Our business faces many risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of, or that we currently think are immaterial, may also impair our business operations or financial results. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition or results of operations could suffer and the trading price of our common stock could decline.

Our ability to effectively implement our business strategy depends upon, among other factors, the successful recruitment and retention of additional highly skilled and experienced management and other key personnel and we cannot assure that we will be able to hire or retain such employees.

We must attract recruit and retain a sizeable workforce of technically competent employees. Our ability to effectively implement our business strategy will depend upon, among other factors, the successful recruitment and retention of additional highly skilled and experienced management and other key personnel. These individuals are difficult to find in China and as the economy in China expands, there is increasing competition for skilled workers. We cannot assure that we will be able to find, hire or retain such employees, or even if we are able to so hire such employees, that the financial costs therefrom will not adversely affect our net income.

Certain of our officers and directors have existing responsibilities to other businesses in addition to our company and as a result, conflicts of interest between us and the other activities of those persons may occur from time to time.

Certain persons serving as our officers and directors have existing responsibilities and, in the future, may have additional responsibilities, to provide management and services to other entities in addition to us. In particular, Mr. Xiao Ping Zhang, our Chief Executive Officer, and Mr. Xiao Feng Zhang, our Chief Operating Officer, are officers and principal stockholders of Ruili Group Co. Ltd. which is engaged in the development, production and sale of various kinds of automotive parts as well as operating a hotel property and investing in the development of real property in China. The management of our joint venture is shared with the Ruili Group and therefore there may exist conflicts of interest between us and the Ruili Group in connection with its operation. Our joint venture agreement provides that the Board of Directors of the Joint Venture is comprised of three persons, two of whom are appointed by us. However, at the present time our two senior executives, Messrs, Xiao Ping Zhang and Xiao Feng Zhang are the founders of and employed at the Ruili Group. Therefore, the Ruili Group exercises considerable control over the Joint Venture. There can be no assurance that in the event of a conflict between us and the Ruili Group that the operations of the Joint Venture and our interests in the Joint Venture will not be adversely affected, or that our Company's interests will always be fairly represented. The Ruili Group also provides certain services to the Company in the form of bank guaranties, licensing of certain technology, and is the landlord of our existing factory and warehouse space. The Ruili Group also sells to us certain non-valve products which allow us to fill out our product lines which in 2006 represented approximately 26% of our sales. As a result, conflicts of interest between us and the other activities of those persons may occur from time to time. Our officers and directors are accountable to us and our shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling our affairs. However, the existing responsibilities limit the amount of time such officers and directors can spend on our affairs.

We are and will continue to be under downward pricing pressures on our products from our customers and competitors which may adversely affect our growth, profit margins and net income.

We face continuing downward pricing pressure from our customers and competitors, especially in the sales of replacement parts. To retain our existing customers and gain new ones, we must continue to keep our unit prices low. In view of our need to maintain low prices on our products, our growth, profit margins and net income will suffer if we cannot effectively continue to control our manufacturing and other costs.

Our contracts with our customers are generally short-term and do not require the purchase of a minimum amount, which may result in periods of time during which we have limited orders for our products.

Our customers generally do not provide us with firm, long-term volume purchase commitments. Although we enter into manufacturing contracts with certain of our customers who have continuing demand for a certain product, these contracts state terms such as payment method, payment period, quality standards and inspection and similar matters rather than provide firm, long-term commitments to purchase products from us. As a result of the absence of long term contracts, we could have periods during which we have no or only limited orders for our products, but will continue to have to pay the costs to maintain our work force and our manufacturing facilities and to service our indebtedness without the benefit of current revenues.

We consistently face short lead times for delivery of products to customers. Failure to meet delivery deadlines in our production agreements could result in the loss of customers and damage to our reputation and goodwill.

We enter into production agreements with our customers prior to commencing production, which reduces our risk of cancellations. However, these production agreements typically contain short lead times for delivery of products, leading to production schedules that can strain our resources and reduce our profit margins on the products produced. Although we have increased our manufacturing capacity, we may lack sufficient capacity at any given time to meet all of our customers' demands if they exceed the production capacity of levels. We strive for rapid response to customer demand, which can lead to reduced purchasing efficiency and increased material costs. If we are unable to sufficiently meet our customers' demands, we may lose our customers. Moreover, failure to meet customer demands may damage our reputation and goodwill.

Because of the short lead times in our production agreements, we may not be able to accurately or effectively plan our production or supply needs.

We make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, facility requirements, personnel needs, and other resource requirements, based on our production agreements with our customers. Short lead times of our customers' commitments to their own customers and the possibility of rapid changes in demand for their products reduce our ability to estimate accurately the future requirements of those customers for our products. Because many of our costs and operating expenses are fixed, a reduction in customer demand can harm our gross margins and operating results. We may also occasionally acquire raw materials without having customer orders based on a customer's forecast or in anticipation of an order and to secure more favorable pricing, delivery or credit terms in view of the short lead times we often have under our customers' orders. These purchases can expose us to losses from inventory carrying costs or inventory obsolescence.

Our operations depend highly on Messrs. Xiao Ping Zhang, our Chief Executive Officer, and Xiao Feng Zhang, our Chief Operating Officer, and a small number of other executives and the loss of any such executive could adversely affect our ability to conduct our business.

The success of our operations depends greatly on a small number of key managers, particularly, Messrs. Xiao Ping Zhang and Xiao Feng Zhang. The loss of the services of either Mr. Zhang, or any of the other senior executives could adversely affect our ability to conduct our business. Even if we are able to find other managers to replace any of these managers, the search for such managers and the integration of such managers into our business will inevitably occur only over an extended period of time. During that time the lack of senior leadership could affect adversely our sales and manufacturing, as well as our research and development efforts.

We may not be able to effectively respond to rapid growth in demand for our products and of our manufacturing operations which could adversely affect our customer relations and our growth prospects.

If we continue to be successful in obtaining rapid market growth of our products, we will be required to deliver large volumes of quality products to customers on a timely basis at a reasonable cost to those customers. Meeting such increased demands will require us to expand our manufacturing facilities, to increase our ability to purchase raw materials, to increase the size of our work force, to expand our quality control capabilities and to increase the scale upon which we produce products. Such demands would require more capital and working capital than we currently have available.

We extend relatively long payment terms for accounts receivable which can adversely affect our cash flow.

As is customary in China, we currently extend relatively long payment terms to certain of our China based customers (generally 90-180 days for our OEM customers and 60-90 days for our aftermarket customers). As a result of the size of many of our orders, these extended terms adversely affect our cash flow and our ability to fund our operations out of our operating cash flow. In addition, the reserves we establish for our receivables may not prove to be adequate in view of actual levels of bad debts. The failure of our customers to pay us timely would negatively affect our working capital, which could in turn adversely affect our cash flow.

Our customers often place large orders for products, requiring fast delivery, which impacts our working capital. If our customers do not incorporate our products into their products and sell them in a timely fashion, for example, due to excess inventories, sales slowdowns or other issues, they may not pay us in a timely fashion, even on our extended terms. This failure to pay timely may defer or delay further product orders from us, which may adversely affect our cash flows, sales or income in subsequent periods.

We may not be able to finance the development of new products which could negatively impact our competitiveness.

Our future operating results will depend to a significant extent on our ability to continue to provide new products that compare favorably on the basis of cost and performance with the products of our competitors. Some of our competitors have design and manufacturing capabilities and technologies that compete well with our products, particularly in markets outside of China. We are currently conducting research and development on a number of new products, activities requiring a substantial outlay of capital. To remain competitive, we must continue to incur significant costs in product development, equipment, facilities and invest in research and development of new products. These costs may increase, resulting in greater fixed costs and operating expenses. All of these factors create pressures on our working capital and ability to fund our current and future manufacturing activities and the expansion of our business.

We receive a significant portion of our revenues from a small number of customers which may make it difficult to negotiate attractive prices for our products and exposes us to risks of substantial losses if we lose certain of these customers.

Although no customer individually accounted for more than 7% of our revenues for the fiscal year ended December 31, 2006, our three largest customers accounted for approximately 15.2% and 16% of our revenues in 2006 and 2005, respectively. Dependence on a few customers could make it difficult to negotiate attractive prices for our products and could expose us to the risk of substantial losses if a single dominant customer stops purchasing our products.

Our business depends on our ability to protect and enforce our intellectual property effectively which may be difficult particularly in China.

The success of our business depends in substantial measure on the legal protection of proprietary rights in technology we hold. We hold eleven patents in China, and have filed applications for another in China and additional three in the U.S.. We claim proprietary rights in various unpatented technologies, know-how, trade secrets and trademarks relating to products and manufacturing processes. We protect our proprietary rights in our products and operations through contractual obligations, including nondisclosure agreements. If these contractual measures fail to protect our proprietary rights, any advantage those proprietary rights provide us would be negated. Monitoring infringement of intellectual property rights is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our intellectual property and know-how, particularly in China and other countries in which the laws may not protect our proprietary rights as fully as the laws of the United States. Accordingly, other parties, including competitors, may duplicate our products using our proprietary technologies. Pursuing legal remedies against persons infringing our patents or otherwise improperly using our proprietary information is a costly and time consuming process that would divert management's attention and other resources from the conduct of our other business, and could cause delays and other problems with the marketing and sales of our products, as well as delays in deliveries.

It may be difficult to find or integrate acquisitions which could have an adverse effect on our expansion plans.

An important component of our growth strategy is to invest in or acquire companies such as other automotive parts manufacturers and distribution companies. We may be unable to identify suitable investment or acquisition candidates or to make these investments or acquisitions on a commercially reasonable basis, if at all. If we complete an investment or acquisition, we may not realize the anticipated benefits from the transaction.

Integrating an acquired company is complex, distracting and time consuming, as well as a potentially expensive process. The successful integration of an acquisition would require us to:

- integrate and retain key management, sales, research and development, and other personnel;
- incorporate the acquired products or capabilities into our offerings both from an engineering and sales and marketing perspective;
- coordinate research and development efforts;
- integrate and support pre-existing supplier, distribution and customer relationships; and
- consolidate duplicate facilities and functions and combine back office accounting, order processing and support functions.

The geographic distance between the companies, the complexity of the technologies and operations being integrated and the disparate corporate cultures being combined may increase the difficulties of combining an acquired company. Acquired businesses are likely to have different standards, controls, contracts, procedures and policies, making it more difficult to implement and harmonize company-wide financial, accounting, billing, information and other systems. Management's focus on integrating operations may distract attention from our day-to-day business and may disrupt key research and development, marketing or sales efforts.

With the automobile parts markets being highly competitive and many of our competitors having greater resources than we do, we may not be able to compete successfully.

The automobile parts industry is a highly competitive business. Criteria for our customers and potential customers include:

- Quality;
- Price/cost competitiveness;
- Product performance;
- Reliability and timeliness of delivery;
- New product and technology development capability;
- Degree of global and local presence;
- Effectiveness of customer service; and
- Overall management capability.

Depending on the particular product market (OEM or aftermarket) and geographic market, the number of our competitors varies significantly. Many of our competitors have substantially greater revenues and financial resources than we do, as well as stronger brand names, consumer recognition, business relationships with vehicle manufacturers, and geographic presence than we have, especially where we intend to enter a new geographic market. We may not be able to compete favorably and increased competition may substantially harm our competitive position.

Internationally, we face different market dynamics and competition. We may not be as successful as our competitors in generating revenues in international markets due to the lack of recognition of our brands, products or other factors. Developing product recognition overseas is expensive and time-consuming and our international expansion efforts may be more costly and less profitable than we expect. If we are not able to execute our business expansion in our target markets, our sales could decline, our margins could be negatively impacted and we could lose market share.

A disruption at our sole manufacturing site would significantly interrupt our production capabilities, which could have drastic consequences to us, including threatening our financial viability.

We currently manufacture all of our products at our sole commercial manufacturing facility, which is located near Ruian City, Wenzhou, Zhejiang Province, People's Republic of China. Accordingly, we face risks inherent in operating a single manufacturing facility, since any disruption, such as a fire, or natural disaster, could significantly interrupt our manufacturing capability. We currently do not have alternative production plans in place or disaster-recovery facilities available. In case of a disruption, we will have to establish alternative manufacturing sources. This would require substantial capital on our part, which we may not be able to obtain on commercially acceptable terms or at all. Additionally, we would likely experience months or years of production delays as we build or locate replacement facilities and seek and obtain necessary regulatory approvals. If this occurs, we will be unable to satisfy customer orders on a timely basis, if at all. Also, operating any new facilities may be more expensive than operating our current facility. For these reasons, a significant disruptive event at our manufacturing facility could have drastic consequences on us, including threatening our financial viability.

As described below, we are currently planning to establish a second manufacturing facility, also to be located in China. Even with both facilities operational, we would still be subject to a material risk to our operations if either facility experiences a significant disruption.

If we are unable to expand our manufacturing capacity as planned, we may be unable to satisfy demand for our products.

We believe we will have to expand our manufacturing capacity to meet anticipated demand for our products. We are currently constructing a new facility in Ruian City, approximately five miles from our existing facility, to meet our manufacturing demands. The construction commenced in December 2006, and as of December 31, 2006, we have spent approximately $6.1 million out of the net proceeds received from the follow-on public offering closed in November 2006. While we believe that our new facility will be completed in approximately one year, we may not be able to complete the construction of this facility within our anticipated time frame or budget. If we cannot complete the planned construction, in a timely manner, our ability to meet demand for our products would be adversely affected.

The cyclical nature of commercial vehicle production and sales could result in a reduction in automotive sales, which could adversely affect our financial liquidity.

Our sales to OEMs depend on automotive commercial vehicle production and sales by our customers, which are highly cyclical and affected by general economic conditions and other factors, including consumer spending and preferences. They also can be affected by government policies, labor relations issues, regulatory requirements, and other factors. In addition, in the last two years, the price of commercial vehicles in China has generally declined. As a result, the volume of commercial vehicle production in China has fluctuated from year to year, which cause fluctuations in the demand for our products.

Increasing costs for manufactured components and raw materials may adversely affect our profitability.

We use a broad range of manufactured components and raw materials in our products, including castings, electronic components, finished sub-components, molded plastic parts, fabricated metal, aluminum and steel, and resins. Because it may be difficult to pass increased prices for these items on to our customers, a significant increase in the prices of our components and materials could materially increase our operating costs and adversely affect our profit margins and profitability.

Longer product life of parts may reduce aftermarket demand for some of our products.

In 2006, approximately 68% of our sales were to the aftermarket. The average useful life of original equipment parts has been steadily increasing in recent years due to improved quality and innovations in products and technologies. The longer product lives allow vehicle owners to replace parts of their vehicles less often. Additional increases in the average useful life of automotive parts are likely to adversely affect the demand for our aftermarket products.

We may be subject to product liability and warranty and recall claims, which may increase the costs of doing business and adversely affect our financial condition and liquidity.

We face an inherent business risk of exposure to product liability and warranty claims if our products actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in bodily injury and/or property damage. We have not obtained product liability insurance and therefore may be exposed to potential liability without any insurance. We cannot ensure you that we will not incur significant costs to defend these claims or that we will not experience any product liability losses in the future. In addition, if any of our designed products are or are alleged to be defective, we may be required to participate in a recall of such products. We cannot assure you that the future costs associated with providing product warranties and/or bearing the cost of repair or replacement of our products will not have an adverse effect on our financial condition and liquidity.

We are subject to environmental and safety regulations, which may increase our compliance costs.

We are subject to the requirements of environmental and occupational safety and health laws and regulations in China and other countries where we sell our products. To the extent that we expect to expand our operations into other geographic areas, we will become subject to such laws and regulations of those countries as well. We cannot provide assurance that we have been or will be at all times in full compliance with all of these requirements, or that we will not incur material costs or liabilities in connection with these requirements. The capital requirements and other expenditures that may be necessary to comply with environmental requirements could increase and become a material expense of doing business.

Non-performance by our suppliers may adversely affect our operations by delaying delivery or causing delivery failures, which may negatively affect demand, sales and profitability.

We purchase various types of equipment, raw materials and manufactured component parts from our suppliers. We would be materially and adversely affected by the failure of our suppliers to perform as expected. We could experience delivery delays or failures caused by production issues or delivery of non-conforming products if our suppliers failed to perform, and we also face these risks in the event any of our suppliers becomes insolvent or bankrupt.

Our commercial viability depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties.

In the event that our technologies infringe or violate the patent or other proprietary rights of third parties, we may be prevented from pursuing product development, manufacturing or commercialization of our products that utilize such technologies. There may be patents held by others of which we are unaware that contain claims that our products or operations infringe. In addition, given the complexities and uncertainties of patent laws, there may be patents of which we know that we may ultimately be held to infringe, particularly if the claims of the patent are determined to be broader than we believe them to be. As a result, avoiding patent infringement may be difficult.

If a third party claims that we infringe its patents, any of the following may occur:

- we may become liable for substantial damages for past infringement if a court decides that our technologies infringe upon a competitor's patent;
- a court may prohibit us from selling or licensing our product without a license from the patent holder, which may not be available on commercially acceptable terms or at all, or which may require us to pay substantial royalties or grant cross-licenses to our patents; and
- we may have to redesign our product so that it does not infringe upon others' patent rights, which may not be possible or could require substantial funds or time.

In addition, employees, consultants, contractors and others may use the trade secret information of others in their work for us or disclose our trade secret information to others. Either of these events could lead to disputes over the ownership of inventions derived from that information or expose us to potential damages or other penalties. If any of these events occurs, our business will suffer and the market price of our common stock will likely decline.

Our international expansion plans subject us to risks inherent in doing business internationally.

Our long-term business strategy relies on the expansion of our international sales outside China by targeting markets, such as Europe and the United States. Risks affecting our international expansion include challenges caused by distance, language and cultural differences, conflicting and changing laws and regulations, international import and export legislation, trading and investment policies, foreign currency fluctuations, the burdens of complying with a wide variety of laws and regulations, protectionist laws and business practices that favor local businesses in some countries, foreign tax consequences, higher costs associated with doing business internationally, restrictions on the export or import of technology, difficulties in staffing and managing international operations, trade and tariff restrictions, and variations in tariffs, quotas, taxes and other market barriers. These risks could harm our international expansion efforts, which could in turn materially and adversely affect our business, operating results and financial condition.

If we cannot continue to satisfy the Nasdaq Global Market's listing maintenance requirements and other Nasdaq rules, our common stock could be delisted, which could negatively affect the price of our ordinary shares and your ability to sell them.

In order to maintain our listing on the Nasdaq Global Market, we will be required to comply with Nasdaq rules which include rules regarding minimum shareholders' equity, minimum share price, and certain corporate governance requirements. We may not be able to continue to satisfy the listing maintenance requirements of the Nasdaq Global Market and other applicable Nasdaq rules. If we are unable to satisfy the Nasdaq criteria for maintaining listing, our common stock could be subject to delisting. If our common stock is delisted, trading, if any, of our common stock would thereafter be conducted in the over-the-counter market, in the so-called "pink sheets" or on the National Association of Securities Dealers, Inc.'s "electronic bulletin board." As a consequence of any such delisting, our share price could be negatively affected and our stockholders would likely find it more difficult to dispose of, or to obtain accurate quotations as to the prices of, our common stock.

We do not intend to pay dividends on shares of our common stock in the foreseeable future.

We have never paid cash dividends on our common stock. Our current Board of Directors does not anticipate that we will pay cash dividends in the foreseeable future. Instead, we intend to retain future earnings for reinvestment in our business and/or to fund future acquisitions. Determination of net income under PRC accounting standards and regulations may differ from determination under U.S. GAAP in significant aspects, such as the use of different principles for recognition of revenues and expenses. Under PRC law, our PRC joint venture is required to set aside a portion of its net income each year to fund designated statutory reserve funds.

Risks Related to Doing Business in China

We operate from facilities that are located in China. Our principal operating subsidiary, Ruili Group Ruian Auto Parts Co., Ltd., is a sino-foreign joint venture organized under the laws of the PRC.

Changes in China's political and economic policies and conditions could cause a substantial decline in the demand for our products and services.

Historically, we have derived a substantial portion of our revenues from China. We anticipate that China will continue to be our primary production and an important sales base in the near future and currently almost all of our assets are located in China. While the PRC government has pursued economic reforms to transform its economy from a planned economy to a market-oriented economy since 1978, a large part of the PRC economy is still being operated under varying degrees of control by the PRC government. By imposing industrial policies and other economic measures, such as restrictions on lending to certain sectors of the economy, control of foreign exchange, taxation and restrictions on foreign participation in the domestic market of various industries, the PRC government exerts considerable direct and indirect influence on the development of the PRC economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved. Other political, economic and social factors may also lead to further adjustments of the PRC reform measures. This refining and adjustment process may not necessarily have a positive effect on our operations and our future business development. For example, the PRC government has in the past implemented a number of measures intended to slow down certain segments of the PRC economy that the government believed to be overheating, including placing additional limitation on the ability of commercial banks to make loans by raising bank reserve-against-deposit rates. Historically, this restrictive policy on loans had the effect of decreasing infrastructure projects resulting in a decrease in demand for heavy trucks, thus adversely impacting our product sales to our OEM Customers. Because of the negative impact of the Chinese government policies on the truck manufacturers, we also were required to extend our normal credit terms to certain of these manufacturers. Our operating results may be materially and adversely affected by changes in the PRC economic and social conditions and by changes in the policies of the PRC government, such as measures to control inflation, changes in the rates or method of taxation and the imposition of additional restrictions on currency conversion.

Changes in foreign exchange regulation in China may affect our ability to pay dividends in foreign currencies.

Currently, the RMB is not a freely convertible currency and the restrictions on currency exchanges in China may limit our ability to use revenues generated in RMB to fund our business activities outside China or to make dividends or other payments in U.S. dollars. The PRC government strictly regulates conversion of RMB into foreign currencies. Over the years, the PRC government has significantly reduced its control over routine foreign exchange transactions under current accounts, including trade-and service-related foreign exchange transactions, foreign debt service and payment of dividends. In accordance with the existing foreign exchange regulations in China, our PRC joint venture may pay dividends in foreign currencies, without prior approval from the PRC State Administration of

Foreign Exchange, or SAFE, by complying with certain procedural requirements. The PRC government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our RMB-denominated earnings into foreign currencies. If this occurs, our PRC joint venture may not be able to pay us dividends in foreign currency without prior approval from SAFE. In addition, conversion of RMB for most capital account items, including direct investments, is still subject to government approval in China and companies are required to open and maintain separate foreign exchange accounts for capital account items.

Fluctuation in the value of RMB could adversely affect the value of, and dividends payable on, our shares in foreign currency terms.

The value of RMB is subject to changes in PRC government policies and depends to a large extent on China's domestic and international economic, financial and political developments, as well as the currency's supply and demand in the local market. For over a decade from 1994, the conversion of RMB into foreign currencies, including the U.S. dollar, was based on exchange rates set and published daily by the People's Bank of China, the PRC central bank, based on the previous day's interbank foreign exchange market rates in China and exchange rates on the world financial markets. The official exchange rate for the conversion of RMB into U.S. dollars remained stable until RMB was revalued in July 2005 and allowed to fluctuate by reference to a basket of foreign currencies, including the U.S. dollar. Under the new policy, RMB will be permitted to fluctuate within a band against a basket of foreign currencies. This change in policy resulted initially in an approximately 5.7% appreciation in the value of Renminbi against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a substantially more liberalized currency policy, which could result in a further and more significant appreciation in the value of RMB against the U.S. dollar. Further revaluations of RMB against the U.S. dollar may also occur in the future.

The uncertain legal environment in China could limit the legal protections available to you.

The PRC legal system is a civil law system based on written statutes. Unlike the common-law system, the civil law system is a system in which decided legal cases have little precedential value. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investment. Our PRC joint venture is a Sino-foreign joint venture and is subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to foreign-invested enterprises in particular. China has made significant progress in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the promulgation of new laws, changes of existing laws and abrogation of local regulations by national laws may have a negative impact on our business and prospects. In addition, as these laws, regulations and legal requirements are relatively recent and because of the limited volume of published cases and their non-binding nature, the interpretation and enforcement of those laws, regulations and legal requirements involve significant uncertainties. These uncertainties could limit the legal

protections available to foreign investors, including you. For example, it is not clear if a PRC court would enforce in China a foreign court decision brought by you against us in shareholders' derivative actions.

Moreover, the enforceability of contracts in China, especially with governmental entities, is relatively uncertain. If counterparties repudiated our contracts or defaulted on their obligations, we might not have adequate remedies. Such uncertainties or inability to enforce our contracts could materially and adversely affect our revenues and earnings.

Our primary source of funds for dividend and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties as well as the practice of such subsidiary in declaring dividends, and our ability to pay dividends or make other distributions to our shareholders is negatively affected by those restrictions, uncertainties and dividend practices.

We conduct our core business operations through our PRC joint venture. As a result, our profits available for distribution to our shareholders are dependent on the profits available for distribution from our PRC joint venture.

Under current PRC law, our PRC joint venture is regarded as a foreign-invested enterprise in China. Although dividends paid by foreign invested enterprises are not subject to any PRC corporate withholding tax, PRC law permits payment of dividends only out of net income as determined in accordance with PRC accounting standards and regulations. Determination of net income under PRC accounting standards and regulations may differ from determination under U.S. generally accepted accounting principles in significant aspects, such as the use of different principles for recognition of revenues and expenses. Under PRC law, our PRC joint venture is required to set aside 10% of its net income each year to fund a designated statutory reserve fund until such funds reach 50% of registered share capital. These reserves are not distributable as cash dividends. As a result, our primary internal source of funds for dividend payments is subject to these and other legal and contractual restrictions and uncertainties, which in turn may limit or impair our ability to pay dividends to our shareholders although we do not presently anticipate paying any dividends. Moreover, any transfer of funds from us to our PRC joint venture, either as a shareholder loan or as an increase in registered capital, is subject to registration with or approval by PRC governmental authorities. These limitations on the flow of funds between us and our PRC joint venture could restrict our ability to act in response to changing market conditions. Additionally to date, our PRC Joint Venture has not distributed any profits and does not anticipate doing so for the near term.

PRC economic reform policies or nationalization could result in a total investment loss in our common stock.

Since 1979, the Chinese government has reformed its economic systems. Because many reforms are unprecedented or experimental, they are expected to be refined and improved. Other political, economic and social factors, such as political changes, changes in the rates of economic growth, unemployment or inflation, or in the disparities in per capita wealth between regions within China, could lead to further readjustment of the reform measures. This refining and readjustment process may negatively affect our operations.

Although the Chinese government owns the majority of productive assets in China, in the past several years the government has implemented economic reform measures that emphasize decentralization and encourage private economic activity. Because these economic reform measures may be inconsistent or ineffectual, there are no assurances that:

- We will be able to capitalize on economic reforms;
- The Chinese government will continue its pursuit of economic reform policies;
- The economic policies, even if pursued, will be successful;
- Economic policies will not be significantly altered from time to time; and
- Business operations in China will not become subject to the risk of nationalization.

Over the last few years, China's economy has registered a high growth rate. Recently, there have been indications that rates of inflation have increased. In response, the Chinese government recently has taken measure to curb this excessively expansive economy. These measures have included restrictions on the availability of domestic credit, reducing the purchasing capability of certain of its customers, and limited re-centralization of the approval process for purchases of some foreign products. These austere measures alone may not succeed in slowing down the economy's excessive expansion or control inflation, and may result in severe dislocations in the Chinese economy.

The Chinese government may adopt additional measure to further combat inflation, including the establishment of freezes or restraints on certain projects or markets. These measures may adversely affect our operations. For example, we believe that certain macroeconomic measures adopted by the Chinese government negatively impacted the demand for trucks in 2005, thus decreasing the demand from Chinese truck manufacturers for our products.

There can be no assurance that the reforms to China's economic system will continue or that we will not be adversely affected by changes in China's political, economic, and social conditions and by changes in policies of the Chinese government, such as changes in laws and regulations, measures which may be introduced to control inflation, changes in the rate or method of taxation, imposition of additional restrictions on currency conversion and remittance abroad, and reduction in tariff protection and other import restrictions. A material change in reforms on economic policy could cause instability or other harmful results.

Because our principal operating company is organized under the laws of China, and substantially all of our assets are located in China, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on U.S. or other foreign law against our management and us.

Our joint venture operating company is incorporated under the laws of China and substantially all of our assets are located in China. In addition, all of our directors and executive officers reside within China, and substantially all of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon certain directors or executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan or many other countries. As a result, recognition and enforcement in China of judgments of a court in the United States and any of the other jurisdictions mentioned above in relation to any matter may be difficult or impossible. Furthermore, an original action may be brought in China against us, our directors, managers, or executive officers only if the actions are not required to be arbitrated by Chinese law and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a Chinese court may award civil liability, including monetary damages.

Any occurrence of serious infectious diseases, such as recurrence of severe acute respiratory syndrome (SARS) causing widespread public health problems, could adversely affect our business operations.

A renewed outbreak of SARS or other widespread public health problems in China, where a substantial portion of our revenue is derived, and in Ruian City, where our operations are headquartered, could have a negative effect on our operations. Our operations may be impacted by a number of public health-related factors, including the following:

- quarantines or closures of our factories or subsidiaries which would severely disrupt its operations;
- the sickness or death of the key officers and employees; and
- general slowdown in the Chinese economy resulting from an outbreak.

Any of the foregoing events or other unforeseen consequences of public health problems could result in reduction in net sales of our products.

Because it is likely that China will adopt additional environmental regulations and additional or modified regulations relating to the manufacture, transportation, storage, use and disposal of materials used to manufacture our products or restricting disposal of any waste will increase our operating costs.

National, provincial and local laws impose various environmental controls on the manufacture of automotive parts and/or of certain materials used in the manufacture of automotive parts. Although we believe that our operations are in substantial compliance with current environmental regulations, there can be no assurance that changes in such laws and regulations will not impose costly compliance requirements on us or otherwise subject us to future liabilities. In addition, China is experiencing substantial problems with environmental pollution. Accordingly, it is likely that the national, provincial and local governmental agencies will adopt stricter pollution controls. Any such regulation relating to the manufacture, transportation, storage, use and disposal of materials used to manufacture our products or restricting disposal of any waste will increase our operating costs.

Changes in tax and other benefits may adversely impact our results of operations.

The legal authorities in China are in the process of evaluating tax and fee benefits previously provided to foreign investors and companies to encourage development within the country. These benefits may be lessened or removed with the consequence that expenses may rise impacting margins and net income.

The legal authorities are evaluating tax and fee benefits that have been available to foreign investors and companies operating in China and tax holidays for new enterprises. It is anticipated, in the near term, there will be changes that substantially reduce or eliminate many, if not all, the tax and other governmental fee advantages that heretofore have been available to foreign entities and newly created entities whether or not such new entities are foreign. The goal is to institute greater equalization of tax and government fee treatment of all corporate and similar entities in China. China is being encouraged to create this more equal treatment because of its WTO obligations and public opinion within China. There may be phase-ins of various taxes and fees for entities that currently benefit from either no or lower tax rates and fees compared to wholly Chinese companies and entities, but there can be no assurance of this. Even if there are phase-in periods, the length of such periods is not known. Overall, it is expected that the cost of operating in China will increase for those companies and entities that have had various tax and fee advantages in the past.

Risks Related to Our Common Stock

The market price for our common stock may be volatile which could result in a complete loss of your investment.

The market price for our common stock is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

- actual or anticipated fluctuations in our quarterly operating results,
- announcements of new products by us or our competitors,
- changes in financial estimates by securities analysts,
- conditions in the automotive market,
- changes in the economic performance or market valuations of other companies involved in the production of automotive parts,
- announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments,
- additions or departures of key personnel, or
- potential litigation.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

We may issue additional shares of our capital stock to raise additional cash for working capital. If we issue additional shares of our capital stock, our stockholders will experience dilution in their respective percentage ownership in us.

We may seek to further expand our operations and therefore we may issue additional shares of our capital stock to raise additional cash for working capital. If we issue additional shares of our capital stock, our stockholders will experience dilution in their respective percentage ownership in us.

A large portion of our common stock is controlled by a small number of stockholders and as a result, these stockholders are able to influence the outcome of stockholder votes on various matters.

A large portion of our common stock is held by a small number of stockholders. Mr. Xiao Ping Zhang, our Company's Chief Executive Officer, and his brother, Xiao Feng Zhang, our Chief Operating Officer, hold approximately 49.7% and 6.2%, respectively, of the Company's common stock. As a result, these stockholders are able to control the outcome of stockholder votes on various matters, including the election of directors and other corporate transactions including business combinations.

The occurrence of sales of a large number of shares of our common stock, or the perception that these sales could occur, may affect our stock price and could impair our ability to obtain capital through an offering of equity securities.

The occurrence of sales of a large number of shares of our common stock, or the perception that these sales could occur, may affect our stock price and could impair our ability to obtain capital through an offering of equity securities. This will have an adverse affect on the business by restricting access to working capital to fund growth and operations. Furthermore, the current ratios of ownership of our common stock reduce the public float and liquidity of our common stock which can in turn affect the market price of our common stock.

We are responsible for the indemnification of our officers and directors which could result in substantial expenditures, which we may be unable to recoup.

Our Bylaws provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of us. This indemnification policy could result in substantial expenditures, which we may be unable to recoup.

Compliance with the Sarbanes-Oxley act could cost hundreds of thousands of dollars, require additional personnel and require hundreds of man hours of effort, and there can be no assurance that we will have the personnel, financial resources or expertise to meet requirements of these regulations.

The US Public Company Accounting Reform and Investor Protection Act of 2002, better known as Sarbanes-Oxley, is the most sweeping legislation to affect publicly traded companies in 70 years. Sarbanes-Oxley created a set of complex and burdensome regulations. Compliance with such regulations requires hundreds of thousands of dollars, additional personnel and hundreds of man hours of effort. There can be no assurance that we will have the personnel, financial resources or expertise to meet requirements of these regulations.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

Not Applicable.

ITEM 2. *DESCRIPTION OF PROPERTY*

Our facilities are located in Ruian District of Wenzhou City in the Zhejiang Province, which is the center of automotive parts production in China. The facilities include 271,713 square feet of factory and warehouse, which we rent from the Ruili Group under a ten-year lease. The annual rent is approximately $457,845 the terms of which are at least as favorable as those that could have been obtained from an unrelated party. We also share office space of 10,764 square feet with the Ruili Group which we utilize free of charge. At the production facility, the Company has production equipment, which is imported from the United States, Korea, Taiwan as well as manufactured in mainland China.

ITEM 3. *LEGAL PROCEEDINGS*

We are not a party to any pending litigation.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

There were no matters submitted to the stockholders in the fourth quarter of 2006.

PART II

ITEM 5. *MARKET FOR COMMON EQUITY, RELATED STOCKHOLDERS MATTERS AND ISSUERS PURCHASES OF EQUITY SECURITIES*

Price Range Of Common Stock

On April 18, 2006, SORL Auto Parts, Inc. was approved to list its common shares on the NASDAQ Capital Market and commence trading its shares on NASDAQ under the symbol "SORL". The Company was further approved to be listed on NASDAQ Global Market on November 21, 2006. Before April 18, 2006, our shares were quoted on the Over-The-Counter Bulletin Board. The following table sets forth, for the periods indicated, the high and low prices per share of our common stock.

Quarter Ended	High	Low
2005		
March 31	8.00	6.50
June 30	7.50	2.75
September 30	7.00	5.25
December 31	6.60	5.00
2006		
March 31	5.95	4.16
June 30	12.00	5.65
September 30	8.21	5.81
December 31	12.00	5.77

Stockholders

At March 12, 2007, we had approximately 828 registered stockholders of record of our common stock. This number does not include shares held by brokerage clearing houses, depositories or otherwise in unregistered form.

Dividend

We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend upon our debt and equity structure, earnings and financial condition, need for capital in connection with possible future acquisitions and other factors including economic conditions, regulatory restrictions and tax considerations. Additionally, amounts available for dividends are dependent on the profits available for distribution from our PRC joint venture. Under current PRC law, our PRC joint venture is regarded as a foreign invested enterprise in China. Although dividends paid by foreign invested enterprises are not subject to any PRC corporate withholding tax, PRC law permits payment of dividends only out of net income as determined in accordance with PRC accounting standards and regulations. Determination of net income under PRC accounting standards and regulations may differ from determination under U.S. GAAP in significant aspects, such as the use of different principles for recognition of revenues and expenses. Under PRC law, our PRC joint venture is required to set aside a portion of its net income each year to fund designated statutory reserve funds. These reserves are not distributable as cash dividends. As a result, our primary internal source of funds for dividend payments is subject to these and other legal and contractual restrictions and uncertainties, which in turn may limit or impair our ability to pay dividends to our shareholders although we do not presently anticipate paying any dividends. Moreover, any transfer of funds from us to our PRC joint venture, either as a shareholder loan or as an increase in registered capital, is subject to registration with or approval by PRC governmental authorities. These limitations on the flow of funds between us and our PRC joint venture could restrict our ability to act in response to changing market conditions. Additionally to date, our PRC Joint Venture has not distributed any profits and does not anticipate doing so for the near term.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table summarizes the securities authorized for issuance under our 2005 Stock Compensation Plan, the number of shares of our common stock issuable upon the exercise of outstanding options, warrants and rights, the weighted average exercise of such options and the number of additional shares of our common stock remaining available for issuance.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Option Warrants and Rights	Number of Securities Available for Future Issuance Under Equity Compensation Plans
Equity Compensation plans not approved by security holders	60,000		1,590,500
Total	60,000		1,590,500

Our 2005 Stock Compensation Plan was adopted by our board of directors in July 2005. We have reserved 1,700,000 shares for issuance under the 2005 Stock Compensation Plan of which options to purchase 60,000 shares have been granted and 49,500 shares have been awarded to date.

Recent Sales of Registered Securities; Use of Proceeds from Registered Securities.

On November 30, 2006, SORL completed its follow-on public offering of 4,285,714 shares of common stock at $7.25 per share. Maxim Group LLC and Chardan Capital Markets, LLC acted as representatives of the underwriters. Gross proceeds were approximately $31.1 million. Net proceeds after approximately $2.2 million of underwriters' commissions and approximately $0.7 million of related offering expenses were approximately $28.2 million. On December 13, 2006, Maxim Group LLC, the lead underwriter of the follow-on offering, exercised the over-allotment option in full to purchase an additional 642,857 shares of common stock. After deduction of the underwriter's discount of $0.3 million, approximately $4.3 million was received by the Company. The aggregate net proceeds to the Company of this offering were approximately US$32.5 million, which included $4.3 million as a result of the exercise of the over-allotment option.

As of December 31, 2006, the Company used approximately $22.7 million out of the net offering proceeds for working capital or new projects, including approximately $16.6 million for temporary repayment of short-term bank loans and $6.1 million as capital expenditures for the purchase of the land use right from the Ruili Group (a related party) and for construction of the new plant. The Company has reached agreement with local banks to temporarily repay its outstanding obligations when it has sufficient cash in account before spending the funds according to its business plan. In subsequent periods, the remaining net offering proceeds will be invested in new plant construction, new machinery and equipment purchase, R&D efforts, international sales and marketing activities, as well as to meet additional working capital requirements. Other than the payments to Ruili Group as mentioned above, none of the net offering proceeds were paid, directly or indirectly, to directors, officers and persons who beneficially own ten percent or more of our equity securities.

ITEM 6. *CONSOLIDATED SELECTED FINANCIAL DATA*

The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results or Operation" appearing elsewhere in this report.

	Years Ended December 31,				
	2006	2005	2004	2003	2002
	(In thousands, of US dollars except per share data)				
RESULTS OF OPERATIONS					
Revenues	84,898	64,183	46,815	33,121	24,250
Income before income tax provision	9,748	5,500	5,341	3,844	1,807
Income tax provision	(1,253)	—	—	(546)	
Net income before minority interest	8,495	5,500	5,341	1,150	1,626
Minority interest	(797)	(550)	(534)	—	—
Net income attributable to shareholders	7,698	4,950	4,807	1,150	1,626
Earnings per share:					
Basic	0.56	0.37	0.37	0.09	0.12
Diluted	0.56	0.37	0.37	0.09	0.12
FINANCIAL POSITION					
Cash, cash equivalents and restricted cash	11,138	961	730	—	—
Total assets	70,880	39,301	22,520	12,903	7,852
Long term debt, net of current portion	—	—	—	1,208	605

SELECTED UNAUDITED QUARTERLY RESULTS OF OPERATIONS

In the opinion of management, the accompanying unaudited quarterly financial information presented below includes all adjustments which management considers necessary to present fairly the results of its operations for the periods presented below in conformity with accounting principles generally accepted in the United States of America. This quarterly financial information has been prepared consistently with the accounting policies described in the accompanying audited consolidated financial statements for the year ended December 31, 2006. The results of operations for the periods presented below are not necessarily indicative of the results of operations to be expected in the future.

	Fiscal Quarters Ended,											
	2006				2005				2004			
	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Mar. 31	Jun. 30	Sep. 30	Dec. 31
	(In thousands of US dollars except per share data)											
Revenues	19,420	20,117	21,288	24,073	14,516	14,924	16,377	18,366	9,091	11,340	12,595	13,789
Operating expenses:	(1,965)	(1,463)	(2,192)	(2,740)	(1,481)	(1,607)	(1,673)	(1,351)	(1,196)	(1,227)	(1,143)	(1,949)
Income (loss) from operations	2,431	3,177	2,585	2,714	1,738	1,756	1,794	940	1,039	1,427	1,745	1,472
Interest income (expense), net	(266)	(242)	(260)	(287)	(60)	(126)	(145)	(358)	(80)	(76)	(78)	(53)
Other income (expense)	(90)	2	(52)	36	(9)	(66)	(13)	49	—	(36)	(13)	(6)
Pre-tax income (loss)	2,076	2,936	2,274	2,462	1,669	1,563	1,636	631	959	1,314	1,654	1,413
Income tax provision	(294)	(294)	(311)	(354)	—	—	—	—	—	—	—	—
Net income	1,604	2,378	1,766	1,950	1,502	1,407	1,473	568	863	1,183	1,489	1,272

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following is management's discussion and analysis of certain significant factors that have affected our financial position and operating results during the periods included in the accompanying consolidated financial statements, as well as information relating to the plans of our current management. This report includes forward-looking statements. Generally, the words "believes," "anticipates," "may," "will," "should," "expect," "intend," "estimate," "continue," and similar expressions or the negative thereof or comparable terminology are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, including the matters set forth in this report or other reports or documents we file with the Securities and Exchange Commission from time to time, which could cause actual results or outcomes to differ materially from those projected. Undue reliance should not be placed on these forward-looking statements that speak only as of the date hereof. We undertake no obligation to update these forward-looking statements.

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes thereto and other financial information contained elsewhere in this Form 10K.

OVERVIEW

On May 10, 2004, we acquired all of the issued and outstanding equity interests of Fairford Holdings Limited, a Hong Kong limited liability company ("Fairford"). Until we acquired Fairford, we had only nominal assets and liabilities and limited business operations. Although Fairford became a wholly-owned subsidiary following the acquisition, because the acquisition resulted in a change of control, the acquisition was recorded as a "reverse merger" whereby Fairford is considered to be the accounting acquirer. As such, the following results of operations are those of Fairford.

Fairford was organized in Hong Kong as a limited liability company on November 3, 2003. Fairford owns 90% of the equity interest of Ruili Group Ruian Auto Parts Co., Ltd., a Sino-foreign joint venture (the "Joint Venture") established pursuant to the laws of the People's Republic of China ("PRC" or "China"). The Joint Venture is a joint venture between Fairford and Ruili Group Co., Ltd. (the "Ruili Group").

The Ruili Group was incorporated in the PRC in 1987 to specialize in the development, production and sale of various kinds of automotive parts. Its headquarters are located in Ruian City of Wenzhou Area, one of the leading automotive parts manufacturing centers of China with more than 1400 auto parts manufacturing companies. Its major product lines include valves for air brake systems, auto metering products, auto electric products, anti-lock brake systems and retarders. Some of those products were developed and are manufactured through affiliated companies of Ruili Group. Due to its leading position in the industry, the Chairman of the Ruili Group, Mr. Xiao Ping Zhang, has been elected as the Chairman of Wenzhou Auto Parts Association, one of the leading auto parts trade associations in China. Mr. Zhang is also Chairman and Chief Executive Officer of the Company. The Joint Venture was established in the PRC as a Sino-foreign joint venture company with limited liability by the Ruili Group and Fairford. Fairford and Ruili Group contributed 90% and 10%, respectively, of the paid-in capital in the aggregate amount of approximately $43.4 million.

In connection with its formation, effective January 19, 2004 the Joint Venture acquired the business of the Ruili Group relating to the manufacture and sale of various kinds of valves for automotive brake systems and related operations (the "Transferred Business"). This was accomplished by the transfer from the Ruili Group to Fairford of the relevant assets and liabilities of the Transferred Business including trade receivables, inventories and machinery, and the assumption of short and long term borrowings, at a consideration of approximately $6.39 million.

The consideration was based on a valuation by an independent PRC valuation firm. Fairford then contributed these assets and liabilities as a capital contribution for its 90% interest in the Joint Venture. The Ruili Group also transferred inventory as its capital contribution for its 10% interest in the Joint Venture. The assets and liabilities transferred to the Joint Venture by Fairford and the Ruili Group represented all the relevant assets and liabilities of the Transferred Business. Certain historical information of the Transferred Business is based on the operation of the Transferred Business when it was owned by the Ruili Group.

Pursuant to the formation of the Joint Venture, on January 17, 2004, the Ruili Group and Fairford signed a binding Joint Venture agreement (the "JV Agreement"). Pursuant to the JV Agreement, the Board of Directors consists of three directors; Fairford has the right to designate two members of the board and the Ruili Group has the right to designate one member. The majority of the Board has decision making authority with respect to operating matters. As a result, Fairford maintains operating control over the Joint Venture.

The transactions were accounted for as a reverse spin-off in accordance with EITF 02-11 "Accounting for Spin-offs." Accordingly SORL Auto Parts, Inc. was deemed to be the "spinnor" for accounting purposes.

In December 2006, through Fairford, SORL invested a further approximately $32.67 million in its operating subsidiary- the Joint Venture. To maintain its 10% shareholding in the Joint Venture, the Ruili Group increased its capital investment by approximately $3.63 million. SORL Auto Parts, Inc. continues to hold a 90% controlling interest in the operating subsidiary.

As a result of the foregoing, through Fairford's 90% interest in the Joint Venture, the Company manufactures and distributes automotive air brake valves and related components in China and internationally for use primarily in vehicles weighing over three tons, such as trucks and buses. There are forty categories of valves with over eight hundred different specifications. Management believes that it is the largest manufacturer of automotive brake valves in China.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Below is a description of accounting policies, which we consider critical to the preparation and understanding of our financial statements. In addition, certain amounts included in or affecting our financial statements and related disclosure must be estimated, which requires us to make assumptions with respect to values or conditions which cannot be known with certainty at the time the financial statements are prepared. Actual results may differ from these estimates under different assumptions or conditions. The selection of critical accounting policies, the judgments and other uncertainties affecting the application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our consolidated financial statements.

We believe that the following critical accounting policies set forth below involve the most significant judgments and estimates used in the preparation of our consolidated financial statements. We evaluate these policies on an ongoing basis, based upon historical results and experience, consultation with experts, trends and other methods we consider reasonable in the particular circumstances, as well as our forecasts as to how these might change in the future.

ACCOUNTING METHOD

The Company uses the accrual method of accounting which recognizes revenues when earned and expenses when incurred.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company presents accounts receivable, net of allowance for doubtful accounts. The allowance is calculated based on review of individual customer accounts.

INVENTORIES

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the weighted-average basis and includes all costs to acquire and other costs incurred in bringing the inventories to their present location and condition. The Company evaluates the net realizable value of its inventories on a regular basis and records a provision for loss to reduce the computed weighted-average cost if it exceeds the net realizable value.

INCOME TAXES

Taxes are calculated in accordance with taxation principles currently effective in the PRC. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. A valuation allowance is provided for the amount of deferred tax assets and liabilities that, based on available evidence, are not expected to be realized.

Under a Tax Holiday in PRC, the Company is granted an exemption from income taxes for two years commencing from the first cumulative profit-making year and a 50% reduction in the income tax rates for the following three years. Fiscal year ended December 31, 2004 was the first accumulative profit-making year. SORL is entitled to a 50% income tax reduction in the fiscal years ended December 31, 2006, 2007 and 2008. The applicable income tax rate is 26.4% in Ruian City which is located in the coastal economic development zones.

REVENUE RECOGNITION

In accordance with the provisions of Staff Accounting Bulletin No. 103, revenue is recognized when merchandise is shipped and title passes to the customer and collectibility is reasonably assured. Revenues consist of the invoice value of the sale of goods and services net of value added tax, rebates and discounts. The Company is subject to the following surtaxes, which are recorded as deductions from gross sales: Education Tax.

The Company does not receive revenue for shipping and handling costs to customers. Shipping and handling expenses incurred by the Company are included in selling and administrative expenses in the accompanying consolidated statements of income.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of accounts receivable. The Company performs ongoing credit evaluations with respect to the financial condition of its creditors, but does not require collateral. In order to determine the value of the Company's accounts receivable, the Company records a provision for doubtful accounts to cover probable credit losses. Management reviews and adjusts this allowance periodically based on historical experience and its evaluation of the collectibility of outstanding accounts receivable.

RESULTS OF OPERATIONS

Year ended December 31, 2006 as compared to year ended December 31, 2005:

SALES

	Years Ended December 31,			
	2006	%	2005	%
	(U.S. dollars in million)			
Sales				
Air brake valves & related components	$63.0	74.2%	$47.9	74.6%
Non-valve products	$21.9	25.8%	$16.3	25.4%
Total	$84.9	100.0%	$64.2	100.0%

Sales consisted of air brake valves and related components manufactured by SORL and sold to domestic OEM and aftermarket customers and international customers; as well as distribution of non-valve auto parts sourced from related parties.

Total net sales were $84,898,316 and $64,182,544 for the fiscal years ended December 31, 2006 and 2005, respectively, representing an increase of $20.7 million or 32% year over year. The increase in sales was primarily due to the expansion in the domestic OEM market, the domestic aftermarket and international market as a result of improvement in the Company's sales network.

A breakdown of net sales revenue for our three market segments, domestic OEM market, domestic aftermarket and international markets, in 2006 and 2005 is as follows:

	Years Ended December 31,			
	2006	%	2005	%
	(U.S. dollars in million)			
China OEM market	$27.1	32%	$20.6	32%
China Aftermarket	$23.9	28%	$20.2	32%
International market	$33.9	40%	$23.4	36%
Total	$84.9	100%	$64.2	100%

After experiencing a market decline in 2005, China's heavy duty trucks output and sales volume increased by 15.4% year over year in 2006. With the Chinese heavy duty truck market's rebounding gradually, the Joint Venture's sales for the OEM market increased by $6.5 million or 31.6% for the year ended December 31, 2006, as compared to the year ended December 31, 2005. The Joint Venture expanded its OEM market share basically from its existing major customers. The Company has been able to quickly respond to customers' requirements for new products.

With one new distributor's joining in 2006, we now have 28 authorized distributors covering nearly all regions in China. Those distributors are responsible for selling our products through over 800 sub- distributors in turn. With the rapid growth of commercial vehicles output in recent years and the increasing amount of vehicles on the road, demand for parts has increased. Based on our well established sales networks, SORL achieved revenue of $23.9 million in domestic aftermarket sales, an increase of $3.7 million, or 18.3% from 2005.

In 2006, the Middle East segment had the largest share of overseas sales. The American segment experienced the fastest growth, followed by the European segment. Export sales grew by approximately 44.9%, from $23.4 million in 2005 to $33.9 million in 2006. The increase reflects our continued focus on sales and marketing efforts. Moreover, the Company has been able to offer a more complete product line including non-valve products which are sourced from the Ruili Group. Such outsourced non-valve products include power steering pumps and other pumps, automobile electrical components and auto meters. Those accounted for approximately 25.8% and 25.4% of total sales in 2006 and 2005, respectively. To penetrate the India OEM market, in 2006, the Joint Venture set up a sales office in Pune, India.

COST OF SALES

Cost of sales for the fiscal year ended December 31, 2006 increased to $65.6 million from $49.9 million for the fiscal year ended December 31, 2005, $15.7 million or a 31.6% increase, consistent with the increase in revenues.

GROSS PROFIT

Gross profit for the fiscal year ended December 31, 2006 increased by approximately $5.0 million or 34.6% to $19.3 million from $14.3 million for the fiscal year ended December 31, 2005. Gross margin increased by approximately 0.4% from 22.3% in 2005 to 22.7% in 2006. The improvement in gross profit margin was primarily attributable to economies of scale, shift of products mix and the introduction of new valve products with higher profit margins and continuing efforts in production technique optimization.

We purchase various components and raw materials for use in our manufacturing processes. The principal raw materials are aluminum and steel. Aluminum and steel accounted for 33% and 17% of our total raw material purchases in 2006, respectively. For the fiscal year ended December 31, 2006, the price of steel plate decreased by approximately 22%, as compared with 2005. However, the average price of aluminum still continued to increase as it had in the past two years. The average price of aluminum increased by approximately 14% in 2006 compared to 2005. The increased price of raw material has had an adverse effect on our profit, but the decrease in the price of steel partly offset the negative impact of the increase of aluminum. Additionally, we took several steps to lower our production cost. For example, we replaced the machining approach with a molding process, thereby reducing processing steps and materials consumption and increasing productivity. In addition, in the process of removing impurities from liquid aluminum, historically we have used the high-temperature method. The adoption of the new technique of using a low-temperature method helped save power consumption.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses for the fiscal year ended December 31, 2006 were $8.4 million or 9.85% of net sales compared to $8.1 million or 12.6% of net sales for the fiscal year ended December 31, 2005. The increase in expenses is primarily due to the effect of the following factors:

(1) Increased product warranty expenses. The Company recorded $1,867,514 of product warranty expenses for the fiscal year ended December 31, 2006, as compared to $778,763 for the fiscal year ended December 31, 2005, an increase of $1,088,751, mainly attributed to a specific "3-R Warranties" service charge (for repair, replacement and refund) paid to an OEM customer.

(2) Professional fees increased by $303,534 compared with 2005. The professional fees include auditing and legal fees associated with SEC filings, director's fees and related consulting fees, stock transfer fees and other items associated with the costs of being a public entity.

(3) R&D expense, which is included in general and administrative expenses, increased by $412,129, as compared to the fiscal year ended 2005, as discussed below.

(4) The aforementioned increases were largely offset by the reversing of a bad debt provision of $911,000, which was mainly due to the collection of a significant portion of account receivables with aging over one year during 2006.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense increased to $1.06 million for the fiscal year ended December 31, 2006, compared with depreciation and amortization expense of $0.86 million for the fiscal year ended December 31, 2005.

The increase in depreciation expense was primarily due to new investment in fixed assets, mainly production equipment and tools in 2006 in the amount of $4.4 million, to upgrade the processing techniques and increase output.

FINANCIAL EXPENSE

Financial expense for the fiscal year ended December 31, 2006 increased by $366,426 to $1,055,237 from $688,811 for the fiscal year ended December 31, 2005. Financial expense mainly consist of interest expense and exchange loss. The interest expense increased by approximately $0.26 million to approximately $0.78 million for 2006, compared with $0.52 million for 2005. The increase was mainly due to higher average borrowing levels. Additionally, accounts receivable and deposits received from customers, associated with overseas sales, are denominated in US dollars. The appreciation of the RMB against the U.S. dollar resulted in larger exchange loss during 2006. The Company recognized the exchange loss of $0.26 million and $0.15 million for the fiscal year ended December 31, 2006 and 2005, respectively, an increase of $0.11 million.

OTHER INCOME

For the fiscal year ended December 31, 2006, other income included subsidy income of $139,308 compared with $52,592 for the fiscal year ended December 31, 2005. Through local governments, these subsidies were provided to the Company as economic incentives to secure business commitments and no repayment is required.

INCOME TAX

There was no income tax expense for the fiscal year ended December 31, 2005 and 2004. As a result of the Joint Venture obtaining its sino-foreign joint venture status in 2004, in accordance with applicable PRC tax regulations, the Joint Venture was exempted from PRC income tax in both fiscal 2004 and 2005. Thereafter, the Joint Venture is entitled to a tax concession of 50% of the applicable income tax rate of 26.4% for the three years ended December 31, 2006, 2007, and 2008. Income taxes expense of $1,252,858 was recorded for the fiscal year ended December 31, 2006.

STOCK — BASED COMPENSATION

On January 5, 2006 the Company issued 100,000 warrants for the financial services to be provided by Maxim Group LLC and Chardan Capital Markets, LLC, with an exercise price of $6.25 per share and a contractual term of four years. In accordance with the common stock purchase warrant agreement, the warrants became vested and exercisable immediately on the date thereof. Total deferred stock-based compensation expenses related to the 100,000 warrants granted was $299,052. This amount is amortized over one year in a manner consistent with Financial Accounting Standards Board Interpretation No. 123(R). The amortization of deferred stock-based compensation for these equity arrangements was $299,052 for the fiscal year ended December 31, 2006.

On March 1, 2006, the Board of Directors approved a total of 60,000 options to be issued to the four independent members of the Board of Directors. The contractual term of the options is three years. Total deferred stock-based compensation expenses related to stock options amounted to $178,904. This amount is amortized over the three year vesting period in a manner consistent with Financial Accounting Standards Board Interpretation No. 123R. The amortization of deferred stock-based compensation for these equity arrangements was $49,697 for the fiscal year ended December 31, 2006.

Although the Company anticipates future issuances of stock awards to have a material impact on net income, we do not expect these awards to have a material impact on future cash flow.

MINORITY INTEREST

Minority interest represents a 10% non-controlling interest in the JV company. Minority interest in income was $797,117 and $549,957 for the fiscal year ended December 31, 2006 and 2005, respectively.

NET INCOME

The net income for the fiscal year ended December 31, 2006 increased by approximately $2,748,284, to $7,697,894 from net income of $4,949,610 for the fiscal year ended December 31, 2005 due to the factors discussed above. Earnings per share ("EPS") for basic and diluted for 2006 and 2005, was $0.56 and $0.37 per share, respectively.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

OPERATING — Net cash used in operating activities was $454,474 in the year ended December 31, 2006 compared with that of $8,714,706 in the same period in 2005, a decrease of $8,260,232 or 94.8%. Our improvement in cash flow was primarily a result of the following:

Our primary cash flows from net income were realized through the sale of automotive parts. The timely collection of accounts receivable will improve our liquidity. Our lower cash flow from operating activities in 2005 was mainly attributable to increased level of accounts receivable. However, in 2006, only $0.51 million of cash outflow was due to the same factor, a decrease of $13.1 million or 96% as compared with that for 2005. This is mainly due to our efforts of collecting a significant portion of the accounts receivable aged over one year. Additionally, to meet the requirements of sales growth and capacity expansion, we were required to keep a relatively higher level of inventories than in 2005. The level of prepayments also increased, as a result of the requirements to expand production facilities and purchase raw materials. For the fiscal year ended December 31, 2006, after adjustments for non-cash items, net income provided cash inflows of $9.1 million, which largely covered the increased working capital requirements as abovementioned. Management believes our cash flow will be improved gradually through the Company's strategic move of its sales focus from the domestic OEM market to international markets, thereby providing the Company with the ability to restructure its OEM customer base by gradually phasing out customers with lower returns and higher credit risks.

At December 31, 2006, the Company had cash and cash equivalents of $11,137,501, as compared to cash and cash equivalents of $961,131 at December 31, 2005. The Company had working capital of $47,195,220 at December 31, 2006, as compared to working capital of $10,571,086 at December 31, 2005, reflecting current ratios of 7.58:1 and 1.49:1, respectively. The increase of working capital was mainly attributed to the balance of proceeds received from the follow-on public offering near the end of 2006, a large portion of which is scheduled to be gradually spent in the year of 2007.

INVESTING — Net cash used in investing activities was $10,354,802 and $2,624,274 for the fiscal years ended December 31, 2006 and 2005, respectively. During fiscal 2006, additional machines and equipment for purpose of capacity expansion were acquired for a total of $4,445,131. Other than machines and equipment, another major capital expenditure was for acquisition of the land use rights from Ruili Group (See Item 5 and Note 18) for $5,909,671. A new plant, for further expansion of air brake valves production capacity, will be constructed on the land. The Company has a total budget of approximately $15 million for this new plant building, inclusive of costs for land acquisition, leveling and construction of plant buildings.

FINANCING — Net cash provided by financing activities was $20,135,117 for the year ended December 31, 2006 compared to a net cash inflow in financing activities of $11,195,799 for the same period in 2005. During fiscal 2006, net cash provided by financing activities was primarily attributable to the net proceeds of our follow-on public offering (See Item 5) of approximately $32.5 million, including approximately $4.3 million as a result of the exercise of the over-allotment option granted to the underwriters. Additionally, another capital increase of $3.63 million was contributed from Ruili Group to the JV. Additionally, during fiscal 2006, the Company received in aggregate approximately $19.8 million short-term bank loans under its credit facilities. As a temporary approach to apply cash balances thereby saving interest expense, during fiscal 2006, the Company paid off outstanding loans which totaled $35.8 million. A large portion of the repayments, approximately $16.6 million, was funded from the net proceeds the public offering, with approval by the Company's board of directors. The Company expects to make re-drawdowns in 2007 under the bank lines of credit, in line with its investment schedule related to the public offering.

Management of the Company has taken a number of steps to restructure its customer base and phase out accounts which had failed to make prompt payments. The Company also placed more emphasis on receivable collection. During 2006, the Company continued developing higher profit margin new products, and adopting steps for further cost saving such as improving material utilization rate. Meanwhile, the Company maintains good relationships with local banks. We believe that our current cash and cash equivalents and anticipated cash flow generated from operations and our bank lines of credit will be sufficient to finance our working capital requirements for the foreseeable future.

Off-Balance Sheet Agreements

At December 31, 2006, we did not have any material commitments for capital expenditures or have any transactions, obligations or relationships that could be considered off-balance sheet arrangements.

RESULTS OF OPERATIONS

Year ended December 31, 2005 as compared to year ended December 31, 2004:

SALES

Sales	2005		2004	
Air brake valves & related components	$47.9M	74.6%	$35.9M	76.7%
Non-valve products	$16.3M	25.4%	$10.9M	23.3%
Total	$64.2M	100.0%	$46.8M	100.0%

Sales consisted of air brake valves and related components manufactured by SORL and sold to domestic OEM and aftermarket customers and international customers; as well as distribution of non-valve auto parts sourced from related parties.

Total net sales were $64,182,544 and $46,815,037 for the fiscal years ended on December 31, 2005 and 2004, respectively. Net sales in 2005 increased by $17.4 million or 37% to $64.2 million, compared with 2004, despite an approximately 36% decrease in the output of heavy duty trucks in China. The increase in sales was primarily due to the expansion in the international market and in China's aftermarket as a result of improvement in the Company's China sales network.

A breakdown of net sales revenue for our three market segments, domestic OEM market, domestic aftermarket and international market, in 2005 and 2004 is as follows:

	Years Ended December 31,			
	2005	%	2004	%
	(U.S. dollars in million)			
China OEM market	$20.6	32%	$22.0	47%
China Aftermarket	$20.2	32%	$12.2	26%
International market	$23.4	36%	$12.6	27%
Total	$64.2	100%	$46.8	100%

For 2005, China's heavy duty trucks output decreased by 35.7% compared to that in 2004, in contrast to a 45% increase in 2004 from 2003, primarily due to the Chinese Government's macroeconomic regulation policy for 2005. Notwithstanding the decrease in output, sales revenue for this market segment decreased relatively slightly by 6.4% from $22 million in 2004 to $20.6 million in 2005, principally because of the introduction of new products to satisfy the OEM customers' requirements, and the granting of extended credit terms to a selected number of OEM customers, such as FAW and Dongfeng Group, on a temporary basis, so as to maintain market share and strengthen long term relationships.

Currently SORL has 27 authorized distributors covering nearly all regions in China, who in turn sell the products to over 800 sub-distributors. Based on the well established and continuously improving sales networks, SORL achieved total revenue of $20.2 million in domestic aftermarket sales, an increase of $8 million, or 65.7% from 2004. During the year, the Company adjusted its compensation plan for distributors to increase sales growth.

Export sales grew by approximately 83%, from $12.6 million in 2004 to $23.4 million in 2005. The increase in sales was attributable to the introduction of new products and greater focus on participation in international trade shows leading to increased awareness of the Company's products. Additionally, the Company has been able to offer a more complete product line including non-valve products which are sourced from the Ruili Group. Such outsourced non-valve products include power steering pumps and other pumps, automobile electrical components and auto meters. They accounted for approximately 20% of total export sales in both 2005 and 2004.

COST OF SALES

Cost of sales for the fiscal year ended December 31, 2005 increased to $49.9 million from $35.9 million for the fiscal year ended December 31, 2004, or a 39% increase consistent with the increase in revenues. Gross margin decreased by approximately 1% from 23.3% in 2004 to 22.3%.

We purchase various components and raw materials for use in our manufacturing processes. The principal raw materials we purchase are aluminum and steel. The price of aluminum and steel has increased significantly in 2004, with aluminum prices continuing to increase in 2005. Steel prices peaked in March 2005 and then started to decrease until they reached levels even lower than prices incurred during 2004. Experts predict that aluminum and steel prices will increase in 2006.

The Company's average purchase price (net of VAT) for steel materials (including stainless steel sheets) in 2005 was approximately $600 per ton, compared with $465 per ton on average in 2004, and $480 per ton at the end of 2005. The average purchase price (net of VAT) for aluminum ingot in 2005 was approximately $1,865 per ton, in contrast to the levels of $1,680 per ton on average in 2004, and $1,950 per ton at the end of 2005.

Total purchases of steel and aluminum materials in 2005 were 20,371 tons and 3,614 tons, respectively.

GROSS PROFIT

Gross profit for the fiscal year ended December 31, 2005 increased by $3.4 million or 31% to $14.3 million from $10.9 million for the fiscal year ended December 31, 2004, while gross margin decreased by approximately 1% from 23.3% in 2004 to 22.3%.

The approximately 2% appreciation of RMB against USD in late July 2005 had a certain negative impact on the gross margin, since in 2005, about 36% of total revenue was denominated in US Dollars, while nearly all costs were denominated in RMB. However, this impact was minimal as this resulted in an effect of approximately 0.3% on Gross Margin.

The materials price increases have had an adverse impact on gross margin, since some of the increases cannot be passed on to our customers. This negatively impacted our gross margin by 1.2% in 2005, or approximately $0.8 million.

This negative impact on Gross Margin was largely offset by economies of scale and consistent efforts in production technique optimization. For example, in 2005, we replaced the machining approach with a molding process, thereby reducing processing steps and materials consumption and increasing hourly output. Meanwhile, in the process of removing impurities from liquid aluminum, historically we used the high-temperature method. The adoption of a new technique of using a low-temperature method helped save power consumption.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses for the fiscal year ended December 31, 2005 was $8.1 million or 12.6% of net sales compared to $5.2 million or 11.2% of net sales for the fiscal year ended December 31, 2004.

The Company incurred $3.9 million in selling and distribution expenses for 2005, a 43% increase from 2004. In addition to the increase in sales, the higher selling expenses were mainly attributable to the Company's increased focus in international sales and marketing, including active participation in various trade shows and fairs, in an attempt to gather industry information, keep up with world market trends and acquaint and acquire more new customers.

General and administrative expenses for the fiscal year ended December 31, 2005 amounted to $4.2 million, increasing by 68% from 2004. The major increase came from the increase in the provision of bad debt expense of $0.85 million in 2005, since we had experienced prolonged account receivable cycles from some of our customers. The remaining general and administrative expenses as a percentage of sales decreased as compared to 2004 as most of these expenses are fixed in nature, and coupled with the increase in revenues, we experienced economies of scale.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense increased to $0.86 million for the fiscal year ended December 31, 2005, compared with depreciation and amortization expense of $0.55 million for the fiscal year ended December 31, 2004.

The increase in depreciation expense was primarily due to new investment in fixed assets, mainly production equipment and tools in 2005 for the amount of $2.6 million, to upgrade the processing techniques and increase output.

FINANCIAL EXPENSE

Financial expense for the fiscal year ended December 31, 2005 increased by $401,378 to $688,811 from $287, 433 for the fiscal year ended December 31, 2004. Financial expenses consist of mainly interest expense. The increase in interest expense was due to the higher outstanding debt balance during the year, reaching $16 million as of December 31, 2005, an increase of $11.2 million from $4.8 million at the end of 2004. The new drawdown of bank loans in 2005 was primarily for purpose of working capital use, as well as new equipment purchase, to support the sales growth.

Interest rates ranged between 4.964% and 6.003% per annum.

INCOME TAX

There was no income tax expense for the fiscal year ended December 31, 2005 and 2004. As a result of the Joint Venture obtaining its sino-foreign joint venture status in 2004, per applicable PRC tax regulations, the Company is exempted from PRC income tax in both fiscal 2004 and 2005.

MINORITY INTEREST

Minority interest represents a 10% non-controlling interest in the company. Minority interest in income amounted to US$549,957 and US$534,105 for the fiscal year ended December 31, 2005 and 2004, respectively.

FOURTH QUARTER ADJUSTMENT

During the fourth quarter of 2005, a significant adjustment in the amount of $794k was made to provide for potentially uncollectible accounts. That change was necessitated by the extension of temporary special credit terms to certain customers. Those special credit terms extended payment arrangements for certain customers for up to one year.

NET INCOME

The net income for the fiscal year ended December 31, 2005 increased by approximately $142,666, to a net income of $4,949,610 from a net income of $4,806,944 for the fiscal year ended December 31, 2004 due to the factors discussed above. Earnings per share ("EPS") for basic and diluted for 2005 and 2004, was $0.37 per share.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

OPERATING — The Company's operations utilized cash resources of $8,714,706 for the fiscal year ended December 31, 2005, as compared to generating cash resources of $2,336,592 for the fiscal year ended December 31, 2004, primarily as a result of the following:

1. For the year ended December 31, 2005, cash flow provided by sales was $7,574,462 as compared to $5,963,694 for the year ended December 31, 2004, an increase of $1,610,768. The increase was primarily as a result of the increase in sales.

2. For the year ended December 31, 2005, account receivables increased by $13,590,206, primarily due to the temporary extension of credit terms to selected OEM customers as well as certain domestic aftermarket distributors as discussed above. Management believes this situation will be largely mitigated in 2006 through the Company's strategically move of its sales focus from its domestic OEM market to international markets, therefore providing the Company with the ability to restructure its OEM customer base by gradually phasing out customers with lower return and higher credit risks.

3. For the year ended December 31, 2005, inventory increased by $637,283. The Company maintains a low level of inventory with an Inventory Conversion Period of approximately 19 days for 2005, the same as that for 2004, which largely reduced working capital requirements. Because of the strong demands for its products, the Company maintains less than one week of finished goods inventory. A low level of raw materials for approximately four to five days of production requirements are maintained in stock. Raw materials are readily available, given our access to different suppliers and efficient and timely delivery available. The majority of the WIP balances are incurred during later steps in manufacturing. The Company effectively adopts a "pull" system in its production.

4. For the year ended December 31, 2005, account payables decreased by $970,989, or 20.5%, compared to the year ended December 31, 2004, mainly due to suppliers' reluctance to extend long credit terms given the increased material prices. Prepayments at December 31, 2005 primarily represented advance payments for raw materials and equipment purchases. Prepayments as of December 31, 2005 increased by 28% to $1.8 million from $1.4 million as of December 31, 2004.

At December 31, 2005, the Company had cash and cash equivalents of $961,131, as compared to cash and cash equivalents of $729,875 at December 31, 2004. The Company had working capital of $10,571,086 at December 31, 2005, as compared to working capital of $6,092,799 at December 31, 2004, reflecting current ratios of 1.49:1 and 1.55:1, respectively.

INVESTING — During the fiscal year ended December 31, 2005, the Company expanded net cash of $2,624,274 in the investing activities, including $2,623,151 for acquisition of property and equipment to support the growth of business. For the fiscal year ended December 31, 2004, the Company utilized $638,635 in investing activities.

FINANCING — During the fiscal year ended December 31, 2005, the Company made new net drawdowns amounting to $11,195,799 from banks. During the fiscal year ended December 31, 2004, the Company paid off $968,082 on its outstanding debt. Net proceeds from bank loans were utilized primarily to cover the increasing working capital requirements in line with the rapid business growth, as well as cash requirements for new equipment acquisition given the growing demand for products and the limited production capacity buffer of the existing equipment.

Management of the Company has taken a number of steps to restructure its customer base and phase out accounts which frequently fail to make prompt payments and bring lower returns in long run, placing more efforts on receivables collection, and continuing development of high profit margin new product, as well as adopting steps for further cost saving such as improving material utilization rate. Meanwhile, the Company maintains good relationships with local banks. In addition, the Company actively seeks opportunities for fund raising from the capital markets to finance further expansion of production, the building of international sales networks in new markets, strengthening of R&D force, and to supplement the working capital.

At December 31, 2005, the Company does not have any material commitments for capital expenditures or have any transactions, obligations or relationships that could be considered off-balance sheet arrangements.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

The Company did not have any market risk with respect to such factors as commodity prices, equity prices, and other market changes that affect market risk sensitive investments.

Although our reporting currency is the U.S. dollar, the functional currency of our JV enterprise is RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. dollars and RMB. If the RMB depreciates against the U.S. dollar, the value of our Renminbi revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities of our operating subsidiaries are translated into U.S. dollars at the exchange rate at the balance sheet date, their equity accounts are translated at historical exchange rate and their income and expenses items are translated using the average rate for the period. Any resulting exchange differences are recorded in accumulated other comprehensive income or loss. As compared by December 31, 2005, the approximately 3.2% appreciation or fluctuation of the RMB against the USD did not have a material adverse effect on the Company's operations, even though the Company has over one third of its total revenue denominated in USD. It is believed that further RMB appreciation against USD, if any, would be on a prudent, gradual basis with relatively small adjustments, so as to avoid drastic impacts on the Chinese economy as a whole.

As the Company's historical debt obligations are primarily short-term in nature, with fixed interest rates, the Company does not have any risk from an increase in market interest rates. However, to the extent that the Company arranges new borrowings in the future, an increase in market interest rate would cause a commensurate increase in the interest expense related to such borrowings.

ITEM 8 *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
and Stockholders
SORL Auto Parts, Inc.
Ruian City, Zhejiang Province
People ' s Republic of China

We have audited the accompanying consolidated balance sheets of SORL Auto Parts, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of three years ended December 31, 2006, 2005 and 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years ended December 31, 2006, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Rotenberg & Co., LLP
Rotenberg & Co., LLP

Rochester, New York
March 16, 2007

SORL Auto Parts, Inc. and Subsidiaries

Consolidated Balance Sheets
December 31, 2006 and 2005

	December 31, 2006 (Audited)	December 31, 2005 (Audited)
ASSETS		
Current Assets		
Cash and Cash Equivalents	US$11,137,501	US$ 961,131
Accounts Receivable, Net of Provision	26,750,778	25,339,774
Notes Receivable	3,494,327	1,488,104
Inventory	4,528,856	2,512,583
Prepayments	5,532,802	1,801,829
Other current assets	2,925,558	48,115
Total Current Assets	54,369,822	32,151,536
Fixed Assets		
Property, Plant and Equipment	20,418,557	10,140,947
Less: Accumulated Depreciation	(4,106,901)	(3,024,281)
Property, Plant and Equipment, Net	16,311,656	7,116,666
Other Assets		
Deferred compensation cost-stock options	129,207	—
Intangible Assets	45,779	44,297
Less: Accumulated Amortization	(17,655)	(11,873)
Intangible Assets, Net	28,124	32,424
Other Non-current Assets	41,299	
Total Other Assets	198,630	32,424
Total Assets	**US$70,880,108**	**US$39,300,626**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable and Notes Payable	US$ 4,620,692	US$ 3,746,666
Deposit Received from Customers	508,268	1,324,085
Short term bank loans	—	16,026,717
Income tax payable	358,367	
Accrued Expenses	1,232,845	482,982
Other Current Liabilities	454,430	—
Total Current Liabilities	7,174,602	21,580,450
Minority Interest	6,336,557	1,735,818
Shareholders' Equity		
Common Stock — $0.002 Par Value; 50,000,000 authorized, 18,275,126 and 13,346,555 issued and outstanding as of December 31, 2006 and December 31, 2005 respectively	36,550	26,693
Additional Paid In Capital	37,444,051	4,444,118
Reserves	797,116	
Accumulated other comprehensive income	1,102,469	336,993
Retained Earnings	17,988,763	11,176,554
	57,368,949	15,984,358
Total Liabilities and Shareholders' Equity	**US$70,880,108**	**US$39,300,626**

The accompanying notes are an integral part of these financial statements

SORL Auto Parts, Inc. and Subsidiaries

Consolidated Statements of Income
For Years Ended on December 31, 2006 , 2005 and 2004

	2006	2005	2004
Sales	US$84,898,316	US$64,182,544	US$46,815,037
Cost of Sales	65,631,004	49,865,235	35,904,232
Gross Profit	19,267,312	14,317,309	10,910,805
Expenses:			
Selling and Distribution Expenses	5,101,313	3,919,996	2,737,652
General and Administrative Expenses	3,259,066	4,169,460	2,489,604
Financial Expenses	1,055,237	688,811	287,433
Total Expenses	9,415,616	8,778,267	5,514,689
Operating Income	9,851,696	5,539,042	5,396,116
Other Income	146,530	52,592	
Non-Operating Expenses	(250,357)	(92,067)	(55,067)
Income (Loss) Before Provision for Income Taxes	9,747,869	5,499,567	5,341,049
Provision for Income Taxes	1,252,858	—	—
Net Income Before Minority Interest & Other Comprehensive Income	US$ 8,495,011	US$ 5,499,567	US$ 5,341,049
Minority Interest	797,117	549,957	534,105
Net Income Attributable to Shareholders	7,697,894	4,949,610	4,806,944
Foreign Currency Translation Adjustment	850,529	374,437	—
Minority Interest's Share	85,053	37,444	—
Comprehensive Income (Loss)	8,463,370	5,286,603	4,806,944
Weighted average common share — Basic	13,753,991	13,302,763	13,165,241
Weighted average common share — Diluted	13,778,535	13,302,763	13,165,241
EPS — Basic	0.56	0.37	0.37
EPS — Diluted	0.56	0.37	0.37

The accompanying notes are an integral part of these financial statements

SORL Auto Parts, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
For Years Ended on December 31, 2006 and 2005

	2006	2005	2004
Cash Flows from Operating Activities			
Net Income	US$ 7,697,894	US$ 4,949,610	US$ 4,806,944
Adjustments to reconcile net income (loss) to net cash from operating activities:			
Minority Interest	797,117	549,957	534,105
Bad Debt Expense	(911,000)	846,337	68,384
Depreciation and Amortization	1,058,261	866,558	554,261
Stock-Based Compensation Expense	348,749	362,000	—
Loss on disposal of Fixed Assets	69,600	—	—
Changes in Assets and Liabilities:			
Account Receivables	(505,052)	(13,590,206)	(9,507,289)
Notes Receivables	(2,006,223)	(1,358,429)	(129,675)
Other Currents Assets	(2,877,443)	345,184	(393,300)
Inventory	(2,016,273)	(637,283)	(38,300)
Prepayments	(3,730,973)	(397,119)	1,197,290
Accounts Payable and Notes Payable	874,026	(970,989)	4,717,655
Provision of income tax	358,367	—	—
Deposits Received from Customers	(815,817)	462,461	861,624
Other Current Liabilities and Accrued Expenses	1,204,293	(142,787)	625,769
Net Working Capital from Discontinued Operations			(960,876)
	(454,474)	**(8,714,706)**	**2,336,592**
Cash Flows from Investing Activities			
Acquisition of Property and Equipment	(10,354,802)	(2,623,151)	(593,488)
Investment in Intangible Assets	—	(1,123)	(28,720)
Investing activities — Discontinued operations	—	—	(16,427)
	(10,354,802)	**(2,624,274)**	**(638,635)**
Cash Flows from Financing Activities			
Proceeds from (Repayment of) Bank Loans	(16,026,717)	11,195,799	(968,082)
Proceeds from Share Issuance	32,531,834	—	—
Capital contributed by Minority S/H	3,630,000	—	—
	20,135,117	**11,195,799**	**(968,082)**
Effects on changes in foreign exchange rate	850,529	374,437	—
Net Change in Cash and Cash Equivalents	10,176,370	231,256	729,875
Cash and Cash Equivalents- Beginning of the year	961,131	729,875	—
Cash and cash Equivalents — End of the year	**US$ 11,137,501**	**US$** 961,131	**US$** 729,875
Supplemental Cash Flow Disclosures:			
Interest Paid	783,794	513,776	287,433
Tax Paid	900,388	—	—
Supplemental Disclosures of Non-Cash Investing and Financing Activities:			
Common stock of 10,000 shares issued to Keating for advisory service	—	65,000	—
Common stock of 49,500 shares issued to key employees	—	297,000	—
60,000 options issued in 2006	49,697	—	—
100,000 warrants issued in 2006	299,052	—	—
Common stock Issued in Exchange for Preferred Stock	—	—	25,908
Distribution of Discontinued Operations	—	—	(22,775,189)

The accompanying notes are an integral part of these financial statements

SORL Auto Parts, Inc. and Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity
For Years Ended on December 31, 2006, 2005 and 2004

	Number of Share	Common Stock	Additional Paid-In Capital	Reserves	Retained Earnings (Deficit)	Accumu. Other Comprehensive Income	Shareholders' Equity	Minority Interest
Beginning Balance — Jan 1, 2004	**12,953,720**	**25,908**	**26,858,092**	—	**1,420,000**	—	**28,304,000**	—
Corporate Reorganization:								
Distribution of discontinued operations to shareholders	—	—	(22,775,189)	—	—	—	(22,775,189)	—
Acquisition of Enchanted Village	328,533	657	(657)	—	—	—	—	—
Capital contributed by Minority S/H	—	—	—	—	—	—	—	614,312
Net Income (Loss)	—	—	—	—	4,806,944	—	4,806,944	534,105
Ending Balance — Dec 31, 2004	13,282,253	26,565	4,082,246	—	6,226,944	—	10,335,755	1,148,417
Adjustment for fractional shares	4,802	9	(9)	—	—	—	—	—
Common Stock issued to consultants	10,000	20	64,980	—	—	—	65,000	—
Common Stock issued to employees	49,500	99	296,901	—	—	—	297,000	—
Net Income (Loss)	—	—	—	—	4,949,610	—	4,949,610	549,957
Other Comprehensive Income (Loss)	—	—	—	—	—	336,993	336,993	37,444
Ending Balance — Dec 31, 2005	13,346,555	26,693	4,444,118	—	11,176,554	336,993	15,984,358	1,735,818
Net Income	—	—	—	—	7,697,894	—	7,697,894	797,117
Other Comprehensive Income(Loss)	—	—	—	—	—	765,476	765,476	85,053
Common stock issued in public offering	4,928,571	9,857	32,521,977	—	—	—	32,531,834	—
Capital contributed by Minority S/H	—	—	—	—	—	—	—	3,630,000
Transfer to reserve	—	—	—	797,116	(885,685)	—	(88,569)	88,569
60,000 options issued in 2006	—	—	178,904	—	—	—	178,904	—
100,000 warrants issued in 2006	—	—	299,052	—	—	—	299,052	—
Ending Balance — December 31, 2006	**18,275,126**	**36,550**	**37,444,051**	**797,116**	**17,988,763**	**1,102,469**	**57,368,949**	**6,336,557**

The accompanying notes are an integral part of these financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF BUSINESS

SORL Auto Parts, Inc. is principally engaged in the manufacture and distribution of automotive air brake valves and related components for commercial vehicles weighing more than three tons, such as trucks, and buses, through its 90% ownership of Ruili Group Ruian Auto Parts Company Limited ("Ruian", or "the Company") in the People's Republic of China ("PRC" or "China"). The Company distributes products both in China and internationally under SORL trademarks. The Company's product range includes 40 categories of brake valves with over 800 different specifications.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING METHOD

The Company uses the accrual method of accounting for financial statement and tax return purposes.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of SORL Auto Parts, Inc. and its majority owned subsidiaries. All significant inter-company balances and transactions have been eliminated in the consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management makes its best estimate of the outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

For certain of the Company's financial instruments, including cash and cash equivalents, trade receivables and payables, prepaid expenses, deposits and other current assets, short-term bank borrowings, and other payables and accruals, the carrying amounts approximate fair values due to their short maturities.

RELATED PARTY TRANSACTIONS

A related party is generally defined as (i) any person that holds 10% or more of the Company's securities and their immediate families, (ii) the Company's management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company's policy is that all related party transactions must be in arm's length.

FINANCIAL RISK FACTORS AND FINANCIAL RISK MANAGEMENT

The Company is exposed to the following risk factors:

(i) *Credit risks* — The Company has policies in place to ensure that sales of products are made to customers with an appropriate credit history. The Company has two customers that respectively account for more than 5% of its total revenues for the period. The Company also has a concentration of credit risk due to geographic sales as a majority of its products are marketed and sold in the PRC.

(ii) *Liquidity risks* — Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and ability to close out market positions.

(iii) *Interest rate risk* — The interest rate and terms of repayments of short-term and long-term bank borrowings are approximately 5.58% per annum. The Company's income and cash flows are substantially independent of changes in market interest rates. The Company has no significant interest-bearing assets. The Company's policy is to maintain all of its borrowings in fixed rate instruments.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

INVENTORIES

Inventories are stated at the lower of cost or net realizable value, with cost computed on a weighted-average basis. Cost includes all costs of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The initial cost of the asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Depreciation is provided using the straight-line method over the assets estimated useful life for periods ranging from five to ten years. Significant improvements and betterments are capitalized where it is probable that the expenditure resulted in an increase in the future economic benefits expected to be obtained from the use of the asset beyond its originally assessed standard of performance. Routine repairs and maintenance are expensed when incurred. Gains and losses on disposal of fixed assets are recognized in the income statement based on the net disposal proceeds less the carrying amount of the assets.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets, such as property, plant and equipment and other non-current assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value.

INTANGIBLE ASSETS

Intangible assets represent mainly the patent of technology, plus the computer software. Intangible assets are measured initially at cost. Intangible assets are recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the enterprise and the cost of the asset can be measured reliably. After initial recognition, intangible assets are measured at cost less any impairment losses. Intangible assets with definite useful lives are amortized on a straight-line basis over their useful lives.

ACCOUNTS RECEIVABLES AND ALLOWANCE FOR BAD DEBTS

The Company presents accounts receivables, net of allowances for doubtful accounts and returns, to ensure accounts receivable are not overstated due to uncollectibility. Accounts receivables generated from credit sales have general credit terms of 90 days for domestic aftermarket customers.

The allowances are calculated based on a detailed review of certain individual customer accounts, historical rates and an estimation of the overall economic conditions affecting the Company's customer base. The Company reviews a customer's credit history before extending credit. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

The Company will write off the uncollectible receivables once the customers are bankrupt or there is a remote possibility that the Company will collect the outstanding balance. The write-off must be reported to the local tax authorities and receive official approval from them. To date, the Company has not written off any account receivable.

NOTES RECEIVABLE

Notes receivable are issued by some customers to pay certain outstanding receivable balances to the Company with specific payment terms and definitive due dates. Notes receivable do not bear interest.

REVENUE RECOGNITION

Revenue from the sale of goods is recognized when the risks and rewards of ownership of the goods have transferred to the buyer. Revenue consists of the invoice value for the sale of goods and services net of value-added tax ("VAT"), rebates and discounts and returns. The Company nets sales return in gross revenue, i.e., the revenue shown in the income statement is the net sales.

INCOME TAXES

The Company accounts for income taxes under the provision of Statement of Financial Accounting Standards ("SFAS" No. 109), "Accounting for Income Taxes," whereby deferred income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary; to reduce deferred income tax assets to the amount expected to be realized.

FOREIGN CURRENCY TRANSLATION

The Company maintains its books and accounting records in Renminbi ("RMB"), the currency of the PRC, The Company's functional currency is also RMB. The Company has adopted SFAS 52 in translating financial statement amounts from RMB to the Company's reporting currency, United States dollars ("US$"). All assets and liabilities are translated at the current rate. The shareholders' equity accounts are translated at appropriate historical rate. Revenue and expenses are translated at the weighted average rates in effect on the transaction dates.

Foreign currency gains and losses, if any, are included in the Consolidated Statements of Income as a component of other comprehensive income.

STOCK-BASED COMPENSATION

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, "Share-Based Payment" ("SFAS 123R"). SFAS 123R revises FASB Statement No. 123 "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees". SFAS 123R requires all public and non-public companies to measure and recognize compensation expense for all stock-based payments for services received at the grant-date fair value, with the cost recognized over the vesting period (or the requisite service period). The Company has adopted SFAS 123R as of January 1, 2005.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development costs are classified as general and administrative expenses and are expensed as incurred.

SHIPPING AND HANDLING COSTS

Shipping and handling cost are classified as selling expenses and are expensed as incurred.

ADVERTISING COSTS

Advertising costs are classified as selling expenses and are expensed as incurred.

WARRANTY CLAIMS

The Company offers product warranties for certain products. Warranty claims are classified as selling expenses and are expensed as incurred. The Company accrues the costs of unsettled product warranty claims based on the historical claims made in previous years.

PURCHASE DISCOUNTS

Purchase discounts, if applicable, are netted in the cost of goods sold.

LEASE COMMITMENTS

The Company has adopted SFAS No. 13, "Accounting for Leases". If the lease terms meet one or all of the following four criteria, it will be classified as a capital lease, otherwise, it is an operating lease: (1) The lease transfers the title to the lessee at the end of the term; (2) the lease contains a bargain purchase option; (3) the lease term is equal to 75% of the estimated economic life of the leased property or more; (4) the present value of the minimum lease payment in the term equals or exceeds 90% of the fair value of the leased property. The current lease agreement with Ruili Group Co. Ltd. does not meet any of the above criteria, so it is classified and recorded as an operating lease.

RECENTLY ISSUED ACCOUNTING STANDARDS

In November 2004, the FASB issued SFAS No. 151 "Inventory Costs — an amendment of ARB No. 43, Chapter 4" ("SFAS 151"). This statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to costs of conversion be based upon the normal capacity of the production facilities. The provisions of SFAS 151 are effective for fiscal years beginning after June 15, 2005. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2006. This statement has had no effect on the Company.

In December 2004, the FASB issued SFAS No. 152 "Accounting for Real Estate Time-Sharing Transactions — an amendment of FASB Statements No. 66 and 67" ("SFAS 152"). This statement amends FASB Statement No. 66 "Accounting for Sales of Real Estate" to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position 04-2 "Accounting for Real Estate Time-Sharing Transactions" ("SOP 04-2"). SFAS 152 also amends FASB Statement No. 67 "Accounting for Costs and Initial Rental operations of Real Estate Projects" to state that the guidance for incidental operations and costs incurred to sell real estate projects does not apply to real estate time-sharing transactions, with the accounting for those operations and costs being subject to the guidance in SOP 04-2. The provisions of SFAS 152 are effective in fiscal years beginning after June 15, 2005. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2006. This statement has had no effect on the Company.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of No monetary Assets — an amendment of APB Opinion No. 29" ("SFAS 153"). SFAS 153 replaces the exception from fair value measurement in APB Opinion No. 29 for no monetary exchanges of similar productive assets with a general exception from fair value measurement for exchanges of no monetary assets that do not have commercial substance. A no monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for all interim periods beginning after June 15, 2005. As such, the Company is required to adopt these provisions at the beginning of the fiscal quarter ended September 30, 2005. This statement has had no effect on the Company.

In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143" ("FIN 47"). FIN 47 clarifies that the term conditional asset retirement obligation refers to a legal obligation to perform and asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 is effective for fiscal years that end after December 15, 2005. As such, the Company is required to adopt these provisions for the fiscal year ended December 31, 2005. This statement has had no effect on the Company.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. These requirements apply to all voluntary changes and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 is effective for fiscal years beginning after December 15, 2005. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2006. This statement has had no effect on the Company.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statement No. 133 and 140" ("SFAS 155"). SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." SFAS 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2007. This statement has had no effect on the Company.

In March 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 156, "Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140" ("SFAS 156"). SFAS 156 amends FASB Statement No. 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS 156 requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practical. SFAS 156 is effective as of the beginning of the first fiscal year that begins after September 15, 2006. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2007. This statement has had no effect on the Company.

In July 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognizes in its consolidated financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for the Company on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. This statement has had no effect on the Company.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements, which defines fair value , establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, where fair value is the relevant measurement attribute. The standard does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. This statement has had no effect on the Company.

In September 2006, the SEC issued SAB No. 108, which provides guidance on the process of quantifying financial statement misstatements. In SAB No. 108, the SEC staff establishes an approach that requires quantification of financial statement errors, under both the iron-curtain and the roll-over methods, based on the effects of the error on each of the Company's financial statements and the related financial statement disclosures. SAB No. 108 is generally effective for annual financial statements in the first fiscal year ending after November 15, 2006. The transition provisions of SAB No. 108 permits existing public companies to record the cumulative effect in the first year ending after November 15, 2006 by recording correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Management does not expect that the adoption of SAB No. 108 would have a material effect on the Company's consolidated financial statements.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 is effective for an employer with publicly traded equity securities as of the end of the first fiscal year ending after December 15, 2006. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, effective for fiscal years ending after December 15, 2008. As such, the Company is required to recognize the funded status of its defined benefit postretirement plan and to provide the required disclosures at the beginning of the fiscal year ended June 30, 2009. The Company is currently evaluating the impact of SFAS 158 on its financial statements.

NOTE 3 — RELATED PARTY TRANSACTIONS

The Company continued to purchase non-valve automotive components, raw materials and packaging materials from the Ruili Group Co., Ltd., which is the minority shareholder of the JV and has the common controlling party, i.e. the Zhang family. It also sources some non-valve parts from Ruian Ruili Haizhiguan Auto Part Co., Ltd., a subsidiary of Ruili Group.

The following related party transactions occurred for the fiscal year ended December 31, 2006 and 2005:

	December 31, 2006	December 31, 2005
PURCHASES NON-VALVE PRODUCT FROM:		
Ruili Group Co., Ltd.	$21,882,495	$16,780,670
Ruian Ruili Haizhiguan Auto Part Co., Ltd.	—	$ 283,024
Total Purchases	21,882,495	17,063,694
PURCHASES LAND USE RIGHTS FROM RUILI GROUP CO., LTD.	$ 5,909,671	—
SALES TO:		
Ruili Group Co., Ltd.	5,778,660	4,471,022
Total Sales	$ 5,778,660	$ 4,471,022

The total purchases from Ruili Group in 2006 all are finished products of non-valve auto parts.

	December 31, 2006	December 31, 2005
Accounts Payable and Other Payables		
Ruili Group Co., Ltd.	$ —	$ —
Shuping Chi	—	273,559
Total	—	273,559
Prepayment		
Ruili Group Co., Ltd.	$2,309,073	$1,060,193
Total	2,309,073	1,060,193
Other Accounts receivable		
Ruili Group Co., Ltd.	903,304	—
	$ 903,304	$ —

NOTE 4 — ACCOUNTS RECEIVABLE

The changes in the allowance for doubtful accounts at December 31, 2006 and 2005 are summarized as follows:

	December 31, 2006	December 31, 2005
Beginning balance	$ 914,721	$ 68,384
Add: Increase to allowance	(905,952)	846,337
Less: Accounts written off	—	—
Ending balance	$ 8,769	$914,721

The company's receivables are summarized as follows:

	December 31	
	2006	2005
Balance before allowance	$26,759,547	$26,254,495
Less: Allowance for doubtful accounts	(8,769)	(914,721)
Account receivable balance, net	$26,750,778	$25,339,774

NOTE 5 — INVENTORIES

On December 31, 2006 and 2005, inventories consist of the following:

	December 31,	
	2006	2005
Raw Material	$1,081,569	$ 747,858
Work in process	2,429,979	1,057,740
Finished Goods	1,017,308	706,985
Total Inventory	$4,528,856	$2,512,583

NOTE 6 — PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following, on December 31, 2006 and 2005:

	December 31,	
	2006	2005
Machinery	$12,123,775	$ 8,706,039
Molds	1,116,441	1,080,291
Office equipment	226,647	185,088
Vehicle	310,681	169,529
Building	580,126	—
Construction In Progress	6,060,887	—
Sub-Total	20,418,557	10,140,947
Less: Accumulated depreciation	(4,106,901)	(3,024,281)
Fixed Assets, net	$16,311,656	$ 7,116,666

Depreciation expense charged to operations was $1,052,965 and $859,139 for the years ended December 31, 2006 and 2005, respectively.

NOTE 7 — INTANGIBLE ASSETS

Gross intangible assets were $45,779, less accumulated amortization of $17,655 for net intangible assets of $28,124 as of December 31, 2006. Gross intangible assets were $44,297, less accumulated amortization of $11,873 for net intangible assets of $32,424 as of December 31, 2005. Amortization expenses were $5,296 and$7,419 for the fiscal years ended December 31, 2006 and 2005 respectively.

Future estimated amortization expense is as follows:

2007	2008	2009	2010	2011	Thereafter
$3,772	$3,772	$3,772	$3,772	$3,772	$9,264

NOTE 8 — PREPAYMENT

Prepayment consisted of the following as of December 31, 2006 and 2005:

	December 31, 2006	December 31, 2005
Raw material suppliers	$5,080,452	$1,584,193
Equipment purchase	452,350	217,637
Total prepayment	$5,532,802	$1,801,829

NOTE 9 — ACCRUED EXPENSES

Accrued expenses consisted of the following as of December 31, 2006 and 2005:

	December 31, 2006	December 31, 2005
Accrued payroll	$ 448,420	$297,928
Accrued rent	—	—
Accrued legal	—	—
Other accrued expenses	784,425	185,054
Total accrued expenses	$1,232,845	$482,982

NOTE 10 — BANK BORROWINGS

Bank borrowings represent the following as of December 31:

	December 31, 2006	December 31, 2005
Secured	—	16,026,717
Less: Current portion	—	16,026,717
Non-current portion	—	—

During 2006, the short term loans were from two banks, Bank of China and CITIC Bank, to finance the general working capital as well as urgent new equipment acquisition. Before the fiscal year end of 2006, the Company paid off all outstanding balance of the short term bank loans. The Company did not provide any sort of guarantee to any other parties. Interest rates for the loans ranged between 5.220% and 5.580% per annum.

NOTE 11 — RESERVE

The reserve funds are comprised of the following:

	2006	2005
Statutory surplus reserve fund	$797,116	$—
Total	$797,116	$—

Pursuant to the relevant laws and regulations of Sino-foreign joint venture enterprises, the profits of the Company's subsidiary, which are based on their PRC statutory financial statements, are available for distribution in the form of cash dividends after they have satisfied all the PRC tax liabilities, provided for losses in previous years, and made appropriations to reserve funds, as determined at the discretion of the board of directors in accordance with PRC accounting standards and regulations.

As stipulated by the relevant laws and regulations for enterprises operating in the PRC, the Company's Sino-foreign joint venture is required to make annual appropriations to two reserve funds, consisting of the statutory surplus and public welfare funds. In accordance with the relevant PRC regulations and the articles of association of the respective companies, the Joint Venture is required to allocate a certain percentage of its profits after taxation, as determined in accordance with PRC accounting standards applicable to the company, to the statutory surplus reserve until such reserve reaches 50% of the registered capital of the company.

Net income as reported in the US GAAP financial statements differs from that as reported in the PRC statutory financial statements. In accordance with the relevant laws and regulations in the PRC, the profits available for distribution are based on the statutory financial statements. If the Joint Venture has foreign currency available after meeting its operational needs, the Joint Venture may make its profit distributions in foreign currency to the extent foreign currency is available. Otherwise, it is necessary to obtain approval and convert such distributions at an authorized bank.

NOTE 12 — INCOME TAXES

The Joint Venture is registered in the PRC, and is therefore subject to state and local income taxes within the PRC at the applicable tax rate on the taxable income as reported in the PRC statutory financial statements in accordance with relevant income tax laws. According to applicable tax laws regarding Sino-Foreign Joint Venture Manufacturers, the Joint Venture was exempted from income taxes in the PRC for the fiscal years ended December 31, 2005 and 2004. Thereafter, the Joint Venture is entitled to a tax concession of 50% of the statutory income tax rate of 26.4%, for the following three years ended December 31, 2006, 2007, and 2008.

The reconciliation of the effective income tax rate of the Joint Venture to the statutory income tax rate in the PRC for the fiscal year ended December 31, 2006 is as follows:

Statutory tax rate	26.4%
Tax holidays and concessions	(13.2)%
Effective tax rate	13.2%

No provision for deferred tax liabilities has been made, since the Joint Venture had no material temporary differences between the tax bases of assets and liabilities and their carrying amount.

NOTE 13 — LEASES

Commencing in 2004, the Company has a lease agreement with Ruili Group Co., Ltd., a related party, for the lease of a manufacturing plant. The lease is for a ten year term ending in February 2014.

In December 2006, the Company entered into one new lease agreement with Ruili Group Co., Ltd. for the lease of two apartment buildings. These two apartment buildings are respectively for its management personnel and ordinary staff. The lease term is from January 2007 to December 2011 for one of the apartment buildings and from January 2007 to December 2012 for the other.

Rental expenses for the fiscal years ended December 31, 2006 and 2005, was $457,845 and $439,009 respectively.

	2007	2008	2009	2010	2011	Thereafter
Rental of plant	457,845	457,845	457,845	457,845	457,845	991,998
Rental of apartment buildings	242,043	242,043	242,043	242,043	242,043	58,727
Total	699,888	699,888	699,888	699,888	699,888	1,050,725

NOTE 14 — ADVERTISING COSTS

Advertising costs are expensed as incurred and are classified as selling expenses. Advertising costs were $30,927 and $19,622 for the fiscal years ended December 31, 2006 and 2005, respectively.

NOTE 15 — RESEARCH AND DEVELOPMENT EXPENSES

Research and development costs are expensed as incurred and were $773,559 and $361,503 for the fiscal years ended December 31, 2006 and 2005, respectively.

NOTE 16 — WARRANTY CLAIMS

Warranty claims were $1,867,514 and $778,763 for the fiscal years ended on December 31, 2006 and 2005 respectively. The movement of accrued warranty expenses for fiscal year 2006 is as follows:

Beginning balance at January 01, 2006	$ 179,932
Accrued during the fiscal year ended December 31,2006:	1,867,514
Less: Actual Paid during the fiscal year ended December 31,2006:	1,433,529
Ending balance at December 31, 2006:	$ 613,917

NOTE 17 — Stock-Based Compensation

(1) The Company's 2005 Stock Compensation Plan (the Plan) permits the grant of share options and shares to its employees for up to 1,700,000 shares of common stock. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant.

Pursuant to the Plan, the Company issued 60,000 options with an exercise price of $4.79 per share on March 1, 2006. In accordance with the vesting provisions of the grants, the options will become vested and exercisable under the following schedules.

Number of Shares	% of Shares Issued	Initial Vesting Date
60,000	100%	March 1, 2009

The Company accounts for stock-based compensation in accordance with SFAS No. 123 Revised, "Share-Based Payment." The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model that uses the assumptions noted in the following table.

Dividend Yield	0.00%
Expected Volatility	96.54%
Risk-Free Interest Rate	4.59%
Contractual Term	3 years
Stock Price at Date of Grant	$ 4.79
Exercise Price	$ 4.79

Total deferred stock-based compensation expenses related to the 60,000 stock options granted amounted to $178,904. This amount is amortized over three years in a manner consistent with Financial Accounting Standards Board Interpretation No. 123(R). The amortization of deferred stock-based compensation for these equity arrangements was $49,697 for the fiscal year ended December 31, 2006. As of December 31, 2006, there was $129,207 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plan. The cost is expected to be recognized over a period of 2.2 years.

A summary of option activity under the Plan as of December 31, 2006 and changes during the fiscal year then ended is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
1-Jan-06	—	—	—	—
Granted	60,000	$4.79	3 Years	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Outstanding at December 31, 2006	60,000	$4.79	2.2 Years	254,400
Exercisable at December 31,2006	—	—	—	—

(2) On January 5, 2006 the Company issued 100,000 warrants for financial services to be provided by Maxim Group LLC and Chardan Capital Markets, LLC, with an exercise price of $6.25 per share. In accordance with the common stock purchase warrant agreement, the warrants became vested and exercisable immediately on the date thereof. As set forth in the agreement, the Company will retain Maxim Group LLC and Chardan Capital Markets, LLC as its exclusive financial advisors and investment bankers for a period of twelve months.

Number of Shares	% of Shares Issued	Initial Vesting Date
100,000	100%	January 5, 2006

The Company accounts for stock-based compensation in accordance with SFAS No. 123 Revised, "Share-Based Payment." The fair value of each warrant is estimated on the date of grant using the Black-Scholes-Merton option-pricing model that uses the assumptions noted in the following table.

Dividend Yield	0.00%
Expected Volatility	95.01%
Risk-Free Interest Rate	4.36%
Contractual Term	4 years
Stock Price at Date of Grant	$ 4.70
Exercise Price	$ 6.25

Total deferred stock-based compensation expenses related to the 100,000 warrants granted amounted to $299,052. This amount is amortized over one year in a manner consistent with Financial Accounting Standards Board Interpretation No. 123(R). The amortization of deferred stock-based compensation for these equity arrangements was $299,052 for the fiscal year ended December 31, 2006.

A summary of warrant activity as of December 31, 2006 and changes during the fiscal year then ended is as follows:

	Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
1-Jan-06	—	—	—	—
Granted	100,000	$6.25	4 Years	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Outstanding at December 31, 2006	100,000	$6.25	3 Years	$278,000
Exercisable at December 31, 2006	100,000	$6.25	3 Years	$278,000

NOTE 18 — Commitments and Contingencies

(1) In November 2006, the Joint Venture purchased approximately 861,543 square feet of land for $5.9 million from Ruili Group, a related party. The Joint Venture has commenced building one new plant on the site. To build the new plant, the anticipated aggregate investment is $15.4 million, inclusive of $5.9 million paid for purchasing the land use right.

According to relevant PRC laws and regulations, a land use right certificate, along with government approvals for land planning, project planning, and construction need to be obtained before construction of building is commenced. An ownership certificate will be granted by government upon application under the condition that the aforementioned certificate and government approvals are obtained.

The Joint Venture has applied to obtain the land use right certificate of approval, but has not yet obtained the land use right certificate. However, Ruili Group owned the land use right certificate and has acquired government approval for building one new plant on the site. Accordingly, there is no risk that the buildings to be constructed will have to be vacated.

(2) The following table shows the Company's significant contractual obligations as of December 31, 2006.

		Payment Due by Period			
	Total Contractual Obligations	Less Than 1 Year	Between 2-3 Years	Between 4-5 Years	Over 5 Years
		(In thousands)			
Capital commitments(*)	$1,028	994	34	—	—

(*) Capital commitments include the investment for construction of a new plant to expand the production capacity of air brake valves and related products. The Company has budgeted an aggregate amount of approximately $15.4 million for construction of the new plant. However, some of the projected amounts without existing contractual commitments nor scheduled maturities are not listed in this table.

(3) The information of lease commitments is provided in Note 13.

NOTE 19 — Off-balance Sheet Arrangements

At December 31, 2006, we do not have any material commitments for capital expenditures or have any transactions, obligations or relationships that could be considered off-balance sheet arrangements.

NOTE 20 — Subsequent Events

None.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.*

Not applicable.

ITEM 9A. *CONTROLS AND PROCEDURES*

As of December 31, 2006, the end of the period covered by this report, our Chief Executive Officer and our Chief Financial Officer reviewed and evaluated the effectiveness of the our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)), which are designed to ensure that material information we are required to disclose in our reports filed or submitted under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized, and reported within required time periods. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to the Company's management including its Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decision regarding required disclosures. We have concluded, based on that evaluation, that as of the end of the period covered by this report, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in our internal controls over financial reporting that occurred during the fourth fiscal quarter of the fiscal year covered by this Annual Report on Form 10-K that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION.*

None.

ITEM 10. *DIRECTORS AND EXECUTIVE OFFICERS OF REGISTRANT*

The following table sets forth our executive officers, directors and key employees, their ages and the positions they held as of December 31, 2006.

Name	Age	Position
Xiao Ping Zhang	44	Chief Executive Officer and Chairman
Xiao Feng Zhang	39	Chief Operating Officers and Director
Zong Yun Zhou	52	Chief Financial Officer
Li Min Zhang	51	Director(1)
Zhi Zhong Wang	62	Director(1),(2)
Yi Guang Huo	64	Director(1),(2)
Jiang Hua Feng	41	Director(2)
Jung Kang Chang	41	Director
Jason Zhang	43	Deputy General Manager
David Ming He	36	Senior Manager, Capital Markets and Investor Relations

(1) Member of Audit Committee

(2) Member of Compensation Committee

All directors have a term of office expiring at the next annual general meeting, unless re-elected or earlier vacated in accordance with the Bylaws. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

Executive Officers and Directors

XIAO PING ZHANG — CHAIRMAN OF THE BOARD OF DIRECTORS AND CEO

Xiao Ping Zhang has served as CEO and chairman of the board since our inception. He founded the Ruili Group, a company specializing in a variety of automotive parts and components, in 1987, and has served as chairman of Ruili Group since then. In 2003, he was elected the President of Wenzhou Auto Parts Association, and Vice-President of China Federation of Industry and Commerce Auto & Motorbike Parts Chamber of Commerce. Mr. Zhang is also a member of the Standing Committee of the People's Congress in Rui'an City, Zhejiang, China. He is also currently engaged as a mentor in entrepreneurship for graduate students of Zhejiang University. Mr. Zhang graduated from Zhejiang Radio and TV University in 1986 with a major in Industrial Management.

XIAO FENG ZHANG — CHIEF OPERATING OFFICER AND DIRECTOR

Xiao Feng Zhang has served as COO and a member of the board of directors since our inception. He is responsible for sales and marketing. Mr. Zhang co-founded the Ruili Group with his brother, Mr. Xiao Ping Zhang, in 1987, and served as the General Manager of Ruili Group until March 2004. Mr. Zhang received his diploma in economics from Shanghai Fudan University in 1994.

ZONG YUN ZHOU — CHIEF FINANCIAL OFFICER

Zong Yun Zhou has served as our CFO since our inception. Between April 2002 and May 2004, Ms. Zhou served as the Financial Controller of Shanghai Huhao Auto Parts Manufacturing Company Limited, a joint venture between Ruili Group and Shanghai Automotive Industry Corporation. From January 1996 until April 2002, Ms. Zhou worked for the Auditing Department of Anhui Province, China, in charge of auditing state-owned companies in Anhui Province. Ms. Zhou is a Chinese Certified Public Accountant, and a member of the Institute of Internal Auditors (IIA). Ms. Zhou completed her undergraduate studies at Anhui University.

JUNG KANG CHANG — DIRECTOR

Jung Kang Chang has served as a member of our board of directors since our inception. He is also in charge of our international sales. From January 1998 to May 2004, Mr. Chang served as the General Manager of JieXiangHao Enterprise Company Limited based in Taipei, Taiwan; before taking office as the general manager, he was the sales engineer and sales manager with JieXiangHao in Taipei. Mr. Chang graduated from Taiwan Taoyuan Longhua Industry College in 1986.

LI MIN ZHANG — DIRECTOR

Dr. Li Min Zhang has served as a member of our board of directors since August 2004. He chairs the audit committee of our board. Dr. Zhang currently is a professor at Sun Yat-Sen University Management School in Guangdong, China, coaching PhD candidates with an accounting major. During 1994 and 1995, Dr. Zhang conducted academic research at the University of Illinois at Urbana-Champaign, and practiced at Mok & Chang CPAs in USA. In 1986, he conducted academic research at the Office of Auditor General of Canada. Dr. Zhang currently also serves as vice chairman of China Audit Society, and secretary of China Association of Chief Financial Officers. He is a member of American Accounting Association. Also, Dr. Zhang is involved with the China CPA Society Auditing Principles Task Force and China Audit Society Training Committee. Dr. Zhang earned his Ph.D. in Economics in January 1991.

ZHI ZHONG WANG — DIRECTOR

Zhi Zhong Wang has served as a member of our board of directors, as well as a member of both audit and compensation committees since August 2004. From 1980 until present, Mr. Wang has served as instructor and professor at Beijing Jiaotong University (formerly Northern Jiaotong University), Department of Electrical Engineering. Before 1980, he was an electrical engineer with Science and Technology Institute of the Qiqihaer Railway Administration, Heilongjiang, China. Mr. Wang has led over twenty research projects such as novel pneumatic generator and streamer discharging, and corona power supply for desulphurization. His numerous publications include Research on the Novel AC Voltage Stabilized Power Supply in Power Electronics . Mr. Wang received his bachelor degree in electrical engineering from Northern Jiaotong University in 1968.

YI GUANG HUO — DIRECTOR

Yi Guang Huo has served as a member of our board of directors, as well as a member of the audit committee and chairman of the compensation committee under the board since August 2004. Mr. Huo has been engaged in scientific and technological work and has been responsible for various national key research projects, such as designing and conducting experiments for automotive products, drafting ministry standards and econo-technological policies, etc. He has been awarded ministry-level First Prize for Technology Innovation. Mr. Huo has also served as President of China Federation of Industry and Commerce Auto & Motorbike Parts Chamber of Commerce, a board member and visiting professor of Wuhan University of Technology, and secretary of Society of Auto Engineering — China. Between 1995 and 1996, Mr. Huo conducted academic research as a visiting researcher at Tokyo University Economics Department. During 1987 and 1988, he studied Scientific Research and Management with Japan Automobile Research Institute as well as Japanese automobile companies including Nissan, Hino, Isuzu and Mitsubishi. Mr. Huo earned his B.S. degree from Jilin University Automobile Department in 1965.

JIANG HUA FENG — DIRECTOR

Jiang Hua Feng has served as a member of our board of directors as well as a member of the compensation committee under the board since August 2004. Since 1988, Mr. Feng has also served as chief lawyer at Yuhai Law Firm, Rui'an, Zhejiang. Mr. Feng is a member of China Lawyers Association. He was elected People's Congress representative for Wenzhou area, Zhejiang. Mr. Feng received his bachelor degree in law from East China University of Politics and Law.

JASON ZHANG — DEPUTY GENERAL MANAGER

Jason Zhang joined us in May 2006 as Deputy General Manager, supervising our capital market operations and M&A strategies. Before joining us, Mr. Zhang served as the Managing Director of JPK Capital Inc., an investment company based in Shenzhen, China. From 1999 to 2001, he worked for Qiao Xing Group Corporation as the Manager of Capital Market Business Department. From 1996 to 1999, he served as the General Manager of Shenzhen Zhihui Finance Co., Ltd. 1994 till 1996, he served as the General Manager of the Underwriting Division of Shenzhen Non-Ferrous Metals Finance Co., Ltd. From 1992 to 1994, he served as the General Manager of the Investment Department of Shenzhen Lantern Fund Management Company. Mr. Zhang received his master degree in economics from Xiamen University.

DAVID MING HE, CFA, CPA, SENIOR MANAGER INVESTOR RELATIONS

David Ming He joined us in November 2004 as a Senior Manager in charge of investor relations and capital market strategies. Mr. He, who speaks fluent English, holds the designations of Chartered Financial Analyst and Illinois Certified Public Accountant. Between July 1994 and June 2001, he served as credit analyst and senior manager in corporate banking at Credit Agricole Indosuez (now Calyon) Shanghai Branch. Mr. He received his Bachelor's degree in Economics from Shanghai Institute of Foreign Trade, China, and Master of Science degree in Accountancy and Master of Business Administration degree in Finance from University of Illinois at Urbana-Champaign, U.S.A.

Committees of the Board of Directors

Audit Committee. The members of our audit committee are Professor Zhang and Messrs. Wang and Huo. Professor Zhang chairs the audit committee. Our audit committee assists our board of directors in its oversight of:

- the integrity of our financial statements;
- our independent auditors' qualifications and independence; and
- the performance of our independent auditors.

The audit committee has the sole and direct responsibility for appointing, evaluating and retaining our independent auditors and for overseeing their work. All audit services and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent auditors must be approved in advance by our audit committee. We believe that the composition of our audit committee meets the requirements for independence under the current Nasdaq Capital Market and SEC rules and regulations. We believe that the functioning of our audit committee complies with the applicable requirements of the Nasdaq National Market and SEC rules and regulations. We intend to comply with future requirements as applicable.

Compensation Committee. The members of our compensation committee are Messrs. Wang, Feng and Huo. Mr. Huo chairs the compensation committee. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Specific responsibilities of our compensation committee include:

- reviewing and recommending approval of compensation of our executive officers;
- administering our stock incentive and employee stock purchase plans; and
- reviewing and making recommendations to our board with respect to incentive compensation and equity plans.

Compensation Committee Interlocks and Insider Participation

As noted above, the compensation committee of our board of directors consists of Messrs. Wang, Feng and Huo. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Item 11. ***EXECUTIVE COMPENSATION***

Compensation Discussion and Analysis

Overview of Executive Compensation Program

The Compensation Committee of our board of directors has responsibility for establishing, implementing and monitoring our executive compensation program philosophy and practices. The Compensation Committee seeks to ensure that the total compensation paid to our named executive officers is fair, reasonable and competitive. Generally, the types of compensation and benefits provided to named executive officers are similar to those provided to our other officers.

Throughout this Annual Report, the individuals who served as our Chief Executive Officer and Chief Financial Officer during fiscal 2006, and who are included in the Summary Compensation Table are referred to as the "named executive officers."

Compensation Philosophy and Objectives

The Compensation Committee believes that an effective executive compensation program should provide base annual compensation that is reasonable in relation to individual executive's job responsibilities and reward the achievement of both annual and long-term strategic goals of our company.

Because of the size of our company, the small number of executive officers in our company, and our company's financial priorities, the Committee has decided not to implement or offer any retirement plans, pension benefits, deferred compensation plans, or other similar plans for our executive officers. Accordingly, the components of the executive compensation currently consist of cash salary. The Compensation Committee will consider using stock option grants to provide executives with longer-term incentives.

As a manufacturing company operating in Zhejiang Province, China, the Compensation Committee also takes the local average executives' salary level into account in its compensation decisions. The Compensation Committee may reassess the proper level of equity and cash compensation in light of the company's improved profitability and working capital situation.

Role of Executive Officers in Compensation Decisions

The Compensation Committee makes all compensation decisions for the named executive officers and approves recommendations regarding equity awards to all of our officers. Decisions regarding the non-equity compensation of other officers are made by the Chief Executive Officer.

The Compensation Committee and the Chief Executive Officer annually review the performance of each named executive officer (other than the Chief Executive Officer, whose performance is reviewed only by the Committee). The conclusions reached and recommendations based on these reviews, including with respect to salary adjustments and annual award amounts, are presented to the Committee. The Committee can exercise its discretion in modifying any recommended adjustments or awards to executives.

Setting Executive Compensation

Based on the foregoing objectives, the Committee has structured the Company's annual cash and incentive-based cash and non-cash executive compensation to motivate executives to achieve the business goals set by the Company, to reward the executives for achieving such goals, and to retain the executives. In doing so, the Committee does not employ outside compensation consultants. The Compensation Committee utilized this data to set compensation for our executive officers at levels targeted at or around the average of the compensation amounts provided to executives at comparable local companies considering, for each individual, their individual experience level related to their position with us. There is no pre-established policy or target for the allocation between either cash and non-cash incentive compensation.

2006 Executive Compensation Components

For 2006, the principal component of compensation for the named executive officers was base salary.

The Company provides named executive officers and other employees with a base salary to compensate them for services rendered during the fiscal year. Base salary ranges for the named executive officers are determined for each executive based on his or her position and responsibility.

During its review of base salaries for executives, the Committee primarily considers:

- the negotiated terms of each executive employment agreement;
- internal review of the executive's compensation, both individually and relative to other executive officers; and
- individual performance of the executive.

Salary levels are typically considered annually as part of the company's performance review process, as well as upon a change in job responsibility. Merit-based increases to salaries are based on the Compensation Committee's assessment of the individual's performance. Base salaries for the named executive officers in 2006 have not been changed from the base salaries in effect during the prior year.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the "Compensation Discussion and Analysis" required by Item 402(b) of Regulation S-K and, based on such review and discussions, has recommended to our board of directors that the foregoing "Compensation Discussion and Analysis" be included in this Annual Report.

Yi Guang Huo **Zhi Zhong Wang** **Jiang Hua Feng**

Summary Compensation Table

The following table presents summary information concerning all compensation paid or accrued by us for services rendered in all capacities during 2006 by Mr. Xiao Ping Zhang and Ms. Zong Yun Zhou, who are the only individuals who served as our principal executive and financial officers during the year ended December 31, 2006. No other executive officer received compensation in excess of $100,000 for the fiscal year then ended.

Summary Compensation Table

Name and Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Total ($)
Mr. Xiao Ping Zhang, CEO(1)	2006	50,000	—	—	50,000
Ms. Zong Yun Zhou, CFO(2)	2006	20,000	—	—	20,000

(1) Mr. Zhang is also employed by the Ruili Group which makes separate payments to him for his services to that company. Mr. Zhang did not receive any compensation other than the cash salary of $50,000 listed herein from the Company in 2006;

(2) Ms. Zhou did not receive any of compensation other than the cash salary of $20,000 listed herein from the Company in 2006

Employment Agreements

Effective May 1, 2006, the Company entered into employment agreements with Mr. Xiao Ping Zhang, our Chief Executive Officer, Mr. Xiao Feng Zhang, our Chief Operating Officer, and Ms. Zong Yun Zhou, our Chief Financial Officer. The term of their employment with the Company is for a period of five years with an additional one year period unless the Company decides not to renew. Their compensation is subject to an annual review by the Compensation Committee of the Board of Directors. The agreements also set forth their respective duties and confidentiality responsibilities.

Severance and Change of Control Arrangements

There are no severance or change of control arrangements.

Equity Benefit Plans

Our 2005 Stock Compensation Plan was adopted by our board of directors in July 2005.

Share Reserve. We have reserved 1,700,000 shares for issuance under the 2005 Stock Compensation Plan of which options to purchase 60,000 shares have been granted and 49,500 shares have been awarded to date.

Administration. The Compensation Committee of our board of directors administers the 2005 Compensation Plan and has complete discretion to make all decisions relating to our 2005 Compensation Plan. Our compensation committee may also re-price outstanding options and modify outstanding awards in other ways.

Eligibility. Employees, non-employee members of our board of directors, advisors and consultants are eligible to participate in our 2005 Stock Compensation Plan.

Types of Awards. Our 2005 Stock Compensation Plan provides for awards of stock options to purchase shares of our common stock and awards of restricted shares of our common stock, stock appreciation rights and performance shares.

Change in Control. If we are merged or consolidated with another company, and such merger or consolidation results in a change in control, an award under the 2005 Stock Compensation Plan will be subject to the terms of the merger agreement, which may provide that the option continues, is assumed or substituted, fully vests or is settled for the full value of such option in cash, followed by the cancellation of such option.

Amendments or Termination. Our board of directors may amend, suspend or terminate the 2005 Stock Compensation Plan at any time. If our board amends the plan, it does not need to seek stockholder approval of the amendment unless required to comply with any applicable tax or regulatory environment. No award may be made under the 2005 Stock Compensation Plan after the tenth anniversary of the effective date of the Plan.

Options. The Board may determine the number of shares covered by each option, the exercise price therefore, the conditions and limitations on the exercise and any restrictions on the shares issuable. Optionees may pay the exercise price by using cash, shares of common stock that the optionee already owns or, at the election of the Board, a promissory note, an immediate sale of the option shares through a broker designated by us, or other property.

Performance Shares. The Board may make performance share awards entitling recipients to acquire shares of Common Stock upon the attainment of specified performance goals.

Stock Appreciation Rights. A participant who exercises a stock appreciation right receives the increase in fair market value of our common stock over the fair market value on the date of grant.

Restricted Shares. Restricted shares may be awarded under the 2005 Stock Compensation Plan. Restricted shares vest at the times and payment terms therefor shall be determined by our compensation committee.

Adjustments. If there is a subdivision of our outstanding shares of common stock, a dividend declared in stock or a combination or consolidation of our outstanding shares of common stock into a lesser number of shares, corresponding adjustments will be automatically made in each of the following: (a) the number of shares of common stock available for future awards under the 2005 Stock Compensation Plan; (b) any limitation on the maximum number of shares of common stock that may be subject to awards in a fiscal year; (c) the number of shares of common stock covered by each outstanding option or stock appreciation right, as well as the exercise price under each such award; (d) the number of shares of common stock covered by the options to be granted under the automatic option grant program; or (e) the number of stock units included in any prior award that has not yet been settled.

Stock Option Grants

None of the Company's executive officers have received any grant of stock options or stock awards.

Limitation of Liability and Indemnification of Officers and Directors

As permitted by Delaware law, we have adopted provisions in our amended and restated certificate of incorporation and bylaws, both of which will become effective upon the closing of this offering, that limit or eliminate the personal liability of our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, and against all expenses and liabilities reasonably incurred in connection with their service for or on behalf of SORL. In addition, the new amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. We maintain liability insurance which insures our directors and officers against certain losses and which insures us against our obligations to indemnify our directors and officers.

In addition, we have entered into separate indemnification agreements with each of our directors and officers. These agreements, among other things, require us to indemnify each director and officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person's services as a director or officer. At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officer, employees or agents in which indemnification would be required or permitted. We believe provisions in our new amended and restated certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Compensation of Directors

The following table sets forth the compensation paid to our directors other than our Chief Executive Officer for 2006:

Director Compensation Table

Name(1)	Fees Earned or Paid in Cash ($)(2)	Option Awards ($)(3)	All Other Compensation ($)	Total ($)
Xiao Feng Zhang(4) COO & Director	—	—	30,000	30,000
Jung Kang Chang(5) Director	—	—	15,000	15,000
Li Min Zhang Director	10,000	12,424		22,424
Zhi Zhong Wang Director	10,000	12,424		22,424
Yi Guang Huo Director	10,000	12,424		22,424
Jiang Hua Feng Director	10,000	12,424		22,424

(1) Mr. Xiaoping Zhang does not receive additional compensation for his role as a Director. For information relating to Mr. Xiaoping Zhang's compensation as Chairman and Chief Executive Officer, see the Summary Compensation Table above.

(2) The amounts in this column represent cash payments made to Non-Employee Directors for attendance at meetings during the year.

(3) The amounts in this column represent the compensation cost of stock options awarded by the Compensation Committee granted in 2006, except that these amounts do not include any estimate of forfeitures. The grant date fair value of option awards granted were determined in accordance with Statement of Financial Accounting Standards No. 123R (SFAS 123(R)) and are recognized as compensation cost over the requisite service period. The amount recognized for these awards was calculated using the Black Scholes option-pricing model, and our 2005 Compensation Plan is described under this Item 11.

(4) Mr. Xiao Feng Zhang is not a non-employee director and did not receive cash compensation for attending board meetings or other stock options in 2006. However, he received cash compensation of $30,000 as salary for his managerial role with the Company. Mr. Zhang is also employed by the Ruili Group which makes separate payments to him for his services to that company.

(5) Mr. Jung Kang Chang is not a non-employee director and did not receive cash compensation for attending board meetings or other stock options in 2006. However, he received cash compensation of $15,000 as salary for his managerial role with the Company.

We use a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on our board of directors. Directors who also are employees of our company currently receive no compensation for their service as directors or as members of board committees. In setting director compensation, we consider the significant amount of time that directors dedicate to the fulfillment of their director responsibilities, as well as the competency and skills required of members of our board. The directors' current compensation schedule has been in place since March 2006. The directors' annual compensation year begins with the annual election of directors at the annual meeting of shareholders. The annual retainer year period has been in place for directors since 2006. Periodically, our board of directors reviews our director compensation policies and, from time to time, makes changes to such policies based on various criteria the board deems relevant.

Non-employee directors are reimbursed for travel, lodging and other reasonable out-of-pocket expenses incurred in attending meetings of our board of directors and for meetings of any committees of our board of directors on which they serve. During 2006, our non-employee directors had each received or earned cash compensation for attending board or committee meetings of $10,000. On March 1, 2006, the Board of Directors approved a total of 60,000 options (See note 17) to be issued to the four non-employee directors. Each non-employee director received options to purchase 15,000 shares of common stock with an exercise price of $4.79 per share. The contractual term of the options is three years.

Compensation Committee Interlocks and Insider Participation

As noted above, the compensation committee of our board of directors consists of Messrs. Wang, Feng and Huo. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of December 31, 2006 and as adjusted to reflect the sale of the shares of common stock in this offering and the conversion of all outstanding shares of our convertible preferred stock by:

- each person known by us to be the beneficial owner of more than 5% of any class of our voting securities;
- our named executive officers;
- each of our directors; and
- all executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options and warrants that are currently exercisable within 60 days. Information with respect to beneficial ownership has been furnished to us by each, director, executive officer or 5% or more stockholder, as the case may be. Unless otherwise indicated, to our knowledge, each stockholder possesses sole voting and investment power over the shares listed, except for shares owned jointly with that person's spouse.

This table lists applicable percentage ownership based on 18,275,126 shares of common stock outstanding as of December 31, 2006.

The address for each of the stockholders in the table is c/o of the Company.

Name of Beneficial Owner	Amount and Nature Beneficial Owner	Position	Percent of Class
Xiao Ping Zhang	9,087,527	Chief Executive Officer and Chairman	49.7%
Xiao Feng Zhang	1,135,938	Chief Operating Officer and Director	6.2%
Zong Yun Zhou	—	Chief Financial Officer	*
Jung Kang Chang	—	Director	*
Li Min Zhang	—	Director	*
Zhizhong Wang	—	Director	*
Yiguang Huo	—	Director	*
Jianghua Feng	—	Director	*
Officers and Directors as a Group (8 persons)	10,223,465		55.9%
PRINCIPAL SHAREHOLDERS			
Shu Ping Chi	1,135,938		6.2%

* Less than 1%

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS*

Capital Stock Issuances in the Reverse Acquisition

Pursuant to the reverse acquisition, Mr. Xiao Ping Zhang, our Chief Executive Officer, and Mr. Xiao Feng Zhang, our Chief Operating Officer, received 9,087,527 shares and 1,135,938 shares, respectively, of our Common Stock representing 68.4% and 8.55% respectively, of our then outstanding shares.

Ruili Group

Mr. Xiao Ping Zhang and Mr. Xiao Feng Zhang are the principal shareholders of the Ruili Group which was the owner of the assets contributed to the Joint Venture in the reverse acquisition. We purchase non-valve automotive products and packaging material from the Ruili Group. In 2006, we purchased products from the Ruili Group representing approximately $21.9 million of our sales. We generate only a small profit on these sales, but our sales of these products represent an important marketing benefit as they enable us to fill out our product line and reduce our customers' transaction costs. The Ruili Group also guaranteed certain bank loans to the Joint Venture without fee and licensed two patents and the trademark "SORL" to the Joint Venture on a royalty free basis. The two patents licensed were assigned to the JV in 2006 for $50,000. We also lease from the Ruili Group our production facility and warehouse consisting of approximately 271,700 square feet. The lease commenced in March 2004 and is for a term of ten years at an annual rental of approximately $457,845. In December 2006, the Company entered into one new lease agreement with Ruili Group Co., Ltd., to lease two apartment buildings. The two apartment buildings are for its management personnel and ordinary staff, respectively. The lease term is from January 2007 to December 2011 for one apartment building, and is from January 2007 to December 2012 for the other. The annual rental of the two apartment buildings is approximately $242,043. Additionally, in November 2006, the JV enterprise purchased approximately 120 acres of land for $5.9 million from RuiLi Group. The Company believes that the transactions above-mentioned are of arm's length, and all prices charged and payments made between them are at least as favorable to the Joint Venture as would be obtained from a third party.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES.*

Rotenberg & Co. LLP, Certified Public Accountants, was the Registrant's independent registered public accounting firm engaged to examine the financial statements of the Registrant for the fiscal year ended December 31, 2006 and 2005. Hein & Associates LLP, was the Registrant's independent registered public accounting firm engaged to examine the financial statements of the Registrant for the fiscal year ended January 31, 2003. The Registrant changed its fiscal year end from January 31 to December 31 on May 19, 2004. Rotenberg & Co. LLP performed the following services and has been paid the following fees.

FISCAL YEAR ENDED DECEMBER 31, 2006 and 2005

AUDIT FEES

Rotenberg & Co. LLP was paid aggregate fees of approximately $120,000 and $120,000 for the fiscal years ended December 31, 2006 and 2005, respectively, for professional services rendered for the audit of the Registrant's annual financial statements and for the reviews of the financial statements included in the Registrant's quarterly reports on Form 10-QSB for the periods ended March 31, 2006 and 2005, June 30, 2006 and 2005, as well as September 30, 2006 and 2005.

AUDIT-RELATED FEES

Rotenberg & Co. LLP was not paid additional fees for the fiscal years December 31, 2006 and December 31, 2005 for assurance and related services reasonably related to the performance of the audit or review of the Registrant's financial statements.

TAX FEES

Rotenberg & Co. LLP was not paid any fees for the fiscal years ended December 31, 2006 and December 31, 2005 for professional services rendered for tax compliance, tax advice and tax planning. This service was not provided.

ALL OTHER FEES

Rotenberg & Co. LLP was paid no other fees for professional services during the fiscal years ended December 31, 2006 and December 31, 2005.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by our independent auditors. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services. The independent auditor and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent auditor in accordance with this pre-approval.

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

Exhibit No.	Document Description
3.1	Articles of Incorporation (1)
3.2	Bylaws (1)
10.1	Share Exchange Agreement and Plan of Reorganization (2)
10.2	Joint Venture Agreement (revised)
10.3	Employment Agreement — Xiao Ping Zhang (3)
10.4	Employment Agreement — Xiao Feng Zhang (3)
10.5	Employment Agreement — Zong Yun Zhou (3)
31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14 and Rule 15d-14(a), promulgated under the Securities and Exchange Act of 1934, as amended.
31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14 and Rule 15d-14(a), promulgated under the Securities and Exchange Act of 1934, as amended.
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chief Executive Officer).
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chief Financial Officer).

(1) Incorporated herein by reference from the Registrant's Form 10-QSB filed with the Securities and Exchange Commission, on May 28, 2003.

(2) Incorporated herein by reference from the Registrant's Form 8-K Current Report and amendment thereto as filed with the Securities and Exchange Commission, on May 24, 2004.

(3) Incorporated herein by reference from the Registrant's Form S-1 as filed with the Securities and Exchange Commission on August 31, 2006.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 23rd day of March 2006.

SORL AUTO PARTS, INC.

By: /s/ Xiao Ping Zhang
Xiao Ping Zhang
Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following person on behalf of the Registrant and in the capacities.

Name	Position	Date
/s/ Xiao Ping Zhang Xiao Ping Zhang	Chief Executive Officer, and Chairman	March 23, 2006
/s/ Xiao Feng Zhang Xiao Feng Zhang	Chief Operating Officer and Director	March 23, 2006
/s/ Zong Yun Zhou Zong Yun Zhou	Chief Financial Officer	March 23, 2006
/s/ Li Min Zhang Li Min Zhang	Director	March 23, 2006
/s/ Zhi Zhong Wang Zhi Zhong Wang	Director	March 23, 2006
/s/ Yi Guang Huo Yi Guang Huo	Director	March 23, 2006
/s/ Jiang Hua Feng Jiang Hua Feng	Director	March 23, 2006
/s/ Jung Kang Chang Jung Kang Chang	Director	March 23, 2006

COMPARISON OF CUMULATIVE TOTAL RETURNS

The following graph compares the performance of our common stock with the performance of the Nasdaq Market Index and the S&P 500 Auto Parts and Equipment Index for approximately the period beginning on May 24, 2004 (the date of the reverse merger) and ending December 31, 2006. In making this comparison, we have assumed an investment of $100 in SORL common stock, the Nasdaq Market Index, and the S&P 500 Auto Parts and Equipment Index as of the day that the Company's reverse merger. Since April 18, 2006, our shares have traded on the Nasdaq National Market. Our shares have been traded on the Nasdaq Global Market since November 21, 2006. We have also assumed the reinvestment of all dividends. The S&P 500 Auto Parts and Equipment Index is a composition of major manufacturer's of auto parts.



DOLLARS
350
300
250
200
150
100
50
0
SORL
Nasdaq Composite - Total Returns
S&P 500 Auto Parts and Equipment
2003
2004
2005
2006

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON SEPTEMBER 24, 2007

To our Stockholders:

The 2007 Annual Meeting of stockholders of SORL Auto Parts, Inc. will be held at 22 Cortlandt Street, 14th Floor, New York, New York 10007 on Monday, September 24, 2007, beginning at 1:00 p.m. local time. At the meeting, the holders of our outstanding common stock will act on the following matters:

(1) To elect seven directors, each for a term of one year;

(2) To ratify the appointment of our independent registered public accounting firm for the fiscal year ended December 31, 2007;

(3) To transact any other matters that properly come before the meeting.

All holders of record of shares of SORL common stock at the close of business on August 6, 2007 are entitled to vote at the meeting and any postponements or adjournments of the meeting.

By order of the Board of Directors,

Xiao Ping Zhang
Chairman of the Board of Directors,
Chief Executive Officer

August 24, 2007
Ruian City
People's Republic of China

TABLE OF CONTENTS

SORL Auto Parts, Inc.

No. 1169 Yumong Road
Ruian Economic Development District
Ruian City, Zhejiang Province
People's Republic of China

PROXY STATEMENT

This proxy statement contains information related to the annual meeting of stockholders of SORL Auto Parts, Inc. to be held on Monday, September 24, 2007, beginning at 1:00 p.m. local time, at New York, New York, and at any postponements or adjournments thereof. This proxy statement and the accompanying proxy are being mailed to stockholders on or about August 24, 2007 in connection with the solicitation by the Board of Directors of proxies for use at the annual meeting.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Proxy Materials

Why am I receiving these materials?

The Board of Directors (the "Board of Directors" or "Board") of SORL Auto Parts, Inc. ("SORL," "our," "us," "the Company," or "we"), a Delaware corporation, is providing these proxy materials for you in connection with our annual meeting of the stockholders, which will take place on September 24, 2007. As a stockholder, you are invited to attend the annual meeting. Further, you are entitled to, and requested to, vote on the items of business described in this proxy statement.

What information is contained in this proxy statement?

The information included in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of our directors and most highly paid executive officers, and certain other required information.

How may I obtain SORL's Annual Report, Form 10-K and/or other financial information?

A copy of our 2006 Annual Report is enclosed. Stockholders may request another free copy of our 2006 Annual Report and/or a free copy of our entire Form 10-K, from:

Corporate Controller
SORL Auto Parts, Inc.
No. 1169 Yumong Road
Ruian Economic Development District
Ruian City, Zhejiang Province
People's Republic of China

Alternatively, current and prospective investors can access our 2006 Form 10-K on our website at http://www.SORL.cn, under "Investor Relations."

SORL also will furnish any exhibit to our 2006 Form 10-K, if specifically requested.

How may I request a single set of proxy materials for my household?

If you share an address with another stockholder and have received multiple copies of our proxy materials, you may write us at the address above to request delivery of a single copy of these materials.

What should I do if I receive more than one set of voting materials?

You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date, and return each SORL proxy card and voting instruction card that you receive.

Voting Information

What items of business will be voted on at the annual meeting?

The items of business scheduled to be voted on at the annual meeting are:

- The election of directors
- The ratification of SORL's independent registered public accounting firm for the 2007 fiscal year

We also will consider any other business that properly comes before the annual meeting. See question below.

What happens if additional matters are presented at the annual meeting?

Other than the two items of business described in this proxy statement, we are not aware of any other business to be acted upon at the annual meeting. If you grant a proxy, the persons named as proxy holders, Xiao Ping Zhang and Xiao Feng Zhang, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any reason any of our nominees are not available as a candidate for director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board.

What are the Board's recommendations?

Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board's recommendations are set forth together with the description of each item in this proxy statement. In summary, the Board recommends a vote:

- For the election of the nominated slate of directors (see Item 1);
- For ratification of the appointment of Rotenberg & Co. LLP as our independent registered public accounting firm for fiscal year 2007 (see Item 2); and
- With respect to any other matter that properly comes before the meeting, the proxy holders will vote as recommended by the Board of Directors or, if no recommendation is given, in their own discretion.

What shares can I vote?

Each share of SORL common stock issued and outstanding as of the close of business on August 6, 2007, the *Record Date*, is entitled to be voted on all items being voted upon at the annual meeting. You may vote all shares owned by you as of this time, including (1) shares held directly in your name as the *stockholder of record*, and (2) shares held for you as the *beneficial owner* through a broker, trustee or other nominee such as a bank. On the *Record Date*, SORL had approximately 18,275,126 shares of common stock issued and outstanding.

How can I vote my shares in person at the annual meeting?

Shares held in your name as the stockholder of record may be voted in person at the annual meeting. Shares held beneficially in street name may be voted in person at the annual meeting only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the annual meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.

How can I vote my shares without attending the annual meeting?

Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct how your shares are voted without attending the annual meeting. If you are a stockholder of record, you may vote by submitting a proxy. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee. For directions on how to vote, please refer to the instructions below and those included on your proxy card or, for shares held beneficially in street name, the voting instruction card provided by your broker, trustee or nominee.

Stockholders of record of SORL common stock may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. SORL stockholders who hold shares beneficially in street name may vote by mail by completing, signing and dating the voting instruction cards provided and mailing them in the accompanying pre-addressed envelopes.

Can I change my vote?

Yes. Even after you have submitted your proxy, you may change your vote at any time before the proxy is exercised by filing with our Corporate Secretary either a notice of revocation or a duly executed proxy bearing a later date. The powers of the proxy holders will be suspended if you attend the meeting in person and so request, although attendance at the meeting will not by itself revoke a previously granted proxy.

Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within SORL or to third parties, except: (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote, and (3) to facilitate a successful proxy solicitation. Occasionally, stockholders provide on their proxy card written comments, which are then forwarded to SORL management.

What are the voting rights of the holders of our common stock?

For all matters each outstanding share of our common stock will be entitled to one vote on each matter. Stockholders do not have cumulative voting rights.

Who will bear the cost of soliciting votes for the annual meeting?

We are making this solicitation and will pay substantially all of the costs of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. We will reimburse banks, brokers or other nominees for their costs of sending our proxy materials to beneficial owners. Directors, officers or other employees of ours may also solicit proxies from stockholders in person, by telephone, facsimile transmission or other electronic means of communication without additional compensation.

Where can I find the voting results of the annual meeting?

We intend to announce preliminary voting results at the annual meeting and publish final results in our quarterly report on Form 10-Q for the third quarter of fiscal 2007.

Stock Ownership Information

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Many SORL stockholders hold their shares through a broker, or other nominee, rather than directly in their own names. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholder of Record

If your shares are registered directly in your name with our transfer agent, U.S. Stock Transfer Corporation, you are considered, with respect to those shares, the stockholder of record, and we are sending these proxy materials directly to you. As the stockholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the meeting. We have enclosed a proxy card for you to use.

Beneficial Owner

If your shares are held in a brokerage account, or by another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the annual meeting.

Since a beneficial owner is not the stockholder of record, you may not vote these shares in person at the meeting, unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting. Your broker, trustee or nominee should provide voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

What if I have questions for SORL's transfer agent?

Please contact SORL's transfer agent, at the phone number or address listed below, with questions concerning stock certificates, dividend checks, transfer of ownership or other matters pertaining to your stock account.

Continental Stock Transfer & Trust Co.
17 Battery Place, Eighth Floor
New York, New York 10004
(212) 509-4000 Office
(212) 616-7616 Fax

Annual Meeting Information

What is the purpose of the annual meeting?

At our annual meeting, stockholders will act upon the matters outlined in the notice of meeting on the cover page of this proxy statement, including the election of directors and ratification of our independent registered public accounting firm. In addition, management will report on our performance during fiscal year 2006 and respond to questions from stockholders.

Who can attend the meeting?

All stockholders as of the *Record Date*, or their duly appointed proxies, may attend the meeting, and each may be accompanied by one guest. Seating, however, is limited. Please note that space limitations make it necessary to limit attendance to stockholders and their guests. Admission to the meeting will be on a first-come, first-serve basis.

What constitutes a quorum?

The presence at the meeting, in person or by proxy, of the holders of a majority of the shares of the common stock that are outstanding on the *Record Date* will constitute a quorum, permitting the meeting to conduct its business. As of the *Record Date*, 18,275,126 shares of common stock, representing the same number of votes, were outstanding. Thus, the presence of the holders of common stock representing at least 9,137,563 votes will be required to establish a quorum.

Proxies received, but marked as abstentions, will be included in the calculation of the number of votes considered to be present at the meeting, but they will be treated as unvoted with respect to the matter or matters on which the abstentions are indicated.

If you hold your shares in "street name" through a broker or other nominee, your broker or nominee may not be permitted by applicable rules to exercise voting discretion with respect to some of the matters to be acted upon. If you do not give your broker or nominee specific voting instructions, your shares may not be voted on those matters and will not be counted in determining the number of votes necessary for approval. However, shares represented by such "broker non-votes" will be counted in determining whether there is a quorum.

Stockholder Proposals, Director Nominations and Related Bylaw Provisions

What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?

You may submit proposals, including director nominations, for consideration at our 2008 stockholders' meeting.

Stockholder Proposals: For a stockholder proposal to be considered for inclusion in our proxy statement for the annual meeting next year, the written proposal must be received by our Corporate Secretary, at our principal executive offices, no later than April 26, 2008. If the date of next year's annual meeting is moved more than 30 days before the anniversary date of this year's annual meeting, the deadline for inclusion of proposals in our proxy statement is instead a reasonable time before we begin to print and mail our proxy materials. Such proposals also will need to comply with Securities and Exchange Commission regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Proposals should be addressed to our corporate address:

Corporate Controller
SORL Auto Parts, Inc.
No. 1169 Yumong Road
Ruian Economic Development District
Ruian City, Zhejiang Province
People's Republic of China

If notice of a stockholder proposal submitted outside the process of Rule 14a-8 is not received by our Corporate Secretary by April 26, 2008, the persons named in our proxy for the next annual meeting of stockholders will have discretionary authority to vote on the proposal in accordance with their best judgment.

Nomination of Director Candidates: You may propose director candidates for consideration by the Board of Directors. Any such recommendations should include the nominee's name and qualifications for Board membership and should be directed to our Corporate Secretary at the address of our principal executive offices set forth above.

Copy of Bylaw Provisions: You may contact our Corporate Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for nominating director candidates.

How may I communicate with SORL's Board of Directors?

You may submit an e-mail to our Board at boardmembers@sorl.com..cn

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

We are committed to having sound corporate governance principles. Having such principles is essential to running our business efficiently and to maintaining our integrity in the marketplace. We have adopted a code of ethics that applies to all of our directors, officers and employees. A copy of our code of ethics is posted on our Internet site at http://www.SORL.cn.

Board Members' Independence

Our Corporate Governance Guidelines and the Rules of the Nasdaq Stock Market provide that a majority of our seven-member Board must consist of independent directors. The Board has determined that each of the following four non-employee director nominees standing for election is independent within the meaning of Nasdaq Stock Market Marketplace Rule 4200(a)(15): Li Min Zhang, Zhi Zhong Wang, Yi Guang Huo, and Jiang Hua Feng.

Director Independence Standards

In determining independence, the Board reviews whether directors have any material relationship with us. The Board considers all relevant facts and circumstances. In assessing the materiality of a director's relationship to us, the Board is guided by the standards set forth below and considers the issues from the director's standpoint and from the perspective of the persons or organizations with which the director has an affiliation. The Board reviews commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, if applicable. An independent director must not have any material relationship with us, either directly or indirectly as a partner, stockholder or officer of an organization that has a relationship with us, or any other relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

A director will not be considered independent in the following circumstances:

(1) The director is, or has been in the past three years, an employee of SORL, or a family member of the director is, or has been in the past three years, an executive officer of SORL.

(2) The director has received, or has a family member who has received, compensation from us in excess of $100,000 in any 12 month period in the past three years, other than compensation for board service, compensation received by the director's family member for service as a non-executive employee, and benefits under a tax-qualified plan or other non-discretionary compensation.

(3) The director is, or has a family member who is, a current partner of our outside auditor, or was a partner or employee of our outside auditor, who worked on our audit at any time during any of the past three years.

(4) The director is a Family Member of an individual who is, or at any time during the past three years was, employed by the company as an executive officer.

(5) The director is, or has a family member who is, employed as an executive officer of another entity where, at any time during the past three years, any of our executive officers served on the compensation committee of that other entity.

(6) The director is, or a family member is, a partner in, or a controlling stockholder or an executive officer of, any organization to which we made, or from which we received, payments for property or services in the current or any of the past three fiscal years that exceed the greater of 5% of the recipient's consolidated gross revenues for that year, or $200,000.

For these purposes, a "family member" includes a director's spouse, parents, children and siblings, whether by blood, marriage, or adoption, or anyone residing in the director's home.

Board and Committee Composition

As of the date of this proxy statement, our Board has seven directors. The Board has recommended the election of the seven director nominees who are identified in this proxy statement.

The Board has the following two committees: Audit and Compensation. The membership during the last fiscal year through the date of this proxy statement, and the function of each of the committees, are described below. During fiscal year 2006, the Board held 4 meetings. Each director attended at least 75% of all Board and applicable Committee meetings. The Board has determined that each current member of the Audit Committee and Compensation Committee is independent within the meaning of Nasdaq Rule 4200(a)(15) and 4350(d), and that each current member of the Audit Committee is independent within the meaning of applicable regulations of the Securities and Exchange Commission regarding the independence of audit committee members.

Director	Audit Committee	Compensation Committee
Li Min Zhang	X	
Zhi Zhong Wang	X	X
Yi Guang Huo	X	X
Jiang Hua Feng		X

Audit Committee. The members of our audit committee are Professor Zhang and Messrs. Wang and Huo. Professor Zhang is the Chairman of the audit committee and serves as the audit committee's "financial expert." His qualifications are described in greater detail under Item 1- Election of Directors. During fiscal year 2006, the audit committee held 4 meetings. Our audit committee assists our Board of Directors in its oversight of:

- the integrity of our financial statements;
- our independent auditors' qualifications and independence; and
- the performance of our independent auditors.

The audit committee has the sole and direct responsibility for appointing, evaluating and retaining our independent auditors and for overseeing their work. All audit services and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent auditors must be approved in advance by our audit committee. We believe that the composition of our audit committee meets the requirements for independence under the current Nasdaq Capital Market and SEC rules and regulations. We believe that the functioning of our audit committee complies with the applicable requirements of the Nasdaq National Market and SEC rules and regulations. We intend to comply with future requirements as applicable.

The report of the Audit Committee of the Board of Directors is included in the proxy statement on page 23. The charter of the Audit Committee is attached to this proxy statement as Appendix A.

Compensation Committee. The members of the compensation committee are Messrs. Wang, Huo, and Feng. During fiscal year 2006, the compensation committee held 1 meeting. The purpose of our compensation committee is to discharge the responsibilities of our Board of Directors relating to compensation of our executive officers. The compensation committee does not have a written charter. Specific responsibilities of our compensation committee include:

- reviewing and recommending approval of compensation of our executive officers;
- administering our stock incentive and employee stock purchase plans; and
- reviewing and making recommendations to our Board with respect to incentive compensation and equity plans.

DIRECTOR COMPENSATION

The following table sets forth the compensation paid to our directors other than our Chief Executive Officer for 2006:

Director Compensation Table

Name(1)	Fees Earned or Paid in Cash ($)(2)	Option Awards ($)(3)	All other compensation ($)	Total ($)
Xiao Feng Zhang(4) COO & Director	—	—	30,000	30,000
Jung Kang Chang(5) Director	—	—	15,000	15,000
Li Min Zhang Director	10,000	12,424		22,424
Zhi Zhong Wang Director	10,000	12,424		22,424
Yi Guang Huo Director	10,000	12,424		22,424
Jiang Hua Feng Director	10,000	12,424		22,424

(1) Mr. Xiao Ping Zhang does not receive additional compensation for his role as a Director. For information relating to Mr. Xiao Ping Zhang's compensation as Chairman and Chief Executive Officer, see the Summary Compensation Table later in this proxy statement.

(2) The amounts in this column represent cash payments made to Non-Employee Directors for attendance at meetings during the year.

(3) The amounts in this column represent the compensation cost of stock options awarded by the Compensation Committee in 2006. These amounts do not include any estimate for forfeitures. The grant date fair market value of option awards granted were determined in accordance with Statement of Financial Accounting Standards No. 123R (SFAS 123(R)) and are recognized as compensation cost over the requisite service period. The amount recognized for these awards was calculated using the Black Scholes option-pricing model. Our 2005 Compensation Plan is described under this Item 11.

(4) Mr. Xiao Feng Zhang is an employee of the Company and did not receive cash compensation or other stock options for attending Board meetings in 2006. However, he received cash compensation of $30,000 as salary for his managerial role with the Company. Mr. Zhang is also employed by the Ruili Group which makes separate payments to him for his services to that company.

(5) Mr. Jung Kang Chang is an employee of the Company and did not receive cash compensation or other stock options for attending Board meetings in 2006. However, he received cash compensation of $15,000 as salary for his managerial role with the Company.

We use a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on our Board of Directors. Directors who also are employees of our company currently receive no compensation for their service as directors or as members of Board committees. In setting director compensation, we consider the significant amount of time that directors dedicate to the fulfillment of their director responsibilities, as well as the competency and skills required of members of our Board. The directors' current compensation schedule has been in place since March 2006. The directors' annual compensation year begins with the annual election of directors at the annual meeting of stockholders. The annual retainer year period has been in place for directors since 2006. Periodically, our Board of Directors reviews our director compensation policies and, from time to time, makes changes to such policies based on various criteria the Board deems relevant.

Non-employee directors are reimbursed for travel, lodging and other reasonable out-of-pocket expenses incurred in attending meetings of our Board of Directors and for meetings of any committees of our Board of Directors on which they serve. During 2006, our non-employee directors had each received or earned cash compensation for attending Board or committee meetings of $10,000. On March 1, 2006, the Board of Directors approved a grant of a total of 60,000 options (See note 17 to the financial statements of our annual report) to be issued to the four non-employee directors. Each non-employee director received options to purchase 15,000 shares of common stock with an exercise price of $4.79 per share. The contractual term of the options is three years.

Consideration of Director Nominees

At the present time, we do not have a nominating committee. Director nominees are considered by the entire Board. Because of the relatively small size of our Board, we believe it has been in the best interest of the Company for all the members of the Board to be involved in the process of selecting our director nominees. However, we intend to form a nominating committee in the near future.

Stockholder nominees

The Board of Directors will consider stockholder nominations for candidates for membership on the Board. In evaluating such nominations, the Board seeks to achieve a balance of knowledge, experience and capability on the Board. Any stockholder nominations proposed for consideration by the Board should include the nominee's name and qualifications for Board membership and should be addressed to:

Corporate Controller
SORL Auto Parts, Inc.
No. 1169 Yumong Road
Ruian Economic Development District
Ruian City, Zhejiang Province
People's Republic of China

Director Qualifications

The Board of Directors believes that members of the Board should have the highest professional and personal ethics and values, consistent with longstanding SORL values and standards. They should have broad experience at the policy-making level in business, government, education, technology or public interest. They should be committed to enhancing stockholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Their service on other boards of public companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all director duties. Each director must represent the interests of all stockholders.

Identifying and Evaluating Nominees for Director

The Board of Directors utilizes a variety of methods for identifying and evaluating nominees for director. The Board will periodically assess the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Board will consider various potential candidates for director. Candidates may come to the attention of the Board through current Board members, professional search firms, stockholders or other persons. These candidates will be evaluated at regular or special meetings of the Board, and may be considered at any point during the year. As described above, the Board considers stockholder nominations for candidates for the Board. If any materials are provided by a stockholder in connection with the nomination of a director candidate, such materials will be forwarded to the Board. The Board will also review materials provided by professional search firms or other parties in connection with a nominee who is not proposed by a stockholder.

ITEM 1 — *ELECTION OF DIRECTORS*

The current term of office of all of our directors expires at the 2007 annual meeting of stockholders. The Board of Directors proposes that the following seven nominees, all of whom are currently serving as directors, be elected for a new term of one year and until their successors are duly elected and qualified. Each of the nominees has consented to serve if elected. If any of them becomes unavailable to serve as a director, the Board may designate a substitute nominee. In that case, the persons named as proxies will vote for the substitute nominee designated by the Board.

Messrs. Xiao Feng Zhang and Xiao Ping Zhang are brothers. There is no other family relationship between any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer.

The director nominees standing for election are:

Name	Age	Position
Xiao Ping Zhang	44	Chief Executive Officer and Chairman
Xiao Feng Zhang	39	Chief Operating Officer and Director
Jung Kang Chang	41	Vice President, International Sales and Director
Li Min Zhang	51	Director
Zhi Zhong Wang	62	Director
Yi Guang Huo	64	Director
Jiang Hua Feng	41	Director

XIAO PING ZHANG — CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER (CEO)

Xiao Ping Zhang has served as CEO and chairman of the Board since the reverse merger. He founded the Ruili Group, a company specializing in a variety of automotive parts and components, in 1987, and has served as chairman of Ruili Group since then. In 2003, he was elected the President of Wenzhou Auto Parts Association, and Vice-President of China Federation of Industry and Commerce Auto & Motorbike Parts Chamber of Commerce. Mr. Zhang is also a member of the Standing Committee of the People's Congress in Rui'an City, Zhejiang, China. He is also currently engaged as a mentor in entrepreneurship for graduate students of Zhejiang University. Mr. Zhang graduated from Zhejiang Radio and TV University in 1986 with a major in Industrial Management.

XIAO FENG ZHANG — DIRECTOR AND CHIEF OPERATING OFFICER (COO)

Xiao Feng Zhang has served as COO and a member of the Board of Directors since the reverse merger. He is responsible for sales and marketing. Mr. Zhang co-founded the Ruili Group with his brother, Mr. Xiao Ping Zhang, in 1987, and served as the General Manager of Ruili Group until March 2004. Mr. Zhang received his diploma in economics from Shanghai Fudan University in 1994.

JUNG KANG CHANG — DIRECTOR AND VICE PRESIDENT, INTERNATIONAL SALES

Jung Kang Chang has served as a member of our Board of Directors since the reverse merger. He is also in charge of our international sales. From January 1998 to May 2004, Mr. Chang served as the General Manager of JieXiangHao Enterprise Company Limited based in Taipei, Taiwan; before taking office as the general manager, he was the sales engineer and sales manager with JieXiangHao in Taipei. Mr. Chang graduated from Taiwan Taoyuan Longhua Industry College in 1986.

LI MIN ZHANG — DIRECTOR

Dr. Li Min Zhang has served as a member of our Board of Directors since August 2004. He chairs the audit committee of our board. Dr. Zhang currently is a professor at Sun Yat-Sen University Management School in Guangdong, China, coaching Ph.D. candidates with an accounting major. During 1994 and 1995, Dr. Zhang conducted academic research at the University of Illinois at Urbana-Champaign, and practiced at Mok & Chang

CPAs in USA. In 1986, he conducted academic research at the Office of Auditor General of Canada. Dr. Zhang currently also serves as vice chairman of China Audit Society, and secretary of China Association of Chief Financial Officers. He is a member of American Accounting Association. Also, Dr. Zhang is involved with the China CPA Society Auditing Principles Task Force and China Audit Society Training Committee. Dr. Zhang earned his Ph.D. in Economics in January 1991.

ZHI ZHONG WANG — DIRECTOR

Zhi Zhong Wang has served as a member of our Board of Directors, as well as a member of both audit and compensation committees since August 2004. From 1980 until present, Mr. Wang has served as instructor and professor at Beijing Jiaotong University (formerly Northern Jiaotong University), Department of Electrical Engineering. Before 1980, he was an electrical engineer with Science and Technology Institute of the Qiqihaer Railway Administration, Heilongjiang, China. Mr. Wang has led over twenty research projects such as novel pneumatic generator and streamer discharging, and corona power supply for desulphurization. His numerous publications include Research on the Novel AC Voltage Stabilized Power Supply in Power Electronics. Mr. Wang received his bachelor degree in electrical engineering from Northern Jiaotong University in 1968.

YI GUANG HUO — DIRECTOR

Yi Guang Huo has served as a member of our Board of Directors, as well as a member of the audit committee and chairman of the compensation committee under the Board since August 2004. Mr. Huo has been engaged in scientific and technological work and has been responsible for various national key research projects, such as designing and conducting experiments for automotive products, drafting ministry standards and econo-techno-logical policies, etc. He has been awarded ministry-level First Prize for Technology Innovation. Mr. Huo has also served as President of China Federation of Industry and Commerce Auto & Motorbike Parts Chamber of Commerce, a Board member and visiting professor of Wuhan University of Technology, and secretary of Society of Auto Engineering — China. Between 1995 and 1996, Mr. Huo conducted academic research as a visiting researcher at Tokyo University Economics Department. During 1987 and 1988, he studied Scientific Research and Management with Japan Automobile Research Institute as well as Japanese automobile companies including Nissan, Hino, Isuzu and Mitsubishi. Mr. Huo earned his B.S. degree from Jilin University Automobile Department in 1965.

JIANG HUA FENG — DIRECTOR

Jiang Hua Feng has served as a member of our Board of Directors as well as a member of the compensation committee under the Board since August 2004. Since 1988, Mr. Feng has also served as chief lawyer at Yuhai Law Firm, Rui'an, Zhejiang. Mr. Feng is a member of China Lawyers Association. He was elected People's Congress representative for Wenzhou area, Zhejiang. Mr. Feng received his bachelor degree in law from East China University of Politics and Law.

ITEM 2 — *RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM*

We have appointed Rotenberg & Co. LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2007. Rotenberg & Co. LLP has served as our independent registered public accounting firm since the 2005 fiscal year. Services provided to us by Rotenberg & Co. LLP in fiscal 2006, and/or expected to be provided in fiscal 2007, include the audit of our consolidated financial statements, limited reviews of interim financial statements included in our quarterly reports, services related to filings with the Securities and Exchange Commission and consultations on various tax and accounting matters. See "Principal Auditor Fees and Services" on page 23.

We expect that a representative of Rotenberg & Co. LLP will be present at the annual meeting to respond to appropriate questions and to make such statements as they may desire.

The Board of Directors recommends that stockholders vote "FOR" ratification of the appointment of Rotenberg & Co. LLP as the Company's independent registered public accounting firm for fiscal 2007.

In the event stockholders do not ratify the appointment, the appointment will be reconsidered by the Audit Committee.

OTHER MATTERS

As of the date of this proxy statement, we know of no business that will be presented for consideration at the annual meeting other than the items referred to above. If any other matter is properly brought before the meeting for action by stockholders, proxies in the enclosed form returned to us will be voted in accordance with the recommendation of the Board of Directors or, in the absence of such a recommendation, in accordance with the judgment of the proxy holders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of July 31, 2007 by:

- each person known by us to be the beneficial owner of more than 5% of any class of our voting securities;
- our chief executive officer and chief financial officer, our "named executive officers";
- each of our directors; and
- all executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options and warrants that are currently exercisable within 60 days. Information with respect to beneficial ownership has been furnished to us by each, director, executive officer or 5% or more stockholder, as the case may be. Unless otherwise indicated, to our knowledge, each stockholder possesses sole voting and investment power over the shares listed, except for shares owned jointly with that person's spouse.

This table lists applicable percentage ownership based on 18,275,126 shares of common stock outstanding as of July 31, 2007.

The address for each of the stockholders in the table is c/o of the Company.

Name of Beneficial Owner	Amount and Nature Beneficial Owner	Position	Percent of Class
Xiao Ping Zhang	9,087,527	Chief Executive Officer and Chairman	49.7%
Xiao Feng Zhang	1,135,938	Chief Operating Officer and Director	6.2%
Zong Yun Zhou	—	Chief Financial Officer	*
Jung Kang Chang	—	Director	*
Li Min Zhang	—	Director	*
Zhizhong Wang	—	Director	*
Yiguang Huo	—	Director	*
Jianghua Feng	—	Director	*
Officers and Directors as a Group (8 persons)	10,223,465		55.9%
PRINCIPAL STOCKHOLDERS			
Shu Ping Chi	1,135,938		6.2%

* Less than 1%

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and holders of more than 10% of our common stock to file with the Securities and Exchange Commission reports regarding their ownership and changes in ownership of our securities. We believe that, during fiscal year 2006, our directors, executive officers and 10% stockholders complied with all Section 16(a) filing requirements. In making this statement, we have relied upon our examination of the copies of Forms 3, 4 and 5, and amendments thereto, provided to us and the written representations of our directors, executive officers and 10% stockholders.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Capital Stock Issuances in the Reverse Acquisition

Pursuant to the reverse acquisition between Fairford Holdings Limited and the Company, Mr. Xiao Ping Zhang, our Chief Executive Officer, and Mr. Xiao Feng Zhang, our Chief Operating Officer, received 9,087,527 shares and 1,135,938 shares, respectively, of our common stock representing 68.4% and 8.55% respectively, of our then outstanding shares.

Ruili Group

Mr. Xiao Ping Zhang and Mr. Xiao Feng Zhang are the principal stockholders of the Ruili Group which was the owner of the assets contributed to Ruili Group Ruian Auto Parts Co., Ltd., a sino-foreign joint venture, in the reverse acquisition. We purchase non-valve automotive products and packaging material from the Ruili Group. In 2006, we purchased products from the Ruili Group representing approximately $21.9 million of our sales. We generate only a small profit on these sales, but our sales of these products represent an important marketing benefit as they enable us to fill out our product line and reduce our customers' transaction costs. The Ruili Group also guaranteed certain bank loans to the joint venture without fee and licensed two patents and the trademark "SORL" to the joint venture on a royalty free basis. The two patents licensed were assigned to the joint venture in 2006 for $50,000. We also lease from the Ruili Group our production facility and warehouse consisting of approximately 271,713 square feet. The lease commenced in March 2004 and is for a term of ten years at an annual rental of approximately $457,845. In December 2006, the Company entered into one new lease agreement with Ruili Group Co., Ltd., to lease two apartment buildings. The two apartment buildings are for its management personnel and ordinary staff, respectively. The lease term is from January 2007 to December 2011 for one apartment building, and is from January 2007 to December 2012 for the other. The annual rental of the two apartment buildings is approximately $242,043. Additionally, in November 2006, the joint venture purchased approximately 120 acres of land for $5.9 million from Ruili Group. The Company believes that the above-mentioned transactions were made at arm's length, and all prices charged and payments made between the parties are at least as favorable to the joint venture as would be obtained from a third party.

The Board of Directors evaluates each "related transaction" on a case by case basis, and does not have a specific policy for approving such transactions.

EXECUTIVE OFFICERS AND CERTAIN KEY EMPLOYEES

The following table sets forth our executive officers, directors and key employees, their ages and the positions they held as of December 31, 2006.

Name	Age	Position
Xiao Ping Zhang(1)	44	Chief Executive Officer and Chairman
Xiao Feng Zhang(1)	39	Chief Operating Officers and Director
Jung Kang Chang(1)	41	Vice President, International Sales and Director
Zong Yun Zhou	52	Chief Financial Officer
Jason Zhang	43	Deputy General Manager

(1) The business experience of Messrs. Xiao Ping Zhang, Xiao Feng Zhang, and Chang is described above under "Item 1 — Election of Directors."

ZONG YUN ZHOU — CHIEF FINANCIAL OFFICER

Zong Yun Zhou has served as our CFO since our inception. Between April 2002 and May 2004, Ms. Zhou served as the Financial Controller of Shanghai Huhao Auto Parts Manufacturing Company Limited, a joint venture between Ruili Group and Shanghai Automotive Industry Corporation. From January 1996 until April 2002, Ms. Zhou worked for the Auditing Department of Anhui Province, China, in charge of auditing state-owned companies in Anhui Province. Ms. Zhou is a Chinese Certified Public Accountant, and a member of the Institute of Internal Auditors (IIA). Ms. Zhou completed her undergraduate studies at Anhui University.

JASON ZHANG — DEPUTY GENERAL MANAGER

Jason Zhang joined us in May 2006 as Deputy General Manager, supervising our capital market operations and M&A strategies. Before joining us, Mr. Zhang served as the Managing Director of JPK Capital Inc., an investment company based in Shenzhen, China. From 1999 to 2001, he worked for Qiao Xing Group Corporation as the Manager of Capital Market Business Department. From 1996 to 1999, he served as the General Manager of Shenzhen Zhihui Finance Co., Ltd. 1994 till 1996, he served as the General Manager of the Underwriting Division of Shenzhen Non-Ferrous Metals Finance Co., Ltd. From 1992 to 1994, he served as the General Manager of the Investment Department of Shenzhen Lantern Fund Management Company. Mr. Zhang received his master degree in economics from Xiamen University.

The following Report of the Compensation Committee and the Report of the Audit Committee do not constitute soliciting material and should not be deemed filed or incorporated by reference into any of our other filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent we specifically incorporate this Report, or the Report of the Audit Committee by reference therein.

COMPENSATION DISCUSSION & ANALYSIS

The Compensation Committee of the Board of Directors has furnished the following report on executive compensation for fiscal year 2006.

Overview of Executive Compensation Program

The Compensation Committee of our Board of Directors is responsible for establishing, implementing and monitoring our executive compensation program philosophy and practices. The Compensation Committee seeks to ensure that the total compensation paid to our named executive officers is fair, reasonable and competitive. Generally, the types of compensation and benefits provided to named executive officers are similar to those provided to our other officers.

Throughout this document, the individuals who served as our Chief Executive Officer and Chief Financial Officer during fiscal 2006, and who are included in the Summary Compensation Table are referred to as the "named executive officers."

Compensation Philosophy and Objectives

The Compensation Committee believes that an effective executive compensation program should provide base annual compensation that is reasonable in relation to individual executive's job responsibilities and reward the achievement of both annual and long-term strategic goals of our company.

Because of the size of our Company, the small number of executive officers in our Company, and our Company's financial priorities, the Committee has decided not to implement or offer any retirement plans, pension benefits, deferred compensation plans, or other similar plans for our executive officers. Accordingly, the components of the executive compensation currently consist of cash salary. The Compensation Committee will consider using stock option grants to provide executives with long-term incentives.

As a manufacturing company operating in Zhejiang Province, China, the Compensation Committee also takes the local average executives' salary level into account in its compensation decisions. The Compensation Committee may reassess the proper level of equity and cash compensation in light of the company's improved profitability and working capital situation.

Role of Executive Officers in Compensation Decisions

The Compensation Committee makes all compensation decisions for the named executive officers and approves recommendations regarding equity awards to all of our officers. Decisions regarding the non-equity compensation of officers other than the named executive officers are made by the Chief Executive Officer.

The Compensation Committee and the Chief Executive Officer annually review the performance of each named executive officer (other than the Chief Executive Officer, whose performance is reviewed only by the Committee). The conclusions reached and recommendations based on these reviews, including with respect to salary adjustments and annual award amounts, are presented to the Committee. The Committee can exercise its discretion in modifying any recommended adjustments or awards to executives.

Setting Executive Compensation

Based on the foregoing objectives, the Committee has structured the Company's annual cash and incentive-based cash and non-cash executive compensation to motivate executives to achieve the business goals set by the Company, to reward the executives for achieving such goals, and to retain the executives. In doing so, the Committee does not employ outside compensation consultants. The Compensation Committee sets compensation for our executive officers at levels targeted at or around the average of the compensation amounts provided to executives at comparable local companies considering, for each individual, their individual experience level related to their position with us. There is no pre-established policy or target for the allocation between either cash and non-cash incentive compensation.

2006 Executive Compensation Components

For 2006, the principal component of compensation for the named executive officers was base salary.

The Company provides named executive officers and other employees with a base salary to compensate them for services rendered during the fiscal year. Base salary ranges for the named executive officers are determined for each executive based on his or her position and responsibility.

During its review of base salaries for executives, the Committee primarily considers:

- the negotiated terms of each executive employment agreement;
- internal review of the executive's compensation, both individually and relative to other executive officers; and
- individual performance of the executive.

Salary levels are typically considered annually as part of the company's performance review process, as well as upon a change in job responsibility. Merit-based increases to salaries are based on the Compensation Committee's assessment of the individual's performance. Base salaries for the named executive officers in 2006 have not been changed from the base salaries in effect during the prior year.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the "Compensation Discussion and Analysis" required by Item 402(b) of Regulation S-K and, based on such review and discussions, has recommended to our Board of Directors that the foregoing "Compensation Discussion and Analysis" be included in this Annual Report.

Yi Guang Huo | **Zhi Zhong Wang** | **Jiang Hua Feng**

Compensation Committee Interlocks and Insider Participation

The directors who served on our Compensation Committee during the year ended December 31, 2006 are listed on page 8 under "Board and Committee Composition." None of the members of the Board's Compensation Committee during fiscal year 2006 is or has been an officer or employee of the Company. Each member meets the independence criteria as set forth by SEC and NASDAQ. None of our executive officers serve as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers who serve on our Board of Directors or compensation committee.

Information about transactions between the Company and its directors is set forth under "Certain Relationships and Transactions."

Summary Compensation Table

The following table presents summary information concerning all compensation paid or accrued by us for services rendered in all capacities during 2006 by Mr. Xiao Ping Zhang and Ms. Zong Yun Zhou, who are the only individuals who served as our principal executive and financial officers during the year ended December 31, 2006. No other executive officer received compensation in excess of $100,000 for the fiscal year ended December 31, 2006.

Name and Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Total ($)
Mr. Xiao Ping Zhang, CEO(1)	2006	50,000	—	—	50,000
Ms. Zong Yun Zhou, CFO(2)	2006	20,000	—	—	20,000

(1) Mr. Zhang is also employed by the Ruili Group which makes separate payments to him for his services to that company. Mr. Zhang did not receive any compensation other than the cash salary of $50,000 listed herein from the Company in 2006.

(2) Ms. Zhou did not receive any of compensation other than the cash salary of $20,000 listed herein from the Company in 2006.

Employment Agreements

Effective May 1, 2006, the Company entered into employment agreements with Mr. Xiao Ping Zhang, our Chief Executive Officer, Mr. Xiao Feng Zhang, our Chief Operating Officer, and Ms. Zong Yun Zhou, our Chief Financial Officer. The term of their employment with the Company is for a period of five years with an additional one year period unless the Company decides not to renew. Their compensation is subject to an annual review by the Compensation Committee of the Board of Directors. The agreements also set forth their respective duties and confidentiality responsibilities.

Severance and Change of Control Arrangements

There are no severance or change of control arrangements.

Equity Benefit Plans

Our 2005 Stock Compensation Plan, or the Plan, was adopted by our Board of Directors in July 2005.

Share Reserve. We have reserved 1,700,000 shares for issuance under the 2005 Stock Compensation Plan. To date, the Company has granted 49,500 shares and options to purchase an additional 60,000 shares under the Plan.

Administration. The compensation committee of our Board of Directors administers the 2005 Compensation Plan and has complete discretion to make all decisions relating to our 2005 Compensation Plan. Our compensation committee may also re-price outstanding options and modify outstanding awards in other ways.

Eligibility. Employees, non-employee members of our Board of Directors, advisors and consultants are eligible to participate in our 2005 Stock Compensation Plan.

Types of Awards. Our 2005 Stock Compensation Plan provides for awards of stock options, restricted shares, stock appreciation rights and performance shares.

Change in Control. If we are merged or consolidated with another company, and such merger or consolidation results in a change in control, any award under the 2005 Stock Compensation Plan will be subject to the terms of the merger agreement. Such terms may provide that the option continues, is assumed or substituted, fully vests or is settled for the full value of such option in cash, followed by the cancellation of such option.

Amendments or Termination. Our Board of Directors may amend, suspend or terminate the 2005 Stock Compensation Plan at any time. If our Board amends the Plan, it does not need to seek stockholder approval of the amendment unless such consent is required in order to comply with any applicable tax or regulatory environment. No award may be made under the 2005 Stock Compensation Plan after the tenth anniversary of the effective date of the Plan.

Options. The Board may determine the number of shares covered by each option, the exercise price therefore, the conditions and limitations on the exercise and any restrictions on the shares issuable. Optionees may pay the exercise price by using cash, shares of common stock that the optionee already owns or, at the election of the Board, a promissory note, an immediate sale of the option shares through a broker designated by us, or other property.

Performance Shares. The Board may make performance share awards entitling recipients to acquire shares of Common Stock upon the attainment of specified performance goals.

Stock Appreciation Rights. A participant who exercises a stock appreciation right receives the increase in fair market value of our common stock over the fair market value on the date of grant.

Restricted Shares. Restricted shares may be awarded under the 2005 Stock Compensation Plan. Restricted shares vest at the times and payment terms therefor shall be determined by our compensation committee.

Adjustments. If there is a subdivision of our outstanding shares of common stock, a dividend declared in stock or a combination or consolidation of our outstanding shares of common stock into a lesser number of shares, corresponding adjustments will be automatically made in each of the following: (a) the number of shares of common stock available for future awards under the 2005 Stock Compensation Plan; (b) any limitation on the maximum number of shares of common stock that may be subject to awards in a fiscal year; (c) the number of shares of common stock covered by each outstanding option or stock appreciation right, as well as the exercise price under each such award; (d) the number of shares of common stock covered by the options to be granted under the automatic option grant program; or (e) the number of stock units included in any prior award that has not yet been settled.

Stock Option Grants

None of the Company's executive officers have received any grant of stock options or stock awards. In 2006, the Board awarded options to purchase 15,000 shares of common stock to each of the Company's four non-employee directors.

Equity Compensation Plan Information

Our 2005 Stock Compensation Plan was adopted by our Board of Directors in July 2005. We have reserved 1,700,000 shares for issuance under the 2005 Stock Compensation Plan. To date, options to purchase 60,000 shares and 49,500 shares have been awarded under the Plan.

The following table summarizes the securities authorized for issuance under our 2005 Stock Compensation Plan, the number of shares of our common stock issuable upon the exercise of outstanding options, warrants and rights, the weighted average exercise of such options and the number of additional shares of our common stock remaining available for issuance.

Plan Category	Number of Securities Authorized for Issuance Under our 2005 Stock Compensation Plan	Number of Shares Previously Issued	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Option Warrants and Rights	Number of Securities Available for Future Issuance Under Equity Compensation Plans
Equity Compensation plans not approved by security holders	1,700,000	49,500	60,000	$4.79	1,590,500
Total.	1,700,000	49,500	60,000	$4.79	1,590,500

REPORT OF THE AUDIT COMMITTEE

The audit committee has reviewed and discussed the audited financial statements with management and has discussed with the independent auditors the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380) as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The audit committee has also received the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees) as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and has discussed with the independent accountant the independent accountant's independence. Based on the audit committee's review and discussions, the audit committee recommended to the Board of Directors that the audited financial statements be included in the Company's annual report on Form 10-K.

Yi Guang Huo **Zhi Zhong Wang** **Li Min Zhang**

PRINCIPAL AUDITOR FEES AND SERVICES

Rotenberg & Co. LLP, Certified Public Accountants, was the Registrant's independent registered public accounting firm engaged to examine the financial statements of the Registrant for the fiscal year ended December 31, 2006 and 2005. Hein & Associates LLP, was the Registrant's independent registered public accounting firm engaged to examine the financial statements of the Registrant for the fiscal year ended January 31, 2003. Hein & Associates LLP and Want & Ender, CPA, PC, served as independent registered public accounting firms for the Company for the fiscal year ended December 31, 2004. The Registrant changed its fiscal year end from January 31 to December 31 on May 19, 2004. Rotenberg & Co. LLP performed the following services and has been paid the following fees.

FISCAL YEAR ENDED DECEMBER 31, 2006 and 2005

AUDIT FEES

Rotenberg & Co. LLP was paid aggregate fees of approximately $120,000 in each fiscal years ended December 31, 2006 and 2005, respectively, for professional services rendered for the audit of the Registrant's annual financial statements and for the reviews of the financial statements included in the Registrant's quarterly reports on Form 10-QSB for the fiscal years ended December 31, 2006 and 2005.

AUDIT-RELATED FEES

Rotenberg & Co. LLP was not paid additional fees for the fiscal years December 31, 2006 or 2005 for assurance or related services reasonably related to the performance of the audit or review of the Registrant's financial statements.

TAX FEES

Rotenberg & Co. LLP was not paid any fees for the fiscal years ended December 31, 2006 or 2005 for professional services rendered for tax compliance, tax advice and tax planning. This service was not provided.

ALL OTHER FEES

Rotenberg & Co. LLP was paid no other fees for professional services during the fiscal years ended December 31, 2006 and December 31, 2005.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by our independent auditors. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services. The independent auditor and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent auditor in accordance with this pre-approval.

ADDITIONAL INFORMATION

STOCKHOLDERS ENTITLED TO VOTE AT THE ANNUAL MEETING MAY OBTAIN, WITHOUT CHARGE, A COPY OF OUR ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006, OTHER THAN EXHIBITS TO SUCH REPORT, UPON WRITTEN OR ORAL REQUEST TO SORL AUTO PARTS, NO. 1169 YUMENG ROAD, RUIAN ECONOMIC DEVELOPMENT DISTRICT, RUIAN CITY, ZHEJIANG PROVINCE, PEOPLE'S REPUBLIC OF CHINA, ATTENTION JASON ZHANG. WE WILL ALSO FURNISH TO SUCH PERSONS A COPY OF ANY EXHIBITS TO OUR ANNUAL REPORT ON FORM 10-K FOR A FEE OF $.20 PER PAGE, PAYABLE IN ADVANCE. THIS FEE COVERS ONLY OUR REASONABLE EXPENSES IN FURNISHING THE EXHIBITS.

(This page intentionally left blank)

APPENDIX A

SORL AUTO PARTS, INC.
AUDIT COMMITTEE
CHARTER

(As adopted by the Board of Directors on August 5, 2005)

I. PURPOSE

The primary function of the Audit Committee (the **"Committee"**) of SORL Auto Parts, Inc. (the **"Company"**) is to assist the Board of Directors (**"Board"**) in fulfilling its oversight responsibilities relating to (1) the quality and integrity of the financial reports of the Company, (2) the independent auditor's qualifications and independence, and (3) the performance of the Company's internal audit function and independent auditors. Consistent with these functions, the Committee should encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. In carrying out its responsibilities, the Committee believes its policies and procedures should remain flexible, in order to best react to changing circumstances while ensuring that the Company's accounting and reporting practices are in accordance with all requirements and are all of the highest quality.

II. STATEMENT OF POLICY

The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting process and internal control system.
- Review and appraise the audit efforts of the Company's independent accountants and internal audit function.
- Provide an open avenue of communication among the independent accountants, internal auditors, the Company's operational management (the **"Management"**) and the Board.

The Committee shall provide assistance to the Board in fulfilling the Board's oversight responsibility to the shareholders, potential shareholders, the investment community, and others relating to the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, the internal audit function, any independent audit of the Company's financial statements and the ethics programs as may be established by Management and the Board. In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention, with full access to all books, records, facilities and personnel of the Company.

The Committee will fulfill these responsibilities by carrying out the activities enumerated in Part V of this Charter. The Committee may augment the activities defined by Part V at its discretion in order to comply with any applicable requirements of the Sarbanes-Oxley Act, the NASDAQ Stock Market (**"NASDAQ"**) and/or other markets in which the Company's securities are traded or listed for trading, the requirements of the National Association of Securities Dealers, Inc. (**"NASD"**) and the Securities and Exchange Commission (**"SEC"**) and any other applicable laws and regulations.

III. COMPOSITION

The Committee shall be comprised of at least three Directors as determined by the Board, all of whom shall be "independent" Directors as set forth in the Rules of NASDAQ, and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee.

Each member of the Committee must be financially literate and able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement.

The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board or until their successors shall be duly elected and qualified. The Board may replace Committee members. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

IV. MEETINGS

The Committee shall meet at least annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee should meet at least annually with Management and the independent auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. The Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditor to attend a meeting of the Committee or meet with any members of, or consultants to, the Committee.

V. AUDIT COMMITTEE AUTHORITY AND RESPONSIBILITIES

The Committee shall:

1. Make reports to the Board as circumstances dictate.

2. Have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other advisors. The Company shall provide appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Committee.

3. Review and update this Charter periodically as conditions dictate.

4. Have the sole authority to select, appoint or replace the independent auditor (subject, if applicable, to shareholder ratification) and be directly responsible for establishing the compensation of the independent auditor.

5. Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange Act which are approved by the Committee prior to completion of the audit. The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Committee at its next scheduled meeting.

6. Obtain and review a report from the independent auditor at such times as determined by the Committee regarding (a) the independent auditor's internal quality control procedures, (b) any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with any such issues, and (d) all relationships between the independent auditor and the Company. Evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence, taking into account the opinions of management. The Committee shall present its conclusions with respect to the selection or change of independent auditor to the Board.

7. Review and evaluate the lead partner of the independent auditor team and ensure the rotation of the audit partners as required by applicable law.

8. Be directly responsible for the oversight of the work of the independent auditor (who shall report directly to the Committee) for the purpose of preparing or issuing an audit report or related work.

9. Meet with the independent auditor prior to the audit to discuss the planning and staffing of the audit.

10. Review and discuss with Management and the independent auditor the Company's annual and interim financial statements, including the management's discussion and analysis section of any report, and any reports or other financial information submitted to any governmental body, or the public, including any certification, report, opinion or review rendered by the independent auditor, and recommend to the Board whether the audited and/or reviewed financial statements, as applicable, should be included in any filings submitted to any governmental body or the public.

11. Review with the independent auditor the auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting and review and resolve any significant disagreements between the independent auditor and Management in connection with the preparation of the financial statements.

12. Discuss with Management and the independent auditor, together and in separate executive sessions, significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls or financial reporting processes and any special steps adopted in light of material deficiencies.

13. Discuss separately with the independent auditor and Management (as required by Statement on Auditing Standard No. 61) matters relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of the activities or access to requested information, and any significant disagreements between the independent auditor and Management.

14. Consider and approve, if appropriate, major changes to the Company's auditing and accounting principles and practices as suggested by the independent auditor or Management.

15. Review and discuss reports from the independent auditors on:

a. All critical accounting policies and practices to be used.

b. All alternative treatments of financial information within generally accepted accounting principles (**"GAAP"**) that have been discussed with Management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor.

c. Other material written communications between the independent auditor and Management, such as any management letter or schedules of the unadjusted differences.

16. Discuss with Management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

17. Periodically review with the independent auditors and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls and reporting processes of the Company, and elicit any recommendations offered for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper. Further, the Committee periodically should review any Company ethics programs.

18. Discuss with Management and the independent auditor the Company's major financial risk exposures (including potential or pending litigation) and steps Management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

19. Discuss with or obtain reports from Management and corporate counsel confirming that the Company is in conformity with applicable legal requirements relating to financial and accounting matters and any Company ethics programs. Review reports and disclosures on insider and affiliated party transactions. Advise the Board with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations relating to financial and accounting matters and with any Company ethics programs.

20. Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.

21. Discuss with the Company's counsel legal matters that may have a material impact on the financial statements or the Company's compliance policies.

22. Submit the minutes of all meetings of the Committee to the Board and discuss, through its Chairman, the matters discussed at each Committee meeting with the Board.

23. Review the results of any audits of member reimbursements, director's and officer's expense accounts and Management perquisites prepared by the internal auditor and the independent auditor, respectively.

VI. LIMITATION OF THE AUDIT COMMITTEE'S ROLE

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct any audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with GAAP and applicable rules and regulations. Management is responsible for the preparation, presentation and integrity of the Company's financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company. The independent auditors are responsible for auditing the Company's financial statements and for reviewing the Company's unaudited interim financial statements.

VII. COMPENSATION

Members of the Audit Committee will be eligible to receive fees or other compensation for their service as Committee members as determined by the Board. Changes in such compensation will be determined by the Board in its sole discretion.

END